      As filed with the Securities and Exchange Commission on June 3, 1996




                           Registration No. 333-02719


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   -----------


                   PRE-EFFECTIVE AMENDMENT NO. 1 TO FORM S-4

                            TO REGISTRATION STATEMENT

                                      UNDER

                           THE SECURITIES ACT OF 1933

                                   -----------

                               WEST COAST BANCORP

             (Exact name of registrant as specified in its charter)

         OREGON                         6022                      93-0810577
(State or other jurisdiction of  (Primary standard industrial  (I.R.S. employer
incorporation or organization)   classification code number)   identification no.)


   5335 S.W. MEADOWS ROAD, SUITE 201, LAKE OSWEGO, OREGON 97035 (503) 684-0884

    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                   ----------

                    VICTOR L. BARTRUFF AND RODNEY B. TIBBATTS
                  Co-Presidents and Co-Chief Executive Officers
                        5335 S.W. Meadows Road, Suite 201
                            Lake Oswego, Oregon 97035
                                 (503) 684-0884

    (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   -----------

                          Copies of communications to:

      STEPHEN M. KLEIN, ESQ                   KENNETH E. ROBERTS, ESQ.
      Graham & Dunn, P.C.                     Foster Pepper & Shefelman
      1420 Fifth Avenue, 33rd Floor           101 S.W. Main Street, 15th Floor
      Seattle, Washington  98101              Portland, Oregon  97024

                                  -----------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF SECURITIES TO THE
PUBLIC:

        The date of mailing of the enclosed Prospectus/Proxy Statement to shareholders of Vancouver Bancorp.

                                   -----------

         If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

                                  -----------


         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                               WEST COAST BANCORP

                              CROSS-REFERENCE SHEET
             (SHOWING LOCATION OF INFORMATION REQUIRED BY FORM S-4)

           S-4 Item                                                   Prospectus Heading
           --------                                                   ------------------

A.    INFORMATION ABOUT THE TRANSACTION

     1.  Forepart of Registration Statement and                     Cover Page; Cross Reference Sheet; Outside Front
         Outside Front Cover Page of Prospectus                     Cover Page of Prospectus/Proxy Statement

     2.  Inside Front and Outside Back Cover                        Available Information; Table of Contents
         Pages of Prospectus

     3.  Risk Factors, Ratio of Earnings to Fixed                   Summary; Stock Price and Dividend Information; Selected
         Charges, and Other Information                             Financial Data; Equivalent Per Common Share Data


     4.  Terms of the Transaction                                   Summary; Equivalent Per Common Share Data;
                                                                    Annual Meeting of  VB Shareholders; Background of
                                                                    and Reasons for the Merger; The Merger; Unaudited
                                                                    Pro Forma Combined Financial Statements;
                                                                    Comparison of Certain Rights of Holders of VB and
                                                                    WCB Common Stock

     5.  Pro Forma Financial Information                            Selected Financial Data; Equivalent Per Common Share Data;
                                                                    Unaudited Pro Forma Combined Financial Statements


     6.  Material Contracts with the Company                        Summary; The Merger
         Being Acquired

     7.  Additional Information Required for                        Not Applicable
         Reoffering by Persons and Parties
         Deemed to be Underwriters

     8.  Interests of Named
         Experts and Counsel                                        Background of and Reasons for the Merger --
                                                                    Opinion of VB Financial Advisor; Certain Legal
                                                                    Matters; Experts

     9. Disclosure of SEC Position on Indemni-                      Not Applicable
        fication for Securities Act Liabilities

B.    INFORMATION ABOUT THE REGISTRANT

    10. Information with Respect to                                 Summary; Stock Price and Dividend Information;
        S-3 Registrants                                             Selected Financial Data; Equivalent Per Common
                                                                    Share Data; Background of and Reasons for the
                                                                    Merger; The Merger; Unaudited Pro Forma
                                                                    Combined Financial Statements; Information
                                                                    Concerning WCB; Supervision and Regulation;
                                                                    Comparison of Certain Rights of Holders of VB and
                                                                    WCB Common Stock; WCB Financial Statements

    11.  Incorporation of Certain Information by                    Incorporation by Reference
         Reference

    12.  Information with Respect to S-2 or                  Not Applicable
         S-3 Registrants

    13.  Incorporation of Certain Information by Reference   Not Applicable


    14.  Information with Respect to Registrants             Not Applicable
         Other Than S-3 or S-2 Registrants

C.  INFORMATION ABOUT THE COMPANY BEING ACQUIRED

    15.  Information with Respect to S-3 Companies           Not Applicable

    16.  Information with Respect to S-3 or S-2              Not Applicable
         Companies

    17.  Information with Respect to Companies               Summary; Stock Price and
         Other Than S-3 or S-2 Companies                     Dividend Information; Selected Financial Data; Equivalent Per Common
                                                             Share Data; Background of and Reasons for the Merger; The Merger;
                                                             Unaudited Pro Forma Combined Financial Statements; Information
                                                             Concerning VB; VB Management's Discussion and Analysis of Financial
                                                             Condition and Results of Operations; Management of VB; Supervision and
                                                             Regulation; Comparison of Certain Rights of Holders of VB and WCB
                                                             Common Stock; VB Financial Statements

D.  VOTING AND MANAGEMENT INFORMATION

    18.  Information if Proxies, Consents or                 Summary; Annual Meeting of VB Shareholders; Background of and
         Authorizations are to be                            Reasons for the Merger; The Merger; Information Concerning VB;
         Solicited                                           Comparison of Certain Rights of Holders of VB and WCB Common Stock

    19.  Information if Proxies, Consents or                 Not Applicable
         Authorizations are Not to be Solicited
         or in an Exchange Offer

                         [Vancouver Bancorp Letterhead]
                                 June ___, 1996


Dear Fellow Shareholder:


         You are cordially invited to attend the Annual Meeting of Shareholders of Vancouver Bancorp ("VB"), which will be held on Friday, June 28, 1996, at 2:00 p.m., local time, at the Royal Oaks Country Club, 8917 N.E. Fourth Plain Boulevard, Vancouver, Washington.


         At the Annual Meeting, you will be asked to consider and ratify a Plan and Agreement of Reorganization and Merger, dated as of February 15, 1996 (the "Merger Agreement"), between VB, West Coast Bancorp ("WCB") and HB Acquisition Corporation ("HB"), WCB's wholly owned subsidiary, under the terms of which VB will be merged with and into HB (the "Merger"), with the result that VB shareholders would become shareholders of WCB. The Merger is subject to various conditions which are contained in the Merger Agreement. The terms of the Merger are described in the attached Proxy Statement, which also serves as a Prospectus of WCB for its Common Stock to be issued in the Merger. The complete text of the Merger Agreement appears as Appendix A to the Prospectus/Proxy Statement. If the Merger is approved, each VB shareholder will receive shares of WCB Common Stock for each share of VB Common Stock owned, based on an exchange formula detailed in the Prospectus/Proxy Statement which is intended to provide WCB shares with a market value of approximately $66.95 for each share of VB exchanged in the merger. The Board of Directors has received an opinion from Columbia Financial Advisors, Inc. to the effect that the consideration to be received by VB's shareholders in the Merger is fair from a financial point of view.

         At the Annual Meeting, you will also be asked to elect seven directors to VB's Board of Directors, each to serve a one-year term or until their respective successors are elected and qualified, or until such time as the Merger is effective.

         YOUR BOARD OF DIRECTORS BELIEVES THAT THE MERGER IS IN THE BEST INTERESTS OF VANCOUVER BANCORP AND ITS SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE IN FAVOR OF THE MERGER. YOUR BOARD OF DIRECTORS ALSO RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF THE SEVEN NOMINEES FOR DIRECTOR. Approval of the Merger requires the affirmative vote of the holders of a majority of the outstanding shares of VB Common Stock. Directors are elected by a plurality of the votes cast for nominees. We urge you to read the attached Prospectus/Proxy Statement and to consider your vote carefully. If you have any questions regarding this material in advance of the Annual Meeting, please feel free to call Anne M. Ryan, VB's Vice President and Secretary, at (360) 695-3439. Regardless of the size of your holdings, it is important that your shares be voted at the Annual Meeting.

         WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE BE CERTAIN TO COMPLETE, SIGN AND DATE THE ENCLOSED PROXY, AND RETURN IT PROMPTLY IN THE POSTAGE-PAID ENVELOPE PROVIDED. IF YOU ATTEND THE ANNUAL MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN THOUGH YOU HAVE PREVIOUSLY RETURNED YOUR PROXY. IF FOR ANY REASON YOU SHOULD DESIRE TO REVOKE YOUR PROXY, YOU MAY DO SO AT ANY TIME BEFORE IT IS VOTED AT THE ANNUAL MEETING.

                                Very truly yours,

         James J. Pomajevich                             Lee S. Stenseth
         Chairman of the Board                           President

         PLEASE COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD

                                VANCOUVER BANCORP
                                 801 MAIN STREET
                           VANCOUVER, WASHINGTON 98660


                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                            TO BE HELD JUNE 28, 1996


TO THE SHAREHOLDERS OF VANCOUVER BANCORP:


         NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of Vancouver Bancorp ("VB") will be held on Friday, June 28, 1996, at 2:00 p.m., local time, at the Royal Oaks Country Club, 8917 N.E. Fourth Plain Boulevard, Vancouver, Washington. The Annual Meeting is for the following purposes:


         1. MERGER AGREEMENT. To consider and vote upon a proposal to approve the Plan and Agreement of Reorganization and Merger, dated as of February 15, 1996, as more fully described in the accompanying Prospectus/Proxy Statement, and attached as Appendix
A thereto.

         2. ELECTION OF DIRECTORS. To elect seven directors, each to hold office for a one-year term, or until their respective successors are elected and qualified, or until such time as the Merger is effective.

         3. OTHER MATTERS. To act upon such other matters as may properly come before the Annual Meeting or any adjournment thereof.


         Only holders of record of the VB Common Stock, $1.00 par value per share, at the close of business on May 28, 1996, the record date for the Annual Meeting, are entitled to notice of and to vote at the Annual Meeting or any adjournments or postponements thereof. Shareholders desiring to do so may dissent from the Merger and obtain payment for their shares in accordance with the provisions of the Washington statute, RCW 23B.13, a copy of which is included in the Prospectus/Proxy Statement. See "THE MERGER -- Dissenters' Rights of Appraisal" and Appendix C.


         All shareholders are cordially invited to attend the Annual Meeting personally. Whether or not you are able to do so, it is important that you complete, sign, date, and promptly return the accompanying proxy in the enclosed postage-paid envelope in order to vote your shares of VB Common Stock. Shareholders may revoke proxies previously submitted by completing a later-dated proxy, by written revocation delivered to VB's secretary at or prior to the Annual Meeting, or by appearing and voting at the Annual Meeting in person. Attendance at the Annual Meeting will not of itself revoke a previously submitted proxy.

                                            By Order of the Board of Directors,

                                            Anne M. Ryan, Secretary

Vancouver, Washington

June ___, 1996

YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF SHARES YOU OWN.
APPROVAL OF THE MERGER REQUIRES THE AFFIRMATIVE VOTE OF HOLDERS
OF A MAJORITY OF THE OUTSTANDING SHARES OF VB COMMON STOCK. IN ORDER TO ENSURE THAT THE REQUISITE VOTES ARE OBTAINED, AND IN ORDER TO ENSURE A QUORUM, WE URGE YOU TO SIGN, DATE AND RETURN THE ENCLOSED PROXY.

                      PROXY STATEMENT OF VANCOUVER BANCORP
           ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 28, 1996


                        PROSPECTUS OF WEST COAST BANCORP
                      SHARES OF COMMON STOCK, NO PAR VALUE


         This Prospectus/Proxy Statement is being furnished to holders of shares of common stock, $1.00 par value per share ("VB Common Stock"), of Vancouver Bancorp ("VB"), a Washington corporation, in connection with the solicitation of proxies by the Board of Directors of VB (the "VB Board") for use at the Annual Meeting of Shareholders to be held on Friday, June 28, 1996, at 2:00 p.m., local time, at the Royal Oaks Country Club, 8917 N.E. Fourth Plain Boulevard, Vancouver, Washington, and at any adjournments or postponements thereof. VB shareholders will vote upon a proposal to approve the merger (the "Merger") of VB with and into HB Acquisition Corporation ("HB"), a Washington corporation and wholly owned subsidiary of West Coast Bancorp ("WCB"), an Oregon corporation and bank holding company, on the terms described in the Plan and Agreement of Reorganization and Merger (the "Merger Agreement") dated as of February 15, 1996 between WCB, HB and VB. The Merger Agreement is incorporated herein by reference.


         This Prospectus/Proxy Statement also constitutes the Prospectus of WCB filed as part of a Registration Statement on Form S-4 with the Securities and Exchange Commission ("SEC") under the Securities Act of 1933, as amended (the "Securities Act"), relating to the shares of Common Stock, no par value per share ("WCB Common Stock"), of WCB to be issued in the Merger. When the Merger becomes effective, all outstanding shares of VB Common Stock will be converted into the right to receive shares of WCB Common Stock. Cash will be paid in lieu of fractional shares. See "THE MERGER -- Basic Terms of Merger." Shareholders desiring to do so may dissent from the Merger and obtain payment for their shares in accordance with the provisions of the Washington statute, RCW 23B.13, a copy of which is included in the Prospectus/Proxy Statement. See "THE MERGER
- -- Dissenters' Rights of Appraisal" and Appendix C. For a description of certain significant considerations in connection with the Merger, see "THE MERGER -- Conditions to the Merger; Interests of Certain Persons in the Merger."

         This Prospectus/Proxy Statement does not cover any resale of the securities to be received by shareholders of VB upon consummation of the Merger, and no person is authorized to make any use of this Prospectus/Proxy in connection with any such resale.


         This Prospectus/Proxy Statement and the accompanying proxy cards are first being mailed to shareholders of VB on or about June 8, 1996.


THE SHARES OF WCB COMMON STOCK ISSUABLE IN THE MERGER ARE NOT SAVINGS OR DEPOSIT ACCOUNTS OR OTHER OBLIGATIONS OF A BANK AND ARE NOT INSURED BY THE BANK INSURANCE FUND OF THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

THE SHARES OF WCB COMMON STOCK ISSUABLE IN THE MERGER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OF ADEQUACY OF THIS PROSPECTUS/PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                ----------------




         The date of this Prospectus/Proxy Statement is June __, 1996

                              AVAILABLE INFORMATION

         WCB is subject to the information and reporting requirements of the Securities Exchange Act of 1934, (the "Exchange Act") as amended. In accordance with the Exchange Act, WCB files reports, proxy statements, and other information with the SEC. Under the rules and regulations of the SEC, the solicitation of VB shareholders to approve the Merger constitutes an offering of the WCB Common Stock to be issued in conjunction with the Merger. WCB has filed with the SEC a registration statement on Form S-4 (the "Registration Statement") under the Securities Act covering the WCB Common Stock to be issued in connection with the Merger. The Registration Statement and the exhibits thereto, as well as the reports, proxy statements, and other information filed with the SEC by WCB under the Exchange Act may be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 7 World Trade Center, Thirteenth Floor, New York, New York 10048, and at The Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may also be obtained at prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, materials filed by WCB are available for inspection at the offices of the Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006. As permitted by the rules and regulations of the SEC, this Prospectus/Proxy Statement omits certain information, exhibits, and undertakings contained in the Registration Statement. Reference is made to the Registration Statement and to the exhibits thereto for further information.

         VB is not subject to the information and reporting requirements of the Exchange Act.


         This Prospectus/Proxy Statement constitutes part of the Registration Statement on Form S-4 (File No. 333-2719) filed by WCB with the SEC under the Securities Act. This Prospectus/Proxy Statement omits certain information contained in the Registration Statement in accordance with the rules and regulations of the SEC. Reference is made hereby to the Registration Statement and related exhibits for further information with respect to WCB and the WCB Common Stock. Statements contained herein or in any document incorporated herein by reference as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document incorporated herein by reference. Each such statement is qualified in its entirety by such reference.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed by WCB with the SEC pursuant to the Exchange Act are incorporated in this Prospectus/Proxy Statement by reference:

         1. WCB's Annual Report on Form 10-K for the year ended December 31, 1995 (the "WCB 1995 10-K");

         2. WCB's Proxy Statement for its 1996 Annual Meeting of Shareholders (the "WCB 1996 Proxy");


         3. WCB's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996 (the "WCB 1996 10-Q");



         4.       WCB's Current Report on Form 8-K dated February 20,
                  1996; and

         5. The description of WCB's capital stock contained in its Registration Statement on Form S-4 filed with the SEC on January 27, 1995 (Registration No. 33-88656).

         All documents filed by WCB pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date hereof and prior to the VB Annual Meeting of Shareholders shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies or superseded such document. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part hereof.


         A copy each of the WCB 1995 10-K, the WCB 1996 Proxy and the WCB 1996 10-Q are delivered herewith.



         As described above, this Prospectus/Proxy Statement incorporates by reference documents that are not presented herein or delivered herewith. These documents (other than exhibits to such documents that are specifically incorporated by reference into the text of such documents) are available, without charge, to each person, including any beneficial owner, to whom a copy of this Prospectus/Proxy Statement is delivered, upon written or oral request to Anne M. Ryan, Vice President and Secretary, Vancouver Bancorp, 801 Main Street, Vancouver, Washington 98660. In order to ensure timely delivery of the documents, any such request should be made by June 20, 1996.


         All information contained in this Prospectus/Proxy Statement relating to WCB has been furnished by WCB, and VB is relying upon the accuracy of that information. All information contained in this Prospectus/Proxy Statement relating to VB has been furnished by VB, and WCB is relying upon the accuracy of that information.

         NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS/PROXY STATEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY EITHER WCB OR VB. THIS PROSPECTUS/PROXY STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE SECURITIES OFFERED BY THIS PROSPECTUS/PROXY STATEMENT, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER, SOLICITATION OF AN OFFER, OR PROXY SOLICITATION.

         NEITHER THE DELIVERY OF THIS PROSPECTUS/PROXY STATEMENT NOR ANY DISTRIBUTION OF THE SECURITIES OFFERED PURSUANT TO THIS PROSPECTUS/PROXY STATEMENT SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN OR IN THE AFFAIRS OF VB OR WCB AND ITS SUBSIDIARIES SINCE THE DATE OF THIS PROSPECTUS/PROXY STATEMENT OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                TABLE OF CONTENTS


                                                                                Page
                                                                                ----
SUMMARY....................................................................        1
    Introduction...........................................................        1
    VB Shareholder Meeting.................................................        1
    Parties to the Merger..................................................        2
    The Merger; Exchange Ratio.............................................        3
    Effective Date.........................................................        3
    Reasons for the Merger; Recommendation of the VB Board.................        3
    Opinion of Financial Advisor...........................................        4
    Board of Directors and Executive Officers of WCB and the Bank..........        4
    Trading Market.........................................................        4
    Conditions; Regulatory Approvals.......................................        4
    Termination and Amendment of the Merger Agreement......................        5
    Tax Treatment of the Merger............................................        5
    Accounting Treatment of the Merger.....................................        5
    Dissenters' Rights of Appraisal........................................        5
    Interests of Certain Persons in the Merger.............................        6
    Comparison of Shareholders' Rights.....................................        6
    Stock Option Agreement.................................................        6

STOCK PRICE AND DIVIDEND INFORMATION.......................................        7
    WCB....................................................................        7
    VB.....................................................................        7

SELECTED HISTORICAL AND UNAUDITED PRO FORMA FINANCIAL DATA.................        9
    Proforma West Coast Bancorp and Vancouver Bancorp Consolidated
     (Unaudited)...........................................................       10
    West Coast Bancorp.....................................................       11
    Vancouver Bancorp......................................................       12

EQUIVALENT PER COMMON SHARE DATA...........................................       13

ANNUAL MEETING OF VB SHAREHOLDERS..........................................       15
    Date, Time, and Place..................................................       15
    Purpose of the Meeting.................................................       15
    Shares Outstanding and Entitled to Vote; Record Date...................       15
    Vote Required..........................................................       15
    Voting, Solicitation, and Revocation of Proxies........................       16

BACKGROUND OF AND REASONS FOR THE MERGER...................................       16
    Background of the Merger...............................................       16
    Reasons for the Merger - General.......................................       17
    Reasons for the Merger - WCB...........................................       18
    Reasons for the Merger - VB............................................       19
    Opinion of  VB Financial Advisor.......................................       20
    Recommendation of the VB Board.........................................       22

                                                                                   Page
                                                                                   ----
THE MERGER.....................................................................      22
     General...................................................................      22
     Basic Terms of the Merger.................................................      23
     Cash for Fractional Shares................................................      24
     Exchange of Stock Certificates............................................      24
     Directors and Officers....................................................      25
     Employee Benefit Plans....................................................      25
     Mechanics of the Merger...................................................      26
     Conduct Pending Consummation of the Merger................................      26
     Conditions to the Merger..................................................      26
     Amendment of the Merger Agreement.........................................      27
     Termination of the Merger Agreement.......................................      27
     Interests of Certain Persons in the Merger................................      28
     Certain Federal Income Tax Matters........................................      28
     Accounting Treatment of Merger............................................      29
     Dissenters' Rights of Appraisal...........................................      30
     Resales of Stock Received in the Merger by VB Affiliates..................      30
     No Solicitation...........................................................      31
     Expenses..................................................................      31
     Stock Option Agreement....................................................      31

UNAUDITED CONDENSED PRO FORMA COMBINED FINANCIAL STATEMENTS....................      34

INFORMATION CONCERNING WCB.....................................................      42

INFORMATION CONCERNING VB......................................................      42
     Business..................................................................      42
     Competition...............................................................      42
     Facilities................................................................      43
     Employees.................................................................      44
     Legal Proceedings.........................................................      44

VB MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS..................................      44
     Financial Condition and Results of Operations.............................      46
     Lending...................................................................      49
     Summary of Loan Loss Experience...........................................      52
     Asset and Liability Maturity Repricing Schedule
     March 31, 1996............................................................      54

MANAGEMENT OF VB...............................................................      57
     Directors and Executive Officers..........................................      57
     Executive Compensation....................................................      57
     Director Compensation.....................................................      59
     Certain Transactions and Relationships....................................      59
     Securities Ownership of Management and Certain Beneficial Owners..........      59
     Other Principal Shareholders..............................................      60
     Committees of the Board of Directors......................................      61

                                                                               Page
                                                                               ----
SUPERVISION AND REGULATION................................................       61
    General...............................................................       61
    Holding Company Structure.............................................       61
    Control Transactions..................................................       62
    General...............................................................       63
    Regulation of State Banks.............................................       63
    Dividends.............................................................       64
    Regulation of Management..............................................       64
    Control of Financial Institutions.....................................       65
    FIRREA................................................................       65
    FDICIA................................................................       65
    Interstate Banking and Branching......................................       65
    Capital Adequacy Requirements.........................................       66
    FDIC Insurance........................................................       68
    Community Reinvestment Act ("CRA")....................................       68

COMPN OF CERTAIN RIGHTS OF HOLDERS OF
VB AND WCB COMMON STOCK...................................................       68
    General...............................................................       68
    Preferred Stock.......................................................       69
    Common Stock..........................................................       69
    Dividend Rights.......................................................       69
    Voting Rights.........................................................       69
    Preemptive Rights.....................................................       70
    Liquidation Rights....................................................       70
    Assessments...........................................................       70
    Board of Directors....................................................       70
    Indemnification and Limitation of Liability...........................       70
    Amendment of Articles of Incorporation and Bylaws.....................       71
    Repurchase of Shares..................................................       71
    Dissenters' Rights....................................................       71
    Sales of Assets, Mergers and Dissolutions - Voting....................       72
    Potential "Anti-Takeover" Provisions..................................       72

CERTAIN LEGAL MATTERS.....................................................       74

EXPERTS...................................................................       75

OTHER MATTERS.............................................................       75

GLOSSARY OF KEY TERMS.....................................................      G-1

    APPENDIX A - Plan and Agreement of Reorganization and Merger
    APPENDIX B - Stock Option Agreement
    APPENDIX C - Dissenters' Rights of Appraisal
    APPENDIX D - Opinion of Columbia Financial Advisors, Inc.

                                     SUMMARY

         The following material summarizes certain information contained elsewhere in this Prospectus/Proxy Statement. This summary is not intended to be complete and is qualified in its entirety by reference to the more detailed information contained elsewhere in this Prospectus/Proxy Statement (including the appendices hereto). Capitalized terms used in this Prospectus/Proxy Statement, unless the context otherwise requires, have the meanings ascribed to them in the Glossary of Key Terms inside the back cover. Additional terms used principally in particular sections of this Prospectus/Proxy Statement are defined in the sections where they are used.

INTRODUCTION

         Pursuant to the Merger Agreement, WCB proposes to acquire VB by means of a triangular merger, whereby VB would be merged with and into HB, WCB's wholly-owned subsidiary, with the result that VB shareholders would become shareholders of WCB, and the Bank of Vancouver (the "Bank") would become a wholly-owned subsidiary bank of WCB.

         The respective Boards of Directors ("Boards") of WCB, HB and VB have unanimously adopted the Merger Agreement. The VB Board has unanimously recommended that the shareholders of VB vote to approve the Merger Agreement. Subject to approval by VB's shareholders, receipt of required regulatory approvals, and satisfaction of certain other conditions, VB will be merged with and into HB. VB's shareholders will receive shares of WCB Common Stock in exchange for their shares of VB Common Stock. See "THE MERGER -- Basic Terms of the Merger."

VB SHAREHOLDER MEETING


         An Annual Meeting ("Meeting") of VB's shareholders will be held on Friday June 28, 1996, at 2:00 p.m., local time, at the Royal Oaks Country Club, 8917 N.E. Fourth Plain Boulevard, Vancouver, Washington. The purposes of the Meeting are to (i) vote to approve the Merger Agreement providing for the merger of VB with and into HB, (ii) elect seven nominees to the VB Board, each of whom will serve a one-year term, or until his or her successor has been elected and qualified or the Merger is consummated, and (iii) act upon such other matters as may properly come before the Meeting or any adjournment thereof.

         Only shares of VB Common Stock held of record as of May 28, 1996 (the "Record Date") are entitled to notice of, and to vote at, the Meeting. On the Record Date, there were 141,461 shares of VB Common Stock outstanding. The affirmative vote of a majority of the shares of VB Common Stock outstanding on the Record Date is required to approve the Merger Agreement. Directors are elected by a plurality of the votes cast at the election. As of the Record Date, VB's directors were entitled to vote, and have agreed to vote, 50,289 shares in favor of the Merger Agreement, which represents approximately 35.5 percent of the total number of outstanding shares at such date.


         For additional information about the Meeting, see "ANNUAL MEETING OF VB SHAREHOLDERS."

PARTIES TO THE MERGER


         WCB. WCB, an Oregon corporation, was organized in August 1981 as a bank holding company under the name Commercial Bancorp ("Commercial"). Pursuant to an agreement and plan of merger between former West Coast Bancorp ("Old WCB") and Commercial, Old WCB and Commercial were merged on February 28, 1995, with WCB as the surviving corporation. Old WCB was a one-bank holding company headquartered in Newport, Oregon. The combined company commenced operations on March 1, 1995 and, with approximately $530 million in total assets at March 31, 1996, is the second largest bank holding company based in Oregon.

         WCB is headquartered in Lake Oswego, Oregon, and its principal business activities are conducted through its three bank subsidiaries, The Commercial Bank -- Valley Commercial Bank, and The Bank of Newport -- each of which is an Oregon state-chartered, full-service commercial bank with deposits insured by the Federal Deposit Insurance Corporation ("FDIC"). At March 31, 1996, WCB's subsidiary banks had facilities in a total of 21 cities and towns in Oregon, operating a total of 26 full-service branches and two limited service branches.


         In October 1994, WCB and The Commercial Bank entered into a merger agreement with Great Western Bank of Dallas, Oregon. Under the terms of the merger agreement, Great Western Bank was merged into The Commercial Bank on March 31, 1995, and the shareholders of Great Western Bank received shares of WCB Common Stock in exchange for their shares. At March 31, 1995, Great Western Bank had total assets of approximately $8.1 million and shareholders' equity of approximately $873,000.


         WCB's executive offices are located at 5335 S.W. Meadows Road, Suite 201, Lake Oswego, Oregon 97035, and its telephone number is (503) 684-0884. Additional information concerning WCB and its business is included in the documents incorporated into this Prospectus/Proxy Statement by reference. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE," the WCB 1995 10-K, the WCB 1996 10-Q and the WCB 1996 Proxy.


         HB. HB is a Washington bank holding company that was incorporated in 1996 to facilitate WCB's acquisition of VB. HB is WCB's wholly owned subsidiary. Immediately after Closing of the Merger, WCB intends to merge HB with and into WCB. HB's address and telephone number are the same as WCB's.

         VB. VB is a Washington corporation that was incorporated in 1994 for the purpose of being a holding company for the Bank, under an agreement and plan of exchange pursuant to which shareholders of the Bank became shareholders of VB. VB is registered with the Board of Governors of the Federal Reserve System as a bank holding company under the Bank Holding Company Act of 1956, as amended ("BHCA"), and has no significant operations separate from the Bank.


         The Bank is a state-chartered bank organized under Washington law in June, 1989. The Bank, which has a sole office in Vancouver, Washington, is a local community bank with a commitment to service to the businesses and residents of Clark County, Washington. The Bank offers commercial banking services (including commercial loans, accounts receivable and inventory financing, consumer installment loans, acceptance of deposits, and personal savings and checking accounts), primarily to small-and medium-size businesses, professionals and retail customers. Its deposits are insured by the FDIC. As of March 31, 1996, the Bank had deposits of approximately $77.2 million and assets of approximately $86.7 million.

         VB's principal offices are located at the main office of the Bank, at 801 Main St., Vancouver, Washington 98660, and its telephone number is (360) 695-3439. For additional information about VB and its business, see "INFORMATION CONCERNING VB."

THE MERGER; EXCHANGE RATIO

         In accordance with the Merger Agreement, on the Effective Date, VB will be merged with and into HB, with HB as the surviving corporation. Upon consummation of the Merger, each holder of shares of VB Common Stock, other than dissenting shares, will be entitled to receive, in exchange for each share of VB Common Stock held of record by such shareholder as of the Effective Date, the number of shares of WCB Common Stock obtained by dividing $11,581,000 by the Average Closing Price or the Modified Average Closing Price, whichever applies, and by further dividing such quotient by the aggregate number of shares of VB Common Stock that are issued and outstanding, including shares subject to unexercised options, as of the Effective Date. The formula is designed to result in VB shareholders receiving WCB Common Stock having a market value at the time of Closing of approximately $66.95 in exchange for each share of VB Common Stock held, so long as the WCB Common Stock is trading at a price between $15.30 and $18.70 per share. Cash will be paid in lieu of issuing fractional shares of WCB Common Stock. Upon completion of the Merger, shareholders of VB will no longer own any stock in VB.

         For more detailed information concerning the Merger, and how VB Shareholders may exchange certificates representing shares of VB Common Stock, see "THE MERGER -- Basic Terms of the Merger; Cash for Fractional Shares; Exchange of Stock Certificates."

EFFECTIVE DATE

         The parties presently expect to consummate the Merger during the second quarter of 1996, although the timing is subject to the satisfaction of certain conditions. The date on which the Merger is consummated, even if this date is the Postponed Effective Date under the Merger Agreement, is referred to in this Prospectus/Proxy Statement as the "Effective Date." The Merger Agreement provides that if the Merger has not been consummated by October 31, 1996, at any time after such date, the Board of either WCB or VB may vote to abandon the Merger. See "THE MERGER -- Basic Terms of the Merger."

REASONS FOR THE MERGER; RECOMMENDATION OF THE VB BOARD

         The VB Board has unanimously determined that the Merger is fair to and in the best interests of VB's shareholders. In making this determination, the VB Board considered a variety of factors, including the value of the WCB Common Stock that the shareholders of VB will receive in exchange for their shares of VB Common Stock, the continued ability of the Bank to continue to provide competitive and comprehensive services in the markets in which it operates, and the parties' shared belief in community banking, which emphasizes responsiveness to local markets and the delivery of personalized services to customers. The VB Board believes that the Merger will allow the Bank to continue to provide the advantages of personal community banking to VB's current customers, and will also allow VB to realize a premium, thus enhancing shareholder value. THE VB BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AS ADVISABLE AND IN THE BEST INTERESTS OF VB AND ITS SHAREHOLDERS AND RECOMMENDS THAT VB'S SHAREHOLDERS APPROVE THE MERGER AGREEMENT. See "BACKGROUND OF AND REASONS FOR THE MERGER."

OPINION OF FINANCIAL ADVISOR

         Columbia Financial Advisors, Inc. ("CFA"), VB's financial advisor, has delivered a written opinion to the VB Board dated the date of this Prospectus/Proxy Statement, to the effect that the Merger is fair, from a financial perspective, to VB and its shareholders. A copy of CFA's opinion setting forth the limits of its review, assumptions made, matters considered and procedures followed, is attached to this Prospectus/Proxy Statement as Appendix D and should be read in its entirety by VB's shareholders. See "BACKGROUND OF AND REASONS FOR THE MERGER -- Opinion of VB Financial Advisor."

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF WCB AND THE BANK


         Upon consummation of the Merger, the WCB Board will consist of 12 current directors of WCB, in addition to James J. Pomajevich, who is presently the Chairman of the VB Board. WCB has agreed to appoint Mr. Pomajevich to the WCB Board upon consummation of the Merger, effective as of the Effective Date. WCB will also permit Lee S. Stenseth, the Bank's President, to attend meetings of the WCB Board as a nonvoting, ex-officio member of the WCB Board until the end of his service as President of the Bank. The respective executive officers of WCB and the Bank in office immediately before the Effective Date are expected to remain unchanged following consummation of the Merger. On the Effective Date, the Bank's Board will consist of all persons who were directors of the Bank immediately before the Merger, plus an additional WCB director to be designated by WCB to the Bank's Board. See "THE MERGER -- Directors and Officers; Interests of Certain Persons in the Merger."


TRADING MARKET

         The WCB Common Stock is quoted on the Nasdaq Stock Market under the symbol "WCBO," and is registered as a class with the SEC under the Exchange Act. Accordingly, WCB is required to file certain periodic and annual reports with the SEC and make information about WCB available to its shareholders and the public. VB is not subject to the information and reporting requirements of the Exchange Act and its Common Stock is not actively traded or listed on any market system.

CONDITIONS; REGULATORY APPROVALS


         Consummation of the Merger is conditioned on (a) approval of the Merger Agreement by the holders of not less than a majority of the outstanding shares of VB Common Stock; (b) receipt of all necessary approvals of the Merger by governmental regulatory agencies, including the FRB and the Washington Director;
(c) receipt by each party of a favorable tax opinion from Graham & Dunn, P.C.;
(d) receipt of a letter from Arthur Andersen LLP to the effect that the Merger qualifies for pooling of interests accounting treatment; (e) the continuing accuracy of the representations and warranties of each party; (f) the performance of specified obligations by each party; and (g) certain other conditions. Graham & Dunn, P.C. has delivered its tax opinion, dated April 19, 1996, to the effect, among other things, that the Merger will constitute a tax-free reorganization for federal tax purposes. See "THE MERGER -- Certain Federal Income Tax Matters." On May 23, 1996, WCB received approval of the Merger from the FRB, and on May 11, 1996, the Merger was automatically declared effective by the Washington Director. See "THE MERGER -- Conditions to the Merger" and "SUPERVISION AND REGULATION."

TERMINATION AND AMENDMENT OF THE MERGER AGREEMENT

         The Merger Agreement may be terminated, and the Merger abandoned, before the Effective Date, whether before or after its adoption by the shareholders of VB by (i) the respective majority votes of the WCB and VB Boards, or (ii) either the WCB or the VB Board under certain specified circumstances, including a failure to consummate the Merger by October 31, 1996. The Merger Agreement may be amended at any time before the Effective Date if both the WCB and VB Boards approve, but no amendment reducing the amount or changing the form of any consideration which is to be received by VB shareholders can be effected without the approval of VB shareholders. See "THE MERGER -- Amendment and Termination of Merger Agreement."

TAX TREATMENT OF THE MERGER


         Graham & Dunn, P.C. delivered its opinion dated April 19, 1996, to the effect that (i) the Merger will constitute a tax-free reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code of 1986, (the "Code") as amended, (ii) pursuant to the provisions of Section 354(a)(i) of the Code, no gain or loss will be recognized with respect to each shareholder of VB who exchanges his or her shares of VB Common Stock solely for shares of WCB Common Stock, and (iii) the payment of cash to a shareholder of VB in lieu of a fractional share of WCB Common Stock will be treated as a distribution in redemption of the fractional share interest, subject to the limitations of
Section 302 of the Code. The receipt by WCB, and delivery to VB, of such opinion is a condition to consummation of the Merger. See "THE MERGER -- Certain Federal Income Tax Matters."



ACCOUNTING TREATMENT OF THE MERGER


         It is anticipated that the Merger will be accounted for as a pooling of interests by WCB under generally accepted accounting principles. The Merger Agreement provides that, as a condition to WCB's obligation to consummate the Merger, WCB must receive a letter from its independent auditors, Arthur Andersen LLP, to the effect that the Merger will qualify for pooling of interests accounting treatment. See "THE MERGER -- Accounting Treatment of Merger."


DISSENTERS' RIGHTS OF APPRAISAL


         Holders of VB Common Stock have the right to dissent from the Merger and, if they follow certain procedures and the Merger is effectuated, to obtain payment of the fair value of their shares in cash, in accordance with applicable provisions of Washington state law. To exercise such dissenters' rights, a VB shareholder must (i) deliver to VB, before the vote on approval of the Merger is taken, written notice of intent to demand payment for his or her shares if the Merger is consummated, and (ii) not vote in favor of the Merger. Following consummation of the Merger, WCB will send a notice to all VB shareholders who have properly perfected their dissenters' rights (by complying with (i) and (ii) above). A dissenting shareholder must also follow the procedures set forth in the notice, which will contain instructions for completing the exercise of dissenters' rights, including that the dissenting shareholder must (1) make written demand for payment of the fair value of his or her shares within the specified time period specified in the notice, (2) certify that beneficial ownership of his or her shares of VB Common Stock was acquired before the date set forth in the notice, and (3) surrender his or her stock certificates representing shares of the VB Common Stock in the manner set forth in the notice. A VOTE AGAINST THE MERGER WILL NOT IN AND OF ITSELF SATISFY THE REQUIREMENTS OF THE WASHINGTON STATUTE; A SHAREHOLDER WHO DOES NOT DELIVER TO VB PRIOR TO THE MEETING A WRITTEN NOTICE OF HIS OR HER INTENT TO

DEMAND PAYMENT FOR THE "FAIR VALUE" OF THE SHARES WILL LOSE THE RIGHT
TO EXERCISE DISSENTERS' RIGHTS. IN ADDITION, ANY SHAREHOLDER ELECTING TO EXERCISE DISSENTERS' RIGHTS MUST EITHER VOTE AGAINST THE MERGER OR ABSTAIN FROM VOTING. A SHAREHOLDER'S FAILURE TO FOLLOW EXACTLY THE PROCEDURES SPECIFIED IN THE WASHINGTON STATUTE WILL RESULT IN LOSS OF SUCH SHAREHOLDER'S DISSENTERS' RIGHTS. Accordingly, the VB's shareholders wishing to dissent from the Merger are urged to read carefully "THE MERGER -- Dissenters' Rights of Appraisal," and the copy of Chapter 13 of the Washington Business Corporation Act set forth in Appendix C to this Prospectus/Proxy Statement.


INTERESTS OF CERTAIN PERSONS IN THE MERGER


         Certain members of VB's management and the VB Board may be deemed to have interests in the Merger in addition to their interests as shareholders of VB generally. These include, among other things, provisions in the Merger Agreement relating to an employment agreement and appointments to the WCB Board.

         As a condition to the execution of the Merger Agreement, the Bank has entered into an employment agreement with Mr. Stenseth under the terms of which he will continue as President of the Bank after the consummation of Merger. The employment agreement, the term of which will expire on May 31, 1998, provides that Mr. Stenseth will receive $85,000 in annual base salary, in addition to an incentive bonus ranging from 2.5 percent to 5 percent of the pre-tax earnings (gross annual revenues) of the Bank, depending on the Bank's performance. The Bank may terminate the agreement at any time for cause without incurring any post-termination obligation to Mr. Stenseth, or without cause, in which case the agreement provides severance benefits equal to the salary and benefits which Mr. Stenseth would have been entitled but for such termination. Further, WCB will permit Mr. Stenseth to attend any and all meetings of the WCB Board as a non-voting ex-officio member until the end of his service as President of the Bank. WCB has also agreed to appoint Mr. Pomajevich, currently the Chairman of the VB Board, to the WCB Board effective upon Closing. The directors and management of the Bank are expected to retain their respective positions with the Bank after the Merger. For additional information regarding these matters, see "THE MERGER -- Interests of Certain Persons in the Merger."


COMPARISON OF SHAREHOLDERS' RIGHTS

         Shareholders of VB who receive shares of WCB Common Stock in exchange for their shares of VB Common Stock will be governed, with respect to their rights as shareholders, by WCB's Articles of Incorporation and Bylaws, and by Oregon law. Prior to the Merger, the rights of VB's shareholders are determined under VB's Articles of Incorporation and Bylaws, and under Washington law. For a discussion of certain material differences in the rights of shareholders of WCB and VB and an explanation of certain possible antitakeover effects of certain provisions in WCB's Articles of Incorporation and Bylaws, see "COMPARISON OF SHAREHOLDERS' RIGHTS."

STOCK OPTION AGREEMENT

         As an inducement to WCB to enter into the Merger Agreement, VB has granted an Option to WCB, by agreement dated as of February 15, 1996, to purchase up to approximately 19.9% of the then-outstanding VB Common Stock at a price equal to $64.00 per share. WCB may exercise the Option only upon (i) the occurrence of certain events (none of which have occurred), and (ii) obtaining any regulatory approvals necessary for the acquisition of the VB Common Stock subject to the Option. At the request of WCB, under limited circumstances, VB will repurchase for a formula price the Option and any shares of

VB Common Stock purchased upon exercise of the Option and beneficially owned by WCB at that time. See "THE MERGER -- Stock Option Agreement."

                      STOCK PRICE AND DIVIDEND INFORMATION

WCB


         The WCB Common Stock trades on the Nasdaq Stock Market under the symbol "WCBO." The primary market makers are: Dain Bosworth, Inc., Pacific Crest Securities Inc., Herzog, Heine, Geduld, Inc., Wedbush Morgan Securities, Inc., and Black & Company, Inc. The respective high and low sale prices of the WCB Common Stock for the periods indicated are shown below. The prices do not include retail mark-ups, mark-downs, or commissions and may not represent actual transactions. The per share information has been adjusted retroactively for all stock dividends and splits previously issued. As of March 31, 1996, there were approximately 2,700 shareholders of record of the WCB Common Stock.


                                 1996                                  1995                                  1994
                                           Cash                                  Cash                                 Cash
                   Market Price          Dividends        Market Price         Dividends        Market Price        Dividends
                   ------------          ---------        ------------         ---------        ------------        ---------
                  High       Low         Declared        High       Low        Declared        High      Low         Declared
                  ----       ---         --------        ----       ---        --------        ----      ---         --------
1st Quarter      $19.50    $16.00         $0.07         $13.26    $12.27       $0.09         $14.46    $11.68        $0.05
2nd Quarter                                             $13.86    $12.73       $0.07         $14.55    $13.41        $0.06
3rd Quarter                                             $16.59    $12.95       $0.07         $15.00    $13.86        $0.06
4th Quarter                                             $17.50    $16.00       $0.07         $15.45    $12.73        $0.06




VB

         No broker makes a market in the VB Common Stock and trading has not been extensive. The trades that have occurred cannot be characterized as amounting to an established public trading market. The VB Common Stock is traded by individuals on a personal basis and is not listed on any exchange or traded on the over-the-counter market, and the prices reported reflect only the transactions known to management. Due to the limited information available, the following data may not accurately reflect the actual market value of the VB Common Stock. The following data include trades between individual investors, as reported to VB as its own transfer agent.


                                       Number of Shares            VB Common Stock Prices              Cash Dividends
                       Period         Reported as Traded              High        Low                       Paid
                       ------         ------------------              ----        ---                       ----

 1st Quarter            1996               4,736                     $66.95     $57.83 (1)                  None
 Year Ended             1995               2,045                     $50.00     $40.00 (2)                  None
 Year Ended             1994               3,818                     $35.10     $35.10 (3)                  None



- ---------------

(1) 1,256 shares purchased by the Bank's KSOP at $66.95 in February 1996.

(2) 1,281 shares purchased by the Bank's KSOP at the appraised price of $40.76 in February 1995.

(3) 965 shares purchased by the Bank's KSOP at the appraised price of $35.10 in February 1994.

         The market value of VB Common Stock is based on an annual appraisal conducted in connection with the administration of VB's employee stock ownership plan. The appraisal process involves consideration of general and local economic factors, the outlook for the industry, ownership interests of management and employees, and financial condition and performance of the Bank. The specific techniques of the appraisal include evaluation of VB's assets as reflected on the balance sheet and as adjusted to reflect fair market value, earnings, cash flow, and dividends as compared to those of similar institutions, applying appropriate multiples based on the prices paid for the stock of such similar institutions.

         As of May 28, 1996, there were 194 shareholders of record of VB Common Stock.

         The following table sets forth the closing price per share for WCB Common Stock, as reported on The Nasdaq Stock Market, for VB Common Stock and the equivalent per share price for VB Common Stock on February 14, 1996, the last full trading day prior to the public announcement of the Merger Agreement.

=================================================================================================================================
                                                                          WCB                                 VB
- ---------------------------------------------------------------------------------------------------------------------------------
                                                                               Pro forma             (2)
                                                                                Combined                           Pro forma
                                                              Historical       Corporation        Historical       Equivalent
- ---------------------------------------------------------------------------------------------------------------------------------
Market value per share February 14, 1996(1):
 With exchange ratio at mid point, 3.9381
  (Assumes Average Closing Price of $17.00)                     17.00             17.00             57.83            66.95
 With exchange ratio at 4.3757
  (Assumes Average Closing Price of $15.30)                     17.00             17.00             57.83            74.39
 With exchange ratio at 3.5801
  (Assumes Average Closing Price of $18.70)                     17.00             17.00             57.83            60.86
=================================================================================================================================


(1) Date preceding the public announcement of the proposed merger.

(2) The market value of VB Common Stock is based on an annual appraisal conducted in connection with the administration of VB's employee stock ownership plan. The appraisal process involves consideration of general and local economic factors, the outlook for the industry, ownership interests of management and employees, and financial condition and performance of the Bank. The specific techniques of the appraisal include evaluation of VB's assets as reflected on the balance sheet and as adjusted to reflect fair market value, earnings, cash flow, and dividends as compared to those of similar institutions, applying appropriate multiples based on the prices paid for the stock of such similar institutions.

           SELECTED HISTORICAL AND UNAUDITED PRO FORMA FINANCIAL DATA

         The following table sets forth selected historical consolidated financial data for WCB and VB, and selected unaudited pro forma combined financial data giving effect to the Merger on a pooling of interests basis for the periods specified. The pro forma combined financial data are not necessarily indicative of actual or future operating results or the financial position that would have occurred or will occur upon the consummation of the Merger. The data has been derived in part from, and should be read in conjunction with, the financial statements and notes thereto and other financial information with respect to WCB and VB set forth elsewhere in this Prospectus/Proxy Statement or incorporated herein by reference, and such data are qualified in their entirety by reference thereto. All adjustments that the respective managements of WCB and VB believe to be necessary for a fair presentation of the data have been included.

PROFORMA WEST COAST BANCORP AND VANCOUVER BANCORP CONSOLIDATED (UNAUDITED)

         The following table presents unaudited information concerning certain financial information and ratios on a pro forma basis giving effect to the proposed Merger on a pooling of interests accounting basis. The pro forma combined consolidated information are presented as if the Merger had been consummated at the beginning of each period presented. Any adjustments necessary to prepare this information have been of a normal reoccurring nature.
The information is qualified in its entirety by reference to the more detailed financial information and financial statements presented elsewhere in this Prospectus/Proxy Statement. The March 31, ratios have been annualized where necessary.

(Dollars in thousands, except per share data)           Quarter Ended                             Year ended
                                                                                                 December 31,
                                                   -----------------------------------------------------------------
                                                       3/31/96          3/31/95           1995             1994
                                                   -----------------------------------------------------------------
Interest income .................................     $   12,728      $   10,705      $   47,293      $   38,918

Interest expense ................................          4,550           3,928          17,430          11,506
                                                   -----------------------------------------------------------------
Net interest income .............................          8,178           6,777          29,863          27,412

Provision for loan loss .........................            403             181             943             777
                                                   -----------------------------------------------------------------
Net interest income after provision for loan loss          7,775           6,596          28,920          26,635

Noninterest income ..............................          2,019           1,664           8,095           7,087

Noninterest expense .............................          6,786           6,252          25,520          24,654
                                                   -----------------------------------------------------------------
Income before income taxes ......................          3,008           2,008          11,495           9,068

Provision for income taxes ......................            974             585           3,245           2,752
                                                   -----------------------------------------------------------------
Net income ......................................     $    2,034      $    1,423      $    8,250      $    6,316
                                                   =================================================================

Per share data:
  Net income ....................................     $     0.38      $     0.27      $     1.53      $     1.23

  Cash dividends ................................           0.07            0.09            0.29            0.24

  Period end book value .........................          11.19            9.46           11.01            9.16

  Average common shares outstanding .............      5,363,736       5,343,074       5,349,967       5,100,087

Total assets ....................................     $  616,241      $  519,296      $  595,574      $  515,750

Total deposits ..................................        531,541         449,540         512,774         434,175

Total long-term borrowings ......................         14,389           9,653          10,788          10,046

Net loans .......................................        420,424         340,205         395,319         319,698


Stockholders' equity ............................         60,086          50,600          58,981          48,884

Financial ratios:
  Return on average assets ......................           1.37%           1.12%           1.49%           1.28%

  Return on average equity ......................          13.73%          11.56%          15.66%          14.17%

  Average equity to assets ......................           9.94%           9.73%           9.54%           9.04%

  Dividend payout ratio .........................          15.37%          30.37%          16.89%          17.33%

  Efficiency ratio ..............................          66.53%          73.52%          67.25%          71.11%

  Net loans to total assets .....................          68.22%          65.51%          66.38%          61.99%


  Yield on earning assets .......................           9.30%           9.25%           9.42%           8.66%

  Average rates paid ............................           4.08%           4.17%           4.25%           3.16%

  Net interest spread ...........................           5.22%           5.08%           5.17%           5.50%

  Net interest margin ...........................           5.98%           5.86%           5.95%           6.10%

  Nonperforming assets to total assets ..........           0.42%           0.21%           0.15%           0.11%

  Allowance for loan loss to total loans ........           1.30%           1.51%           1.39%           1.58%

  Allowance for loan loss to
nonperforming assets ............................         213.32%         471.12%         635.90%         927.95%

(Dollars in thousands, except per share data)           Year ended
                                                       December 31,
                                                   -----------------------------------------------
                                                           1993            1992            1991
Interest income .................................     $   35,585      $   34,469      $   32,194

Interest expense ................................         10,647          12,242          14,838

                                                   -----------------------------------------------
Net interest income .............................         24,938          22,227          17,356

Provision for loan loss .........................          1,083           1,338             921

                                                   -----------------------------------------------
Net interest income after provision for loan loss         23,855          20,889          16,435

Noninterest income ..............................          6,644           5,360           4,942

Noninterest expense .............................         21,535          19,585          16,518

                                                   -----------------------------------------------
Income before income taxes ......................          8,964           6,664           4,859

Provision for income taxes ......................          2,425           1,878           1,382

                                                   -----------------------------------------------
Net income ......................................     $    6,539      $    4,786      $    3,477

                                                   ===============================================

Per share data:
Net income ......................................     $     1.34      $     0.98      $     0.74

  Cash dividends ................................           0.23            0.18            0.16

       Period end book value ....................           8.27            7.17            6.36

  Average common shares outstanding .............      4,872,991       4,862,418       4,725,145

Total assets ....................................     $  480,153      $  424,370      $  386,193

Total deposits ..................................        413,935         380,690         339,242

Total long-term borrowings ......................          9,095            --               850

Net loans .......................................        284,184         249,143         224,717


Stockholders' equity ............................         40,342          34,962          30,518

Financial ratios:
  Return on average assets ......................           1.50%           1.19%           0.99%

  Return on average equity ......................          18.02%          14.69%          12.13%

  Average equity to assets ......................           8.31%           8.09%           8.19%

  Dividend payout ratio .........................          15.26%          16.43%          19.84%

  Efficiency ratio ..............................          68.50%          71.01%          73.26%

  Net loans to total assets .....................          59.19%          58.71%          58.19%

  Yield on earning assets .......................           8.86%           9.40%          10.31%

  Average rates paid ............................           3.20%           3.96%           5.55%

  Net interest spread ...........................           5.65%           5.44%           4.76%

  Net interest margin ...........................           6.21%           6.06%           5.56%

  Nonperforming assets to total assets ..........           0.44%           0.64%           0.71%

  Allowance for loan loss to total loans ........           1.53%           1.47%           1.37%

  Allowance for loan loss to
nonperforming assets ............................         210.64%         137.67%         113.19%

WEST COAST BANCORP

         The following table presents unaudited information concerning certain financial information and ratios for WCB. The information is qualified in its entirety by reference to the more detailed financial information and financial statements presented elsewhere in this Prospectus/Proxy Statement. The March 31, ratios have been annualized where necessary.


(Dollars in thousands, except per share data)           Quarter Ended               Year ended December 31,
                                                  ----------------------------------------------------------------
                                                     3/31/96      3/31/95        1995         1994          1993
                                                  ----------------------------------------------------------------
Interest income................................   $   10,796   $    9,261    $   40,628   $   34,487    $   32,161
Interest expense...............................        3,663        3,237        14,304        9,776         9,465
                                                  ----------------------------------------------------------------
Net interest income............................        7,133        6,024        26,324       24,711        22,696
Provision for loan loss........................          333          121           670          547           798
                                                  ----------------------------------------------------------------
Net interest income after provision for loan
 loss..........................................        6,800        5,903        25,654       24,164        21,898
Noninterest income.............................        1,929        1,598         7,842        6,888         6,482
Noninterest expense............................        6,157        5,753        23,284       22,942        20,077
                                                  ----------------------------------------------------------------
Income before income taxes.....................        2,572        1,748        10,212        8,110         8,303
Provision for income taxes.....................          839          495         2,853        2,458         2,268
                                                  ----------------------------------------------------------------
Net income.....................................   $    1,733   $    1,253    $    7,359   $    5,652    $    6,035
                                                  ================================================================

Per share data:
  Net income...................................   $     0.36  $      0.26    $     1.53   $     1.24    $     1.39
  Cash dividends...............................         0.07         0.09          0.29         0.24          0.23
  Period end book value........................        11.21         9.51         11.07         9.22          8.36
  Average common shares outstanding............    4,808,814    4,801,688     4,803,461    4,561,154     4,337,086

Total assets...................................   $  529,544   $  453,851    $  516,647   $  451,772    $  430,942
Total deposits.................................      454,435      392,218       442,101      379,620       368,942
Total long-term borrowings.....................       12,373        8,153         8,838        8,546         9,095
Net loans......................................      356,274      292,231       335,191      278,467       252,755
Stockholders' equity...........................       53,961       45,677        53,198       44,232        36,311

Financial ratios:
  Return on average assets.....................         1.35%        1.13%         1.53%        1.29%         1.54%
  Return on average equity.....................        12.99%       11.27%        15.50%       14.05%        18.54%
  Average equity to assets.....................        10.38%       10.04%         9.86%        9.17%         8.29%
  Dividend payout ratio........................        18.06%       34.62%        18.95%       19.35%        16.55%
  Efficiency ratio.............................        67.80%       75.43%        68.16%       72.21%        69.15%
  Net loans to total assets....................        67.28%       64.39%        64.88%       61.64%        58.65%
  Yield on earning assets......................         9.48%        9.53%         9.65%        8.99%         9.29%
  Average rates paid...........................         3.85%        3.94%         4.03%        3.03%         3.16%
  Net interest spread..........................         5.63%        5.59%         5.62%        5.96%         6.13%
  Net interest margin..........................         6.36%        6.32%         6.36%        6.54%         6.66%
  Nonperforming assets to total assets.........         0.46%        0.20%         0.12%        0.12%         0.46%
  Allowance for loan loss to total loans.......         1.28%        1.56%         1.39%        1.60%         1.55%
  Allowance for loan loss to nonperforming
    assets.....................................       190.22%      502.07%       784.22%      852.64%       202.39%


(Dollars in thousands, except per share data)     Year ended December 31,
                                                  -----------------------
                                                      1992         1991
                                                  -----------------------
Interest income................................   $   31,273   $   29,857
Interest expense...............................       10,917       13,649
                                                  -----------------------
Net interest income............................       20,356       16,208
Provision for loan loss........................        1,204          783
                                                  -----------------------
Net interest income after provision for loan
 loss..........................................       19,152       15,425
Noninterest income.............................        5,227        4,831
Noninterest expense............................       18,325       15,551
                                                  -----------------------
Income before income taxes.....................        6,054        4,705
Provision for income taxes.....................        1,674        1,382
                                                  -----------------------
Net income.....................................   $    4,380   $    3,323
                                                  =======================

Per share data:
  Net income...................................   $     1.00   $     0.77
  Cash dividends...............................         0.18         0.16
  Period end book value........................         7.24         6.43
  Average common shares outstanding............    4,368,565    4,311,644

Total assets...................................   $  380,088   $  355,321
Total deposits.................................      340,031      311,266
Total long-term borrowings.....................           --          850
Net loans......................................      220,109      204,189
Stockholders' equity...........................       31,436       27,680

Financial ratios:
  Return on average assets.....................         1.20%        1.02%
  Return on average equity.....................        14.83%       12.62%
  Average equity to assets.....................         8.10%        8.10%
  Dividend payout ratio........................        18.00%       20.78%
  Efficiency ratio.............................        71.61%       74.80%
  Net loans to total assets....................        57.91%       57.47%
  Yield on earning assets......................         9.45%       10.33%
  Average rates paid...........................         3.90%        5.50%
  Net interest spread..........................         5.55%        4.83%
  Net interest margin..........................         6.15%        5.61%
  Nonperforming assets to total assets.........         0.71%        0.77%
  Allowance for loan loss to total loans.......         1.51%        1.39%
  Allowance for loan loss to nonperforming \
    assets.....................................       125.42%      104.44%

VANCOUVER BANCORP

     The following table presents unaudited information concerning certain financial information and ratios for VB. The information is qualified in its entirety by reference to the more detailed financial information and financial statements presented elsewhere in this Prospectus/Proxy Statement. The March 31, ratios have been annualized where necessary.


(Dollars in thousands, except per share data)          Quarter Ended                     Year ended December 31,
                                                -------------------------------------------------------------------------------
                                                    3/31/96    3/31/95       1995       1994        1993       1992       1991
                                                -------------------------------------------------------------------------------
Interest income................................    $  1,932   $  1,444    $  6,665   $  4,431      $3,424   $  3,196   $  2,337
Interest expense...............................         887        691       3,126      1,730       1,182      1,325      1,189
                                                -------------------------------------------------------------------------------
Net interest income............................       1,045        753       3,539      2,701       2,242      1,871      1,148
Provision for loan loss........................          70         60         273        230         285        134        138
                                                -------------------------------------------------------------------------------
Net interest income after provision for loan
  loss.........................................         975        693       3,266      2,471       1,957      1,737      1,010
Noninterest income.............................          90         66         253        199         162        133        111
Noninterest expense............................         629        499       2,236      1,712       1,458      1,260        967
                                                -------------------------------------------------------------------------------
Income before income taxes.....................         436        260       1,283        958         661        610        154
Provision for income taxes.....................         135         90         392        294         157        204          0
                                                -------------------------------------------------------------------------------
Net income.....................................    $    301   $    170    $    891   $    664    $    504   $    406   $    154
                                                ===============================================================================

Per share data:
  Net income...................................    $   2.03   $   1.20    $   6.10   $   4.71    $   3.70   $   3.25   $   1.48
  Cash dividends...............................          --         --          --         --          --         --         --
  Period end book value........................       43.30      35.59       41.24      33.95       29.62      25.91      22.74
  Average common shares outstanding............     140,911    137,474     138,774    136,851     136,082    125,404    105,000

Total assets...................................    $ 86,697   $ 65,445    $ 78,927   $ 63,978    $ 49,211   $ 44,282   $ 30,872
Total deposits.................................      77,106     57,322      70,673     57,555      44,993     40,659     27,976
Total long-term borrowings.....................       2,016      1,500       1,350      1,500          --         --         --
Net loans......................................      64,150     47,974      60,128     41,231      31,429     29,034     20,528
Stockholders' equity...........................       6,125      4,923       5,783      4,652       4,031      3,526      2,838

Financial ratios:
  Return on average assets.....................        1.46%      1.06%       1.26%      1.22%       1.02%      1.08%      0.44%
  Return on average equity.....................       20.35%     14.10%      17.08%     15.25%      13.43%     13.33%      6.61%
  Average equity to assets.....................        7.19%      7.55%       7.38%      8.00%       8.42%      8.00%      9.42%
  Dividend payout ratio........................          --         --          --         --          --         --         --
  Efficiency ratio.............................       55.42%     60.93%      58.97%     59.03%      60.65%     62.87%     76.81%
  Net loans to total assets....................       73.99%     73.30%      76.18%     64.45%      63.87%     65.57%     66.49%
  Yield on earning assets......................        9.91%      9.58%      10.01%      8.70%       8.21%      8.92%     10.07%
  Average rates paid...........................        5.45%      5.59%       5.67%      4.20%       3.54%      4.51%      6.26%
  Net interest spread..........................        4.46%      3.99%       4.34%      4.50%       4.67%      4.41%      3.81%
  Net interest margin..........................        5.36%      5.00%       5.32%      5.30%       5.37%      5.22%      4.95%
  Nonperforming assets to total assets.........        0.19%      0.16%       0.35%      0.03%       0.25%      0.00%      0.00%
  Allowance for loan loss to total loans.......        1.41%      1.26%       1.39%      1.31%       1.32%      1.12%      1.16%
  Allowance for loan loss to nonperforming
    assets.....................................      554.72%    570.87%     309.75%   3359.73%     342.74%         --         --

                        EQUIVALENT PER COMMON SHARE DATA

                                   (UNAUDITED)


         The following table presents selected per common share data for (i) WCB, (ii) WCB and VB pro forma combined, (iii) VB and (iv) equivalent pro forma data per share of VB after giving effect to the Merger on a pooling of interests basis. The pro forma condensed combined financial data are not necessarily indicative of actual or future operating results or the financial position that would have occurred or will occur upon the consummation of the Merger. The pro forma equivalent data are based on the respective pro forma combined amounts per shared multiplied by three different exchange ratios, assuming the Average Closing Price for WCB Common Stock was: (i) $17.00 per share, (ii) $15.30 per share, and (iii) $18.70 per share. On ______, 1996, the last trading day prior to the date of this Proxy Statement/Prospectus, the closing price of WCB Common Stock was $______ per share; if that price were the Average Closing Price under the Merger Agreement, the exchange ratio would be _________ WCB shares for each share of VB outstanding. This data should be read in conjunction with the financial statements and other financial and pro forma financial information with respect to WCB and VB included elsewhere in this Prospectus/Proxy Statement or incorporated herein by reference.


==================================================================================================================================
                                                                        WCB                                     VB
                                                    ------------------------------------------------------------------------------
                                                                               PRO FORMA
                                                                               COMBINED                            PRO FORMA
                                                          HISTORICAL          CORPORATION        HISTORICAL        EQUIVALENT
- ----------------------------------------------------------------------------------------------------------------------------------
BOOK VALUE PER SHARE(1)
  WITH EXCHANGE RATIO AT MID POINT, 3.9381:
(Assumes Average Closing Price of $17.00)
   March 31, 1996 .........................                  $11.20             $11.18              $43.30         $44.03
   December 31, 1995 ......................                   11.07              11.01               41.24          43.36
- ----------------------------------------------------------------------------------------------------------------------------------
BOOK VALUE PER SHARE(1)
 WITH EXCHANGE RATIO AT 4.3757:
(Assumes Average Closing Price of $15.30)
   March 31, 1996 .........................                  $11.20             $11.05              $43.30         $48.37
   December 31, 1995 ......................                   11.07              10.89               41.24          47.63
- ----------------------------------------------------------------------------------------------------------------------------------
BOOK VALUE PER SHARE(1)
 WITH EXCHANGE RATIO AT 3.5801:
(Assumes Average Closing Price of $18.70)
   March 31, 1996 .........................                  $11.20             $11.29              $43.30         $40.41
   December 31, 1995 ......................                   11.07              11.11               41.24          39.79
- ----------------------------------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE(2) FOR THE PERIODS ENDED
WITH EXCHANGE RATIO AT MID POINT, 3.9381:
   March 31, 1996 .........................                  $ 0.36             $ 0.38              $ 2.03         $ 1.49
   December 31, 1995 ......................                    1.53               1.53                6.10           6.04
   December 31, 1994 ......................                    1.24               1.23                4.71           4.86
   December 31, 1993 ......................                    1.39               1.34                3.70           5.28
- ----------------------------------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE(2) FOR THE PERIODS ENDED
WITH EXCHANGE RATIO AT 4.3757:
(Assumes Average Closing Price of $15.30)
   March 31, 1996 .........................                  $ 0.36             $ 0.37              $ 2.03         $ 1.63
   December 31, 1995 ......................                    1.53               1.52                6.10           6.63
   December 31, 1994 ......................                    1.24               1.22                4.71           5.34
   December 31, 1993                                           1.39               1.33                3.70           5.80
- ----------------------------------------------------------------------------------------------------------------------------------

==================================================================================================================================
                                                                        WCB                                     VB
                                                    ------------------------------------------------------------------------------
                                                                               PRO FORMA
                                                                               COMBINED                            PRO FORMA
                                                          HISTORICAL          CORPORATION        HISTORICAL        EQUIVALENT
- ----------------------------------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE(2) FOR THE PERIODS ENDED
WITH EXCHANGE RATIO AT MID POINT, 3.5801:
(Assumes Average Closing Price of $18.70)
  March 31, 1996                                          $0.36                $0.38             $2.03             $1.36
  December 31, 1995                                        1.53                 1.55              6.10              5.55
  December 31, 1994                                        1.24                 1.25              4.71              4.46
  December 31, 1993                                        1.39                 1.36              3.70              4.85
- ---------------------------------------------------------------------------------------------------------------------------------
CASH DIVIDENDS DECLARED PER SHARE FOR THE PERIODS
ENDED, WITH EXCHANGE RATIO AT
  MID POINT, 3.9381:
(Assumes Average Closing Price of $17.00)
  March 31, 1996                                           0.07                 0.07              --                0.26
  December 31, 1995                                        0.29                 0.29              --                1.14
  December 31, 1994                                        0.24                 0.24              --                0.95
  December 31, 1993                                        0.23                 0.23              --                0.91
- ---------------------------------------------------------------------------------------------------------------------------------

CASH DIVIDENDS DECLARED PER SHARE FOR THE PERIODS
ENDED, WITH EXCHANGE RATIO AT 4.3757
(Assumes Average Closing Price of $15.30)
  March 31, 1996                                           0.07                 0.07              --                0.28
  December 31, 1995                                        0.29                 0.29              --                1.27
  December 31, 1994                                        0.24                 0.24              --                1.05
  December 31, 1993                                        0.23                 0.23              --                1.01
- ---------------------------------------------------------------------------------------------------------------------------------
CASH DIVIDENDS DECLARED PER SHARE FOR THE PERIODS
ENDED, WITH EXCHANGE RATIO AT 3.5801
(Assumes Average Closing Price of $18.70)
  March 31, 1996                                           0.07                 0.07              --                0.23
  December 31, 1995                                        0.29                 0.29              --                1.04
  December 31, 1994                                        0.24                 0.24              --                0.86
  December 31, 1993                                        0.23                 0.23              --                0.82
=================================================================================================================================


- ----------------

(1) Book value per share is calculated by dividing the total actual historical and pro forma equity as of the date indicated by the actual historical and pro forma number of shares outstanding as of the same date.


(2) Earnings per share is calculated by dividing total actual historical and pro forma net income for the periods ended by the actual historical and pro forma weighted average number of shares of common stock for the period indicated.

                        ANNUAL MEETING OF VB SHAREHOLDERS

DATE, TIME, AND PLACE


         The Meeting will be held on Friday, June 28, 1996, at 2:00 p.m., local time, at the Royal Oaks Country Club, 8917 N.E. Fourth Plain Boulevard, Vancouver, Washington.


PURPOSE OF THE MEETING

         The purpose of the Meeting are as follows: (i) to consider and vote upon approval of the Merger Agreement; (ii) to elect seven directors to serve a one-year term each, or until their respective successors have been elected and qualified, or until the Merger is consummated; and (iii) to act upon such matters, if any, as may properly come before the Meeting.

SHARES OUTSTANDING AND ENTITLED TO VOTE; RECORD DATE


         The VB Board has fixed the close of business on May 28 , 1996 as the Record Date for determining the holders of shares of VB Common Stock entitled to notice of and to vote at the Meeting. At the close of business on the Record Date, there were 141,461 shares of VB Common Stock issued and outstanding held by approximately 194 holders of record. See "INFORMATION CONCERNING VB -- Security Ownership of Certain Beneficial Owners and Management." Holders of record of VB Common Stock on the Record Date are entitled to one vote per share, and are also entitled to exercise dissenters' rights if certain procedures are followed. See "Dissenters' Rights of Appraisal" and Appendix C.


VOTE REQUIRED

         The affirmative vote of a majority of all shares of VB Common Stock outstanding on the Record Date is required to approve the Merger Agreement. A plurality of the votes cast at the Meeting by holders of shares of VB Common Stock is required for the election of persons nominated to serve as directors. As to both the Merger and the election of each director nominee to the VB Board, VB's shareholders are entitled to one vote for each share of VB Common Stock held. The presence of a majority of the outstanding shares of VB Common Stock in person or by proxy is necessary to constitute a quorum of shareholders for the Meeting. For this purpose, abstentions and broker nonvotes (i.e., proxies from brokers or nominees indicating that such person has not received instructions from the beneficial owners or other persons entitled to vote shares as to a matter with respect to which the broker or nominees do not have discretionary power to vote) are counted in determining the shares present at a meeting. For voting purposes, however, only shares affirmatively voted for the approval of the Merger Agreement, and neither abstentions nor broker nonvotes, will be counted as favorable votes in determining whether the Merger Agreement is approved by the holders of VB Common Stock. As a consequence, abstentions and broker nonvotes will have the same effect as votes against approval of the Merger Agreement.

         As of the Record Date, VB's directors and executive officers and their affiliates owned and were entitled to vote 50,855 shares at the Meeting, representing approximately 35.9 percent of the outstanding shares of VB Common Stock. Each VB director has agreed to vote all shares of VB Common Stock held or controlled by him or her (a total of 50,289 shares) in favor of approval of the Merger.

VOTING, SOLICITATION, AND REVOCATION OF PROXIES

         If the enclosed proxy is duly executed and received in time for the Meeting, it will be voted in accordance with the instructions given. If no instruction is given, it is the intention of the persons named in the proxy to vote the shares represented by the proxy FOR THE ELECTION OF THE BOARD'S NOMINEES FOR DIRECTOR, FOR THE APPROVAL OF THE MERGER AGREEMENT AND IN THE PROXY'S DISCRETION ON ANY OTHER MATTER COMING BEFORE THE MEETING, unless otherwise directed by the proxy. Any proxy given by a shareholder may be revoked before its exercise by written notice to the Secretary of VB, or by a subsequently dated proxy, or in open meeting before the shareholder vote is taken. The shares represented by properly executed, unrevoked proxies will be voted in accordance with the instructions in the proxy. With respect to both the approval of the Merger and the election of each director nominee to the open positions on the VB Board, shareholders are entitled to one vote for each share of VB Common Stock held on the Record Date.

         The proxy for the Meeting is being solicited on behalf of the VB Board. VB will bear the cost of solicitation of proxies from its shareholders. In addition to using the mails, proxies may be solicited by personal interview, telephone, and wire. Banks, brokerage houses, other institutions, nominees, and fiduciaries will be requested to forward their proxy soliciting material to their principals and obtain authorization for the execution of proxies. Officers and other employees of VB may solicit proxies personally. VB is not expected to pay any compensation for the solicitation of proxies, but will, upon request, pay the standard charges and expenses of banks, brokerage houses, other institutions, nominees, and fiduciaries for forwarding proxy materials to and obtaining proxies from their principals.

                    BACKGROUND OF AND REASONS FOR THE MERGER

BACKGROUND OF THE MERGER


         Since its formation in 1989, VB has enjoyed progressive earnings gains and strong asset growth in its Vancouver, Washington market. Although VB's founding directors anticipated that they might consider a sale of the company after the Bank was well-established and profitable, the VB Board and management have not seriously pursued a possible sale or merger given their record of performance. In early 1995, VB received an unsolicited inquiry from another community banking organization concerning a possible merger of their companies. This inquiry gave the VB Board and management an opportunity to reassess their organization, their success to date, the circumstances under which they might be interested and/or required to consider a merger possibility. The Board considered the potential increase in profitability that could be realized by sharing operating costs such as personnel administration, training, regulatory compliance and loan review with a larger organization. Moreover, where the Bank had been successful in participating in loans exceeding the Bank's lending limits, additional revenue for a combined organization could be realized through participation with one or more sister banks and retaining the interest income within the organization. The VB Board believed that the cost savings and enhanced revenue could significantly increase shareholder value. Moreover, through a merger with a larger company, VB shareholders could enjoy increased liquidity of their stock. Thus, the Board believed that pursuing a merger, rather than remaining independent, was in the best interest of VB shareholders. After consideration of the proposed merger, discussions ceased in July 1995 when the two companies were unable to reach an agreement with respect to the role of VB management in the post-merger organization and the merger consideration to be received by VB shareholders.

         In September 1995, Rodney B. Tibbatts, WCB's Co-President and Co-Chief Executive Officer, contacted Mr. Stenseth, President of both VB and the Bank, to arrange a luncheon meeting. The purpose of the meeting was to gain insight into VB and the Bank's strategic plans for the future, along with informing Mr. Stenseth of WCB's mission and strategic intent. Mr. Tibbatts indicated that WCB desired to have a presence in southwest Washington and that VB could represent a viable partner to enable this goal to be achieved. Mr. Stenseth indicated the conversation was timely in that VB was holding a directors retreat in the near future to discuss strategies for 1996 and beyond. The Board, having previously determined that a merger could enhance shareholder value, believed that WCB's indication of interest presented an opportunity to achieve the mutually beneficial business combination that had been previously sought in the earlier discussions with the community banking organization. The Board decided, therefore, to continue discussions with WCB. Accordingly, in October 1995, Messrs. Stenseth and Pomajevich, the Chairman of the VB Board, met with Mr. Tibbatts and Victor L. Bartruff, WCB's other Co-President and Co-Chief Executive Officer, along with Lester Green and Gary Putnam, the Chairman and Vice Chairman, respectively, of the WCB Board, to share the philosophies of the two organizations in order to determine if further discussions would be productive. The parties reported on their respective conversations at their next Board meetings and, feeling that a combination of the two institutions would be consistent with the objectives of both parties, on October 17, 1995, WCB and VB signed a Confidentiality Agreement. Subsequently, in late October, a joint dinner meeting was held involving the seven members of the VB Board, the six- member Executive Committee of the WCB Board, and WCB's Chief Financial Officer, Donald A. Kalkofen.


         Subsequently, certain directors and management teams of both parties held a series of meetings to further explore the possible combination of WCB and VB. WCB and VB then conducted detailed due diligence reviews of each other's assets, business and financial conditions, consulting on the proposed transaction with their respective independent public accountants, legal counsel, and Board members. Also, the WCB negotiating team of Messrs. Tibbatts, Bartruff, Green, Putnam and Kalkofen met on several occasions with Messrs. Stenseth and Pomajevich, and on occasion other VB directors. After reaching a consensus on a number of basic issues involving a combination of the companies, including a stock exchange ratio, VB retained a financial advisor. On December 12, 1995, the WCB Board met and on December 21, 1995 the VB Board met, and both approved proceeding with formal negotiations towards a definitive Merger Agreement.

         At special meetings of the VB and WCB Boards held on February 15, 1996, the proposed combination was considered in detail. The WCB Board, along with its counsel, Graham & Dunn, P.C., reviewed the Merger Agreement together with its exhibits. After considering the potential benefits of the transaction, the financial and valuation analyses of the transaction, the terms of the Merger Agreement, and related questions and answers, the WCB Board unanimously approved the transaction. The VB Board, with advice from its legal counsel, Foster Pepper & Shefelman, reviewed the Merger Agreement and considered the potential benefit of the proposed Merger to VB and its shareholders, taking into account the financial and valuation analysis of the Merger, the terms of the Merger Agreement and a report regarding the fairness of the transaction, from a financial point of view, presented by VB's financial advisor, CFA. At this meeting, the VB Board unanimously determined that the proposed Merger was fair to and in the best interest of VB and its shareholders, and therefore recommended that the Merger Agreement be submitted to VB's shareholders for approval. At each meeting, the Merger, Exchange Ratio, and related transactions were unanimously approved by all members of the respective Boards present, subject to the approval of VB shareholders, obtaining necessary regulatory approvals, and the further conditions set forth in the Merger Agreement.


         At the time of determining the Exchange Ration, WCB Common Stock recorded sales ranging from $16.375 on December 21, 1995 to $17.00 on February 14, 1996.


REASONS FOR THE MERGER - GENERAL

         VB and WCB share a community banking philosophy and strategy, which emphasizes responsiveness to local markets and delivery of personalized service through locally managed banks. The parties believe that a bank holding company composed of autonomous banks, emphasizing high quality personalized customer service and strong local identification is a viable alternative to the super-regional organizations which have acquired many smaller independent banks in recent years and operated them as branches. WCB expects to continue to emphasize this strategy after the Merger and intends to operate the Bank of Vancouver along with its present subsidiaries -- The Bank of Newport, The Commercial Bank and Valley Commercial Bank -- as separate subsidiaries with local management and directors that are involved in, and knowledgeable about, the respective communities of WCB's subsidiary banks.

         The parties believe that the Merger will enable the Bank to provide enhanced services to customers and to compete more effectively in the present banking environment, which is dominated by much larger institutions. The parties' geographic markets and products are complementary. The Bank is located in Vancouver, Washington, with its primary market area Clark County, Washington. This market is immediately adjacent to the greater Portland, Oregon, market in which several offices of WCB's three present subsidiary banks are located. The city of Vancouver, Washington, and Clark County are considered a part of the Portland metropolitan area. VB's primary focus is on the small- to medium-sized businesses within its market area which is consistent with the niche banking philosophy of the three business banking offices of The Bank of Newport located in the Portland, Oregon area.

         While VB's loan portfolio focuses on business lending, with a concentration in real estate developments, the institutions' portfolios complement each other both geographically and by industry types. WCB's loan portfolio has a broad diversity with some concentration in the agricultural, manufacturing, fishing, tourism, and real estate industries. WCB offers a range of non-traditional products, such as annuities, mutual funds and brokerage services, which are not presently offered by VB. In addition WCB, through its Trust Division -- West Coast Trust -- offers trust and employee benefit plans which are not presently offered by VB. It is expected that the parties' complementary market areas, product mixes and areas of expertise will provide additional opportunity for growth, revenue enhancement, and increased quality of customer services.

         To a lesser extent, the Merger is expected to provide benefits to the parties through increased efficiencies and other savings, particularly in the areas of data processing, loan participation, and through enhanced marketing efforts. Moreover, having banking offices on both sides of the Columbia River is expected to enable the parties to more effectively pursue their strategy of providing community-style banking services to small and medium-sized businesses throughout the entire metropolitan area, including those in Oregon and Clark County, Washington.

REASONS FOR THE MERGER - WCB

         At its meeting on February 15, 1996, the WCB Board determined that the Merger and Merger Agreement are fair to and in the best interests of WCB and its shareholders. In considering the Merger, the WCB Board determined that the Merger would be consistent with WCB's strategic intent in expanding its community banking organization. With VB, WCB can potentially provide customers and shareholders with certain advantages of a community banking organization as well as the larger banking organization.

         WCB determined that the Merger would advance WCB's strategic plan because of its belief that the Merger will combine two financially-sound institutions with complementary businesses and strategies, thereby creating a stronger combined organization with greater size, flexibility, efficiency, and profitability. The WCB Board believes that (i) each institution is currently well-managed, (ii) the companies have compatible management philosophies and strategic focuses, (iii) each institution will contribute complementary business strengths resulting in a well meshed diversified institution, and (iv) the strong capitalization of the combined organization will allow it to take advantage of future acquisition opportunities. The WCB Board also believes that the Merger will allow the combined organization to compete effectively in the rapidly changing marketplace of banking and financial services and to take advantage of opportunities for growth and diversification in both Oregon and Washington.

         In reaching its determination, the WCB Board consulted with WCB's management as well as WCB's accounting and legal advisors and considered a number of factors, including the following:

         - The effectiveness of the Merger in implementing WCB's basic strategy, and in responding to changes in the banking industry which have made competing as a community banking organization more difficult;

         - The WCB Board review based in part on a presentation by WCB management regarding (i) its due diligence review of VB, including the business, operations, earnings, asset quality, financial condition and corporate culture of VB on a historical, prospective and pro forma basis, (ii) product mix, the compatibility of corporate roles and the respective contributions the parties would bring to a combined organization, and (iii) the expanded opportunities for revenue enhancement and synergies that are expected to result from the Merger;

         -        The terms of the Merger Agreement, the VB Stock
                  Option Agreement and the other documents executed in conjunction with the Merger;

         - WCB's long-term strategy of seeking to expand its operations along the I-5 corridor and particularly its stated goal of expanding its banking operations throughout the Portland-Metropolitan area, including southwest Washington; and

         - The current and prospective economic environment facing financial institutions generally and WCB in particular.

The WCB Board did not assign any specific or relative weight to the foregoing factors in the course of its consideration.

REASONS FOR THE MERGER - VB

         The VB Board believes that the terms of the Merger, which are the product of arms length negotiations between representatives of VB and WCB, are fair and in the best interests of VB and its shareholders. In the course of reaching its determination, the VB Board consulted with legal counsel with respect to the legal duties of the VB Board, the terms of the Merger Agreement and the issues related thereto; with its accountants with respect to certain financial aspects of the transaction; with its financial advisor with respect to the financial aspects and fairness of the transaction; and with senior management regarding, among other things, operational and due diligence matters.


         At its meeting on February 15, 1996, the VB Board unanimously determined that the Merger and Merger Agreement are fair to, and in the best interests of VB and its shareholders and recommended the Merger Agreement be submitted to the shareholders of VB for approval. In addition to the overall objectives of enhancing shareholder value and providing high-quality community banking services in Vancouver and surrounding communities, the VB Board considered the fairness opinion of CFA, and the following additional material factors:


         - VB shareholder value would be significantly enhanced by the value of WCB Common Stock being issued in the Merger;

         - WCB stock is relatively actively traded, thus creating a far more marketable and liquid security for VB shareholders;

         - The Merger is structured as a tax-free exchange of stock, permitting VB shareholders the opportunity to continue to invest in a community banking organization;

         - WCB's financial condition, businesses and prospects and the economic prospects of the markets served by both parties appear to be attractive;

         - The Merger would allow VB to provide trust, investment and mortgage services to VB customers;

         - The combined organization would enable the Bank to offer larger loans to customers due to higher legal lending limits;

         - The combined organization is expected to provide increased opportunities to employees;

         - The structure of the Merger would allow the Bank to retain its name and local identity, Board and management team, enabling it to continue to provide responsive, quality, community banking services to its customers; and

         - The Merger is expected to receive regulatory approval and is not conditioned upon the approval of any shareholder group other than VB.

The VB Board did not ascribe relative or specific weights to any factor in its evaluation of the Merger.

OPINION OF VB FINANCIAL ADVISOR

         VB retained CFA as its exclusive financial advisor pursuant to an engagement letter dated February 5, 1996 (the "Engagement Letter") in connection with the Merger. CFA is a regionally recognized investment banking firm that is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions. CFA is familiar with VB, having acted as its financial advisor in connection with initiating and participating in the negotiations with WCB leading to the Merger Agreement. The VB Board selected CFA to act as VB's exclusive financial advisor based on CFA's experience in mergers and acquisitions and in securities valuation generally.


         On February 15, 1996, CFA issued its opinion to the VB Board that, in its opinion as investment bankers, the terms of the Merger as provided in the Merger Agreement are fair, from a financial view point, to VB and its shareholders. The CFA opinion is directed only to the fairness, from a financial point of view, of the consideration to be received and does not constitute a recommendation to any VB shareholder as to how such shareholder should vote at the Meeting. No limitations were imposed by the VB Board on CFA in respect to the investigations made or procedures followed by CFA in rendering its opinions. CFA will deliver an updated opinion on the date that this Prospectus/Proxy Statement is mailed to VB Shareholders.


         In rendering its opinion to VB, CFA reviewed, among other things, historical financial data of VB, certain internal financial data and assumptions of VB prepared for financial planning and budgeting purposes furnished by the management of VB and, to the extent publicly available, the financial terms of certain change of control transactions involving Northwest community banks. CFA discussed with VB's management the financial condition, current operating results, and business outlook for VB. CFA also reviewed certain publicly available information concerning WCB and certain financial and securities data of WCB and companies deemed similar to WCB. CFA discussed with WCB's management the financial condition, current operating results and business outlook for WCB and WCB's plans relating to VB. In rendering its opinion, CFA relied, without independent verification, on the accuracy and completeness of all financial and other information reviewed by it and did not attempt to verify or to make any independent evaluation or appraisal of the assets of VB or WCB nor was it furnished any such appraisals. VB did not impose any limitations on the scope of the CFA investigation in arriving at its opinion.

         CFA analyzed the total Purchase Price on a cash equivalent fair market value basis using standard evaluation techniques (as discussed below) including comparable sales multiples, net present value analysis, and net asset value based on certain assumption of projected growth, earnings and dividends and a range of discount rates from 16% to 18%.

         Net Asset Value is the value of the net equity of a bank, including every kind of property and value. This approach normally assumes the liquidation on the date of appraisal with the recognition of the investment securities gains or losses, real estate appreciation or depreciation, adjustments to the loan loss reserve, discounts to the loan portfolio and changes in the net value of other assets. As such, it is not the best evaluation approach when valuing a going concern because it is based on historical cost and varying account methods. Even if the assets and liabilities are adjusted to reflect prevailing market prices and yields (which is often of limited accuracy due to the lack of readily available data), it still results in a liquidation value. In addition, since this approach fails to account for the values attributable to the going concern such as the interrelationship among VB's assets and liabilities, customer relations, market presence, image and reputation, staff expertise and depth, little weight is given by CFA to the net asset value approach to valuation.

         Market Value is generally defined as the price, established on an "arms-length" basis, at which knowledgeable, unrelated buyers and sellers would agree. The "hypothetical" market value for a small bank with a thin market for its common stock is normally determined by comparison to the average price to stockholders equity, price to earnings, and price to total assets, adjusting for significant differences in financial performance criteria and for any lack of marketability or liquidity of the buyer. The market value in connection with the evaluation of control of a bank is determined by the previous sales of small banks in the state or region. In valuing a business enterprise, when sufficient comparable trade data are available, the market value approach deserves greater weight than the net asset value approach and similar weight as the investment value approach as discussed below.

         CFA maintains a substantial data base concerning prices paid for banking institutions in the Northwest, particularly Washington banking institutions, during 1988 through 1996. This data base provides comparable pricing and financial performance data for banking institutions sold or acquired. Organized by different peer groups, these data present medians of financial performance and purchase price levels, thereby facilitating a valid comparative purchase price analysis. In analyzing the transaction value of VB, CFA has considered the market approach and has evaluated price to stockholders equity and price to earnings multiples and the price to total assets percentage for transactions involving Washington, Oregon, and Idaho banking organizations with total assets less than $100 million that sold for 100% common stock from January, 1988 to January, 1996.

         Comparable Sales Multiples. CFA calculated a "merger consideration multiple" of VB's Adjusted Book Value (using the estimated June 30, 1996, stockholders' equity) based on the ratio of price to adjusted stockholders' equity for a sample of Northwest banking institutions with assets below $100 million which sold between January, 1988 and January, 1996, and a sample of banking institutions located in western Washington and western Oregon with total assets below $100 million which sold between March, 1990 and January 1996. Based on these two samples, the merger consideration multiple values suggested for VB shares based on the estimated June 30, 1996 stockholders' equity were $60.42 and $74.52, respectively.

         Transaction Value as a Percentage of Total Assets. CFA calculated the percentage of total assets which the transaction represents as a price level indicator. The transaction value as a percentage of total assets facilitates a truer price level comparison with comparable banking organizations, regardless of the differing levels of stockholders equity and earnings. In this instance, a transaction value of $66.95 per share results in a transaction value as a percentage of total assets of 13.52%. The median price as a percentage of total assets for a sample of Northwest banking institutions with assets below $100 million which sold between January, 1988 through January, 1996, and a sample of Northwest banking institutions with total assets below $100 million which sold between 1990 and 1995, was 13% and 15%, respectively.

         Investment Value is sometimes referred to as the income or earnings value. One investment value method frequented used estimates the present value of an institution's future earnings or cash flow which is discussed below.

         Net Present Value Analysis. The investment or earnings value of any banking organization's stock is an estimate of the present value of future benefits, usually earnings, dividends, or cash flow, which will accrue to the stock. An earnings value is calculated using an annual future earning stream over a period of time of not less than five years, and the residual or terminal value of the earnings stream after five years, using VB's estimates of future growth and an appropriate capitalization or discount rate. CFA's calculations were based on an analysis of the banking industry, VB's earnings estimates for 1996-2000, historical levels of growth and earnings, and the competitive situation in VB's market area. Using discount rates of 16% and 18%, acceptable discount rates considering the risk-return relationship most investors would demand of an investment of this type, as of the valuation date, the "Net Present Value of Future Earnings: provided a range of $63.13 to $67.76 per share.

         When the net asset value, market value and investment value approaches are subjectively weighed, using the appraiser's experience and judgment, it is CFA's opinion that the proposed transaction is fair, from a financial point of view.

         Pursuant to the terms of the Engagement Letter, VB has agreed to pay CFA a fee of $15,000. In addition, VB has agreed to reimburse CFA for its reasonable out-of-pocket expenses, including the fees and disbursements of its counsel, and to indemnify CFA against certain liabilities.


         THE FULL TEXT OF THE OPINION OF CFA DATED AS OF THE DATE OF THIS PROSPECTUS/PROXY STATEMENT, WHICH SETS FORTH ASSUMPTIONS MADE, MATTERS CONSIDERED, AND LIMITS ON THE REVIEW UNDERTAKEN BY CFA IS ATTACHED TO THIS PROSPECTUS/PROXY STATEMENT AS APPENDIX D. THE SHAREHOLDERS OF VB ARE ADVISED TO READ THIS DOCUMENT IN ITS ENTIRETY. THE CFA OPINION IS DIRECTED ONLY TO THE EXCHANGE RATIO IN THE MERGER AND DOES NOT CONSTITUTE RECOMMENDATIONS TO ANY VB SHAREHOLDER AS TO HOW SUCH SHAREHOLDER SHOULD VOTE AT THE VB MEETING. FURTHER, THE SUMMARY OF THE CFA OPINION SET FORTH IN HEREIN IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION CONTAINED IN APPENDIX D. THE CFA OPINION DELIVERED TO THE VB BOARD AND DATED FEBRUARY 15, 1996, IS SUBSTANTIALLY IDENTICAL TO THE OPINION ATTACHED HERETO.


RECOMMENDATION OF THE VB BOARD

         THE VB BOARD UNANIMOUSLY RECOMMENDS THAT THE VB SHAREHOLDERS VOTE FOR THE APPROVAL OF THE MERGER AGREEMENT.

                                   THE MERGER

GENERAL


         The following description of the material terms of the Merger is qualified in its entirety by reference to the Merger Agreement. All VB shareholders are urged to read the Merger Agreement carefully. VB shareholders are being asked to approve the Merger in accordance with the terms of the Merger Agreement.

BASIC TERMS OF THE MERGER

         The Merger Agreement provides for the merger of VB with and into HB, WCB's wholly-owned subsidiary, with the result that VB shareholders would become shareholders of WCB and the Bank would become a wholly-owned subsidiary of WCB. VB would cease to exist after the Merger. While WCB and VB believe that they will receive the requisite regulatory approvals for the Merger, there can be no assurance that such approvals will be received or, if received, as to the timing of such approvals or as to the ability to obtain such approvals on satisfactory terms. See "-- Conditions to the Merger."

         Under the terms of the Merger Agreement, WCB would acquire VB for an aggregate purchase price of $11,581,000, or $66.95 per share of VB Common Stock. WCB would acquire VB by means of a triangular merger through which VB would be merged with and into HB, WCB's wholly-owned subsidiary organized solely to effect this transaction. As a result, VB shareholders, other than those who duly exercise dissenters' rights, would become shareholders of WCB (See "THE MERGER
- -- Dissenters' Rights of Appraisal"). Upon consummation of the Merger, each holder of shares of VB Common Stock, other than dissenting shares, will be entitled to receive shares of WCB Common Stock in exchange for the shares of VB Common Stock held of record by such shareholder as of the Effective Date. The number of shares of WCB Common Stock to be received for each share of VB Common Stock is the number obtained by dividing $11,581,000 by either the Average Closing Price or the Modified Average Closing Price (as defined in the Merger Agreement and discussed in more detail below), whichever applies, and by further dividing such quotient by the aggregate number of shares of VB Common Stock that are issued and outstanding or subject to unexercised options on the Effective Date. So long as the Average Closing Price of WCB Common Stock is between $15.30 and $18.70 per share, the formula is designed to result in VB shareholders receiving WCB Common Stock having a market value of approximately $66.95 for each share of VB exchanged in the Merger.

         The Average Closing Price is equal to the average of each Daily Sales Price of WCB Common Stock for the ten consecutive trading days ending on and including the fifth trading day preceding the Effective Date ("Pricing Period"). But, the Average Closing Price in the Merger Agreement includes a "floor" and a "ceiling" price, respectively 10% below and above a midpoint price of $17 (representing the average closing price of WCB Common Stock prior to the execution of the Merger Agreement). Accordingly, if the average Daily Sales Price over the Pricing Period is less than $15.30, the Average Closing Price will be $15.30. If, on the other hand, the Average Daily Sales Price over the Pricing Period is greater than $18.70, the Average Closing Price will be $18.70.

         The Modified Average Closing Price is the Average Closing Price not subject to the "floor" price described above. The Modified Average Closing Price will be used in place of the Closing Price only if (i) the Average Daily Sales Price over the Pricing Period is below $15.30 and has declined more than 5% in excess of any corresponding decline in a selected index of peer group stock prices, (ii) VB is entitled to and does exercise its provisional right to terminate the Merger Agreement under Subsection 7.2.5(a), and (iii) WCB removes the limitation otherwise imposed by the "floor" as permitted by Subsection 7.2.5(b) of the Merger Agreement. See "Termination of the Merger Agreement -- Decline in Value of WCB Stock."

         As an example of the operation of the formula for computing the exchange ratio, recognizing the $11,581,000 Purchase Price, using the midpoint price of $17 as the Average Closing Price, and assuming 172,984 shares of VB Common Stock issued and outstanding or subject to unexercised options, the number of shares of WCB Common Stock that will be exchanged for each share of VB Common Stock would be determined as follows: 11,581,000 / 17 = 681,235.29 / 172,984 = 3.9381 shares of WCB Common Stock for each share of VB Common Stock.

         The following table sets forth examples showing the approximate number of shares of WCB Common Stock a VB shareholder would receive in exchange for 100 shares of VB Common Stock. The table is based upon various hypothetical Average Closing Prices and assumes that 172,984 shares of VB Common Stock are issued and outstanding or subject to unexercised options as of the Effective Date. On _________, 1996, the price per share of the WCB Common Stock was $______. However, no assurance can be given as to the market value of WCB Common Stock during the Pricing Period.

================================================================================================
          Assumed Average Closing                       No. of Shares of WCB Common
            Price of WCB Common                            Stock for 100 Shares
                   Stock                                    of VB Common Stock
- ------------------------------------------------------------------------------------------------
              $15.30 or lower                                      437(1)
- ------------------------------------------------------------------------------------------------
                  $16.15                                            414
- ------------------------------------------------------------------------------------------------
                  $17.00                                            393
- ------------------------------------------------------------------------------------------------
                  $17.85                                            375
- ------------------------------------------------------------------------------------------------
             $18.70 or higher                                       358
================================================================================================


- -------------------

(1) However, if the Modified Average Closing Price were applicable, the number of shares issuable would continue to increase proportionately for values below $15.30 per share.

         The Merger will close and become effective on the Effective Date (as defined in the Merger Agreement, within five business days after the fulfillment or waiver of each condition set forth in the Merger Agreement), unless extended by the parties. Closing is anticipated by the summer of 1996. If Closing does not occur before October 31, 1996, either VB or WCB may terminate the Merger Agreement. See "THE MERGER -- Conditions to the Merger."

CASH FOR FRACTIONAL SHARES

         WCB will not issue certificates for fractional shares of WCB Common Stock. Each VB shareholder who is otherwise entitled to receive a fractional share, will receive cash in lieu thereof in an amount equal to the product of such fraction multiplied by the Average Closing Price of WCB Common Stock, and such VB shareholder will have no other rights with respect to such fractional shares or other shares.

EXCHANGE OF STOCK CERTIFICATES

         On and after the Effective Date, certificates representing VB Common Stock will be deemed to represent only the right to receive WCB Common Stock or cash as provided in the Merger Agreement. Upon surrender to the Exchange Agent designated by WCB and VB, of certificates that, before the Effective Date, represented shares of VB Common Stock, together with a properly executed transmittal letter form and any other required documents, the holder surrendering the certificates will be entitled to receive certificates representing the number of shares of WCB Common Stock, and cash, if any, to which he or she is entitled in accordance with the terms of the Merger Agreement. DO NOT SEND IN YOUR CERTIFICATES AT THIS TIME. VB shareholders will receive written instructions and the required letter of transmittal after the Merger is effective.

         All WCB Common Stock issued pursuant to the Merger Agreement will be deemed issued as of the Effective Date. No distributions or dividends paid upon shares of WCB Common Stock after the consummation of the Merger will be paid to holders of VB Common Stock who are entitled under the Merger Agreement to receive WCB Common Stock until such holders have surrendered the certificates formerly representing shares of VB Common Stock, at which time any accumulated dividends and distributions since the Effective Date, without interest, will be paid.

DIRECTORS AND OFFICERS


         In connection with the Merger, WCB intends to appoint Mr. Pomajevich to the WCB Board. Mr. Pomajevich is currently the Chairman of the VB Board. This appointment will be effective on the Effective Date. In addition, after the Merger Mr. Stenseth will continue as the President of the Bank and, until the end of his service as President, will be allowed to attend WCB Board meetings as a non-voting ex-officio member of the WCB Board. See "SUMMARY -- Board of Directors and Executive Officers of WCB and the Bank;" and "Interests of Certain Persons in the Merger."


         The Bank's Board before the Merger will remain the same after the Merger, except that an additional director (one of WCB's current directors) will be appointed by WCB to the Bank's Board. Consequently, on the Effective Date, the Bank's Board will consist of all persons who were directors of the Bank immediately before the Merger, plus a WCB director designated by WCB. The Bank's directors will serve until the 1997 annual meeting of the Bank's shareholders or until their successors have been elected and qualified. At the 1997 annual meeting of the Bank's shareholders, the directors then serving on the Bank's Board may propose a slate of directors for election to the Bank's Board until the 1998 annual meeting of the Bank's shareholders. WCB, as the Bank's sole shareholder, has agreed to elect the slate of directors proposed by the outgoing VB directors in 1997, although WCB has the right to refuse to elect any of the proposed directors if it has good cause for such refusal.

         As a condition to the execution of the Merger Agreement, each member of the Board of VB entered into a Director Noncompetition Agreement with WCB, HB, and VB. Except under certain limited circumstances, the Director Noncompetition Agreement prohibits these directors from competing with WCB in Clackamas, Lincoln, Marion, Multnomah and Washington Counties, Oregon and Clark County, Washington, for the lesser of (a) two years after the director's service as a director of the Bank, WCB, or any affiliate of WCB, is terminated or (b) three years from Closing of the Merger.


         As a further condition to the execution of the Merger Agreement, the Bank entered into an employment agreement with Mr. Stenseth, which was ratified by WCB. Under the employment agreement, the term of which will expire on May 31, 1998, Mr. Stenseth will continue as President of the Bank after the Merger and will receive, as compensation for his services, $85,000 in annual base salary and an incentive bonus ranging from 2.5 percent to 5 percent of the pre-tax earnings of the Bank, depending on the Bank's performance. The Bank may terminate the agreement at any time for cause without incurring any post-termination obligation to Mr. Stenseth, or without cause, in which case the agreement provides severance benefits equal to the salary and benefits which Mr. Stenseth would have been entitled but for such termination. See "SUMMARY -- Board of Directors and Executive Officers of WCB and the Bank;" and "Interests of Certain Persons in the Merger."


EMPLOYEE BENEFIT PLANS

         The Merger Agreement confirms WCB's intention to allow the Bank's employees who continue as employees of the Bank after the Merger to participate in certain WCB employee benefit plans. VB's employee benefit plans will be terminated as soon as practical after the Merger, and the employee interests in those plans will be transferred or merged into WCB's employee benefit plans.

MECHANICS OF THE MERGER

         On the Effective Date, VB will be merged with and into HB which itself will be merged into WCB immediately after Closing. At that time, all business, assets, and liabilities formerly carried on or owned by VB will be transferred to and vested in WCB. VB will cease to have a corporate existence separate from WCB, and the Bank will be a directly owned subsidiary of WCB.

CONDUCT PENDING CONSUMMATION OF THE MERGER

         The Merger Agreement provides that, until the Merger is effective, VB will, and will cause the Bank to, conduct its business only in the ordinary and usual course, and use all reasonable efforts to preserve its present business organization, retain the services of its present management, and preserve the goodwill of all parties with whom it has business dealings. The Merger Agreement also provides that, unless WCB otherwise consents in writing, VB will refrain from engaging in various activities such as, effecting any stock split or other recapitalization, disposing of assets or making material commitments, acquiring real property without conducting an environmental evaluation, and entering into transactions or incurring any expenses that are not in the ordinary course of business.

CONDITIONS TO THE MERGER

         Consummation of the Merger is subject to various conditions. No assurance can be provided as to whether these conditions will be satisfied or waived by the appropriate party. Accordingly, there can be no assurance that the Merger will be completed. In the event that conditions to the Merger remain unsatisfied and the Merger has not been effected on or before October 31, 1996, the Merger Agreement may be terminated by either party to the Merger Agreement.

         The Merger can occur only if the holders of the shares of VB Common Stock approve the transaction. In accordance with VB's Articles of Incorporation and Washington law, approval of the Merger requires the affirmative vote by the holders of a majority of all shares outstanding. In addition, approval of the Merger Agreement is required from the FRB and the Washington Director. On May 23, 1996, WCB received approval of the Merger from the FRB and on May 11, 1996, the Merger was automatically declared effective by the Washington Director.

         Certain conditions must be satisfied or events must occur before the parties will be obligated to complete the Merger. Each party's obligations under the Merger Agreement are conditioned on satisfaction by the other parties of their conditions. Some of these conditions are as follows: (a) the representations and warranties of each party are true in all material respects (as of Closing), and each party has complied with its covenants in the Merger Agreement; (b) no Material Adverse Effect has occurred with respect to a party;
(c) each party's Board and VB's shareholders have approved the Merger; (d) WCB has appointed, effective as of Closing, a VB director to serve on the WCB Board;
(e) the parties have provided one another with the counsel, tax, accounting treatment, and fairness opinions required by the Merger Agreement; (f) WCB has assumed or paid VB's note with Security State Bank and secured a release from Security State Bank of VB's stock pledged as security for the note; (g) the SEC has declared the effectiveness of the Registration Statement for the shares of WCB Common Stock to be issued in the Merger; (h) VB and the Bank have met certain financial condition requirements; (i) no action or proceeding has been commenced or is threatened by any governmental agency to restrain or prohibit or invalidate the Merger; (j) the aggregate of the cash to be paid to VB's shareholders in accordance with the Merger Agreement do not exceed ten percent of the value of the WCB
Common Stock to be issued in the Merger; and (k) all appropriate regulatory agencies have approved the Merger.


         Either WCB or VB may waive any of the other party's conditions, except those that are required by law (such as receipt of regulatory and shareholder approval). Either WCB or VB may also grant extended time to the other party to complete an obligation or condition.

AMENDMENT OF THE MERGER AGREEMENT


         The Merger Agreement may be amended or supplemented at any time by written agreement of the parties, whether before or after the Meeting. To the extent permitted under applicable law, the parties may make any amendment or supplement without further approval of VB's shareholders, except amendments which would reduce the amount or change the form of consideration that the shareholders of VB will receive in the Merger transaction.


TERMINATION OF THE MERGER AGREEMENT

         The Merger Agreement contains several provisions entitling either VB or WCB to terminate the Merger Agreement under certain circumstances. The following briefly describes these provisions:

         Lapse of Time. If the Merger has not been consummated by October 31, 1996, then at any time after that date, either WCB or VB may terminate the Merger Agreement if failure of the parties to consummate the Merger by October 31, 1996, was not due to the terminating party's breach of its obligations, representations, or warranties under the Merger Agreement.

         Mutual Consent. The parties may terminate the Merger Agreement at any time before Closing, whether before or after approval by VB's shareholders, by mutual consent.

         Failure of VB to Recommend Approval or Stock Option Becomes Exercisable. WCB may terminate the Merger Agreement before VB shareholders approval if the VB Board fails to recommend (or adversely modifies, withdraws or changes its recommendation) approval of the merger to its shareholders. WCB may also terminate the Merger if the Option under the Stock Option Agreement becomes exercisable by WCB, unless WCB has exercised such Option.

         Decline in Value of WCB Stock. VB has certain rights, tied to a reduction in value of WCB Common Stock, to terminate the Merger Agreement during the three-business-day period beginning five calendar days before the Effective Date of the Merger. These termination rights are generally subject to WCB's right to avoid termination by increasing the number of WCB shares VB shareholders will receive (the so-called "right to fill"). However, VB may terminate the Merger Agreement, and WCB has no right to avoid termination, if, during the three-business-day period identified above, the Modified Average Closing Price is less than $13.60.

         Impracticability. Either WCB or VB may terminate the Merger Agreement upon written notice to the other parties if its Board determines, in good faith and after due consultation with counsel, that the Merger is inadvisable or impracticable by reason of the institution of litigation by the federal government or the governments of Washington or Oregon to restrain or invalidate the transactions contemplated by the Merger Agreement.

         Allocation of Costs Upon Termination. If the Merger Agreement is terminated, WCB and VB will each pay their own out-of-pocket costs incurred in connection with the transaction, and will have no other liability to any other party.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

         Certain members of the VB Board and management may be deemed to have interests in the Merger, in addition to their interests as shareholders of VB. The VB Board was aware of these factors and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.


         Employment Agreement. WCB has ratified an employment agreement entered into between the Bank and Mr. Stenseth, President of the Bank. The term of the employment agreement begins on the Effective Date and ends on May 31, 1998. Under the terms of the employment agreement, Mr. Stenseth will receive $85,000 in annual base salary, in addition to a bonus ranging from 2.5 percent to 5 percent of the pre-tax earnings (gross annual revenues) of the Bank, depending on the Bank's performance. The Bank may terminate the agreement at any time, for cause, without incurring any post-termination obligation to Mr. Stenseth, or without cause, in which case the agreement provides severance benefits equal to the salary and benefits which Mr. Stenseth would have been entitled but for such termination. Mr. Stenseth is generally prohibited from competing with WCB in its market area for the lesser of (a) two years after termination or (b) three years from the Effective Date.

         Appointments to the WCB Board. WCB has also agreed to appoint Mr. Pomajevich, currently the Chairman of the VB Board, to the WCB Board, effective on Closing. In addition, Mr. Stenseth will be allowed to attend any and all WCB Board meetings as a non-voting ex-officio member, until the end of his service as President of the Bank. Finally, the current directors of the Bank will continue to serve as directors following the Merger.


CERTAIN FEDERAL INCOME TAX MATTERS


         The Merger is intended to qualify as a tax-free reorganization under
Section 368(a) of the Code for federal income tax purposes. Graham & Dunn, P.C. has delivered its opinion, dated April 19, 1996, to the effect that the Merger will constitute a tax-free reorganization for federal tax purposes. Such opinion will not bind the Internal Revenue Service or preclude the Internal Revenue Service from adopting a contrary position. The opinion is based upon facts and assumptions and representations and assurances made by VB and WCB. THE FEDERAL INCOME TAX DISCUSSION SET FORTH BELOW MAY NOT APPLY TO PARTICULAR CATEGORIES OF HOLDERS OF VB COMMON STOCK SUBJECT TO SPECIAL TREATMENT UNDER THE FEDERAL INCOME TAX LAWS, SUCH AS FOREIGN HOLDERS OR HOLDERS WHOSE STOCK MAY HAVE BEEN ACQUIRED AS COMPENSATION. IN ADDITION, THERE MAY BE RELEVANT STATE, LOCAL OR OTHER TAX CONSEQUENCES, NONE OF WHICH ARE DESCRIBED BELOW. SHAREHOLDERS ARE URGED TO CONSULT THEIR ADVISORS TO DETERMINE THE SPECIFIC PERSONAL TAX CONSEQUENCES OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF FOREIGN, STATE, LOCAL, AND OTHER TAX LAWS.

         The Graham & Dunn, P.C. opinion  states that:


         1. The merger of VB with and into HB will constitute a tax-free reorganization.

         2. No gain or loss will be recognized by either VB or WCB as a result of the Merger.

         3. The tax basis and holding period for the VB assets that are received by WCB in the Merger will be the same as the tax basis and holding period of the assets held immediately before the exchange by VB.

         4. No gain or loss will be recognized by holders of VB Common Stock upon the receipt of WCB Common Stock in exchange for VB Common Stock pursuant to the Merger.

         5. The tax basis of the WCB Common Stock received in the Merger by VB shareholders will be the same as the tax basis of the shares of VB Common Stock surrendered in the exchange, reduced by any basis allocable to a fractional share interest in the WCB Common Stock for which cash is received. The holding period for the shares of WCB Common Stock received in the Merger will include the holding period of VB shares exchanged, provided that VB shares were held as capital assets at the time of the Merger.

         6. Gain or loss will be recognized by VB shareholders who receive cash in lieu of fractional shares of WCB Common Stock, or who exercise dissenters' rights and receive cash for their shares. The amount of such gain or loss will be the difference between the cash received and the basis of the shares or fractional share interests surrendered in the exchange. Such gain or loss will be a capital gain or loss provided that the shares of VB Common Stock surrendered were capital assets at the time of surrender, and will be long-term capital gain or loss if such shares of VB have been held for more than one year.

ACCOUNTING TREATMENT OF MERGER

         It is anticipated that the Merger will be accounted for as a pooling of interests for accounting purposes. Under this method of accounting, assets and liabilities of VB and WCB are carried forward at their previously recorded amounts, and operating results of WCB and VB will represent the combined results for periods before and after the Merger. No recognition of goodwill arising from the Merger is required of any party to the Merger. Under the Merger Agreement, receipt of a letter from Arthur Andersen LLP that the Merger will qualify for the pooling of interests treatment is a condition to the obligation of WCB to consummate the Merger.

         The unaudited condensed pro forma combined financial information contained in this Prospectus/Proxy Statement has been prepared using the pooling of interests accounting method to account for the Merger. See "UNAUDITED CONDENSED PRO FORMA COMBINED FINANCIAL STATEMENTS," including the related Notes.

DISSENTERS' RIGHTS OF APPRAISAL


         Under Washington state law (RCW 23B.13), a shareholder of VB may exercise "dissenters' rights" and receive the fair value of his or her shares in cash, if certain procedures are followed. To exercise these rights, a VB shareholder must (i) deliver to VB, before the vote on approval of the Merger is taken, written notice of intent to demand payment for his or her shares if the Merger is effected, and (ii) not vote in favor of the Merger. Following consummation of the Merger, WCB will send a Dissenters' Notice to each VB shareholder who has properly perfected his or her dissenters' rights. A dissenting shareholder must also follow the procedures set forth in the Dissenters' Notice. The Dissenters' Notice will include instructions to completing the exercise of dissenters' rights, including that the dissenting shareholder must (1) make written demand for payment of the fair value of his or her shares in the form sent to the shareholder by the corporation along with the Dissenters' Notice (this notice will prescribe a time period within which the demand must be made), (2) certify that beneficial ownership of his or her VB Common Stock shares was acquired before the date set forth in the Dissenters' Notice, and (3) surrender his or her stock certificates representing shares of the VB Common Stock in accordance with the Dissenters' Notice. If a shareholder exercises dissenters' rights, the dissenting shareholder is entitled to receive the fair value of his or her shares in cash. Such value may be higher or lower than the value of WCB Common Stock issuable pursuant to the Merger Agreement.

         A VOTE AGAINST THE MERGER WILL NOT IN AND OF ITSELF SATISFY THE REQUIREMENTS OF THE WASHINGTON STATUTE; A SHAREHOLDER WHO DOES NOT DELIVER TO VB PRIOR TO THE MEETING A WRITTEN NOTICE OF THE SHAREHOLDER'S INTENT TO DEMAND PAYMENT FOR THE FAIR VALUE OF THE SHARES OF VB COMMON STOCK HELD WILL LOSE THE RIGHT TO EXERCISE DISSENTERS' RIGHTS. IN ADDITION, ANY SHAREHOLDER ELECTING TO EXERCISE DISSENTERS' RIGHT MUST EITHER VOTE AGAINST THE MERGER OR ABSTAIN FROM VOTING. THE FAILURE OF A SHAREHOLDER OF VB TO COMPLY STRICTLY WITH THE STATUTORY REQUIREMENTS WILL RESULT IN A LOSS OF DISSENTERS' RIGHTS. A COPY OF THE RELEVANT STATUTORY PROVISIONS IS ATTACHED AS APPENDIX C AND VB SHAREHOLDERS ARE URGED TO REFER TO THIS APPENDIX FOR A COMPLETE STATEMENT CONCERNING DISSENTERS' RIGHTS. THE FOREGOING SUMMARY OF SUCH RIGHTS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SUCH APPENDIX C.


RESALES OF STOCK RECEIVED IN THE MERGER BY VB AFFILIATES

         The WCB Common Stock to be issued in the Merger will be transferable free of restrictions under the Securities Act, except for shares received by persons, including directors and executive officers of VB, who may be deemed to be "affiliates" of VB, as that term is used in (i) paragraphs (c) and (d) of Rule 145 under the Securities Act and/or (ii) Accounting Series Releases 130 and 135, as amended, of the SEC. Affiliates may not sell their shares of WCB Common Stock acquired pursuant to the Merger, except (a) pursuant to an effective registration statement under the Securities Act covering those shares, (b) in compliance with Rule 145, or (c) in the opinion of counsel reasonably satisfactory to WCB, pursuant to other applicable exemptions from the registration requirements of the Securities Act. SEC guidelines further indicate that the pooling of interests method of accounting will generally not be challenged on the basis of sales by affiliates of the acquiring or acquired company if such affiliates do not dispose of any of the shares of the acquiring or acquired company they owned before the consummation of a merger or shares of the acquiring corporation they receive in connection with the merger during the period beginning 30 days before the merger and ending when financial results covering at least 30 days of post-merger operations of the combined organization have been published. WCB has obtained customary agreements with all VB directors, officers, and affiliates of VB and WCB, under the terms of which such persons have represented that they will not dispose of their shares of WCB received in the Merger or the shares of capital stock of VB or WCB held by them before the Merger, except (i) in compliance with the Securities Act and the rules and regulations promulgated thereunder, and (ii) in a manner that would not adversely affect the ability of WCB to treat the Merger as a pooling of interests for financial reporting purposes. This Prospectus/Proxy Statement does not cover any resales of the WCB Common Stock received by affiliates of VB.

NO SOLICITATION

         VB has agreed in the Merger Agreement that, except as required by law, neither VB nor any of its officers or directors will (i) solicit, encourage, entertain or facilitate any other proposals or inquiries for an acquisition of the shares or assets of VB or its subsidiaries, (ii) enter into discussions concerning any such acquisition, or (iii) furnish any nonpublic information relating to WCB's business or organization to any person that is not affiliated with VB or WCB.

EXPENSES

         WCB and VB will each pay their own expenses in connection with the Merger Agreement and the transactions contemplated thereby, except that printing expenses for this Prospectus/Proxy Statement will be shared by both parties.

STOCK OPTION AGREEMENT

         As a condition to WCB's willingness to enter into the Merger Agreement, and in consideration thereof, VB issued to WCB an irrevocable Option to purchase, under certain conditions, up to 28,144 shares of VB Common Stock at a price of $64.00 per share, subject to adjustment in certain circumstances, such as in the event of issuance of additional shares (other than pursuant to stock options). The Option was granted to WCB pursuant to the Stock Option Agreement between WCB and VB dated as of February 15, 1996. The number of shares of VB Common Stock subject to the Option represents approximately 19.9% of the outstanding shares of VB Common Stock as of February 15, 1996, before giving effect to the issuance of such shares.

         Prior to exercising the Option, WCB will not have any voting rights with respect to the shares of VB Common Stock subject to the Option. WCB may exercise the Option only upon the occurrence of certain events (described below) and obtaining any regulatory approvals necessary for the acquisition of the VB Common Stock subject to the Option. To WCB and VB's knowledge, no event which would permit the exercise of the Option has occurred as of the date of this Prospectus/Proxy Statement. At the request of WCB, under limited circumstances, VB will repurchase for a formula price the Option and any shares of VB Common Stock purchased upon exercise of the Option and beneficially owned by WCB at that time.

         WCB may not exercise the Option during any period in which it is failing in any material respect to perform its obligations or observe its covenants under the Merger Agreement, unless the reason for such failure is that VB is failing in any material respect to perform its obligations or observe its covenants under the Merger Agreement. Further, WCB may not exercise the Option if any governmental approvals required for the issuance of the shares of VB Common Stock to be purchased under the Option have not been obtained, or the issuance would violate applicable laws or regulations. Otherwise, WCB may exercise the Option in whole or in part, but only if both an Initial Triggering Event (defined below) and a Subsequent Triggering Event (defined below) occur before the occurrence of an Exercise Termination Event (defined below). WCB must notify VB in writing of its intention to exercise the Option within 30 days after the Subsequent Triggering Event, or such longer period as provided in the Stock Option Agreement.

         The term "Initial Triggering Event" means any of the following events or transactions which occurs after February 15, 1996:

         (i) VB or any of its subsidiaries taking certain actions (each an "Acquisition Transaction"), including authorizing, recommending or entering into an agreement with any third party, without WCB's prior written consent, to effect (a) a merger, consolidation or similar transaction involving VB or any of its significant subsidiaries, (b) a sale, lease or other disposition of all or substantially all of the assets of VB or any of its significant subsidiaries,
(c) a sale or other disposition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 15% or more of the voting power of VB or any of its significant subsidiaries, or (d) a transaction substantially similar to any of the foregoing;

         (ii) A third party acquiring or having the right to acquire an aggregate of 15% or more of the outstanding shares of VB Common Stock;

         (iii) A third party making a bona fide proposal to VB or its shareholders by public announcement or written communication that becomes the subject of public disclosure to engage in an Acquisition Transaction;

         (iv) After a proposal is made by a third party to VB or its shareholders to engage in an Acquisition Transaction, VB breaching any covenant or obligation contained in the Merger Agreement that would entitle WCB to terminate the Merger Agreement and is not cured during the period provided; or

         (v) A third party filing an application or notice with the Federal Reserve Board or other federal or state bank regulatory authority, that is accepted for processing, for approval to engage in an Acquisition Transaction.

         The term "Subsequent Triggering Event" means either of the following events or transactions which occurs after February 15, 1996, such an event also constituting an Initial Triggering Event:

         (i) A third party acquiring beneficial ownership of 25% or more of the then outstanding shares of VB Common Stock; or

         (ii) VB or any of its subsidiaries taking certain actions, including authorizing, recommending or entering into an agreement with any third party, without WCB's prior written consent, to effect (a) a merger, consolidation or similar transaction involving VB or any of its significant subsidiaries, (b) a sale, lease or other disposition of all or substantially all of the assets of VB or any of its significant subsidiaries, (c) a sale or other disposition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 25% or more of the voting power of VB or any of its significant subsidiaries, or (d) a transaction substantially similar to any of the foregoing.

         The term "Exercise Termination Event" means the earliest to occur of the following: (a) the Effective Date of the Merger; (b) termination of the Merger Agreement in accordance with its terms (with certain limited exceptions, before the occurrence of an Initial Triggering Event); (iii) 12 months after the termination of the Merger Agreement, if the termination follows the occurrence of an Initial Triggering Event (or a termination by WCB under certain circumstances); (iv) the second anniversary of the date of the Stock Option Agreement (that is, February 15, 1998); or (v) the exercise by WCB of its right to terminate the Merger Agreement under a certain provision of the Merger Agreement.

         Anti-Dilution Provisions. In addition to typical antidilution provisions which protect against the effects of stock dividends, stock splits and other similar transactions, the Option provides that if the additional shares are issued, the number of shares which may be purchased under the Option will increase to maintain WCB's purchase percentage at 19.9, and, unless those shares are issued pursuant to a pre-existing agreement (such as the outstanding stock options), the exercise price will be adjusted so that the aggregate price paid by WCB will be the same. This is the case even if the new shares are issued for market value consideration.

         Registration Rights. If the right to exercise the Option is triggered, WCB has the right to request registration of the shares to be issued to it under the Securities Act. Should registration be required, it would result in a significant expense, both in connection with the initial registration and because VB would then be subject to ongoing reporting under the Exchange Act.

         Repurchase of Option or Option Shares. In the event the right to exercise the Option is triggered, WCB or the owner of the shares received in exercise of the Option will have the right to require VB to repurchase the Option or the shares. The repurchase price is to be based upon the highest of the following during the preceding six months: (a) the price at which a tender or exchange offer has been made; (b) the price paid, or agreed to be paid, by a third party for VB shares; (c) the highest closing market price; and (d) in the event of an asset sale, a price based upon the price paid for the assets sold plus the value of the remaining assets as determined by a nationally recognized investment banking firm selected by WCB or the owner of the shares (the "Market/Offer Price").

         Substitute Option. In the event of a merger in which VB is not the surviving entity, a merger in which VB is the surviving entity but increases the number of its shares outstanding by more than 50 percent, or a sale of all or substantially all of the assets of VB, WCB is entitled to a Substitute Option in VB (if it is the surviving entity), the acquiring company or a person in control of the acquiring company, selected at WCB's option. The number of shares is to be based upon the product of the number of shares then covered by the Option multiplied by the Market/Offer Price (computed as described in the preceding paragraph) divided by a computed average price for the entity in which the Substitute Option is granted. This could result in a number of shares different from those received by other shareholders. The exercise price for the Substitute Option will be adjusted based on the difference in the number of shares for which the initial Option is exercisable as compared to the number of shares for which the Substitute Option is exercisable. If the effect of this computation would be to give a Substitute Option for more than 19.9 percent of the surviving entity, the Substitute Option will only be for 19.9 percent, but WCB would be entitled to a cash payment for the value of the reduction. The Substitute Option would be subject to standard antidilution provisions, but not the additional price adjustments for the original Option.


         The Stock Option Agreement and the Option are intended to compensate WCB in the event that the Merger is not consummated according to the terms set forth in the Merger Agreement, and may have the effect of discouraging competing offers to acquire VB from potential third party acquirors because the Option could increase the cost of such an acquisition. A copy of the Stock Option Agreement is set forth as Appendix B to this Prospectus/Proxy Statement, and reference is made thereto for the complete terms of the Stock Option Agreement and the Option. The foregoing discussion is qualified in its entirety by reference to the Stock Option Agreement.

           UNAUDITED CONDENSED PRO FORMA COMBINED FINANCIAL STATEMENTS


         The following unaudited condensed pro forma combined financial statements give effect to the Merger of WCB and VB on a pooling of interests basis. The unaudited pro forma combined balance sheet is presented on the basis that the Merger took place on March 31, 1996. The unaudited condensed pro forma combined statements of income are presented on the basis that the Merger was consummated as of the beginning of the first period presented.

         These unaudited condensed pro forma combined financial statements should be read in conjunction with the historical financial statements and the related notes thereto for WCB and VB included or incorporated into this Prospectus/Proxy Statement by reference. See "AVAILABLE INFORMATION," "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE" and WCB's 1995 10-K, WCB's 1996 10-Q and WCB 1996 Proxy.


         The unaudited condensed pro forma statements of income are not necessarily indicative of operating results which would have been achieved had the Merger been consummated as of the beginning of the first period presented and should not be construed as representative of future results.

                               WEST COAST BANCORP
                                       AND
                                VANCOUVER BANCORP
                   CONDENSED PRO FORMA COMBINED BALANCE SHEET
                                 MARCH 31, 1996
                                   (UNAUDITED)

=================================================================================================================================

                                                      WEST COAST     WEST COAST                                       PRO FORMA
                                                        PARENT        BANCORP        VANCOUVER     ADJUSTMENTS        COMBINED
                                                        COMPANY     CONSOLIDATED      BANCORP       (NOTE 2)          (NOTE 3)
                                                        -------     ------------      -------       --------          --------
ASSETS
Cash and cash equivalents:
  Cash and due from banks ........................    $ 3,294,603   $ 30,675,810    $ 2,745,972            --        $ 33,421,782
  Interest-bearing deposits in other banks .......             --      2,766,256          6,025            --           2,772,281
  Federal funds sold .............................             --      1,900,000      4,918,000            --           6,818,000
                                                      -----------   ------------    -----------     ---------        ------------
    Total cash and cash equivalents ..............      3,294,603     35,342,066      7,669,997            --          43,012,063

Investment securities:
  Investments available for sale .................             --    109,793,090      4,485,071            --         114,278,161
  Investments held to maturity ...................             --             --      8,096,672            --           8,096,672
                                                      -----------   ------------    -----------     ---------        ------------
    Total investment securities ..................             --    109,793,090     12,581,743            --         122,374,833

Loans held for sale ..............................             --      2,756,941             --            --           2,756,941

Loans ............................................             --    360,904,478     65,062,953            --         425,967,431
Allowance for loan loss ..........................             --     (4,629,988)      (913,347)           --          (5,543,335)
                                                      -----------   ------------    -----------     ---------        ------------
    Loans, net ...................................             --    356,274,490     64,149,606            --         420,424,096

Premises and equipment, net ......................        964,940     16,192,212        822,368            --          17,014,580
Investment in subsidiaries .......................     49,435,500             --             --            --                  --
Intangible assets ................................         65,463        261,765             --            --             261,765
Other assets .....................................      1,137,562      8,923,803      1,473,006            --          10,396,809
                                                      -----------   ------------    -----------     ---------        ------------
    Total assets .................................    $54,898,068   $529,544,367    $86,696,720     $      --        $616,241,087
                                                      ===========   ============    ===========     =========        ============

LIABILITIES AND STOCKHOLDERS'
EQUITY
LIABILITIES:
Deposits:
  Demand .........................................             --   $ 80,289,911    $11,303,174            --          91,593,085
  Savings and interest-bearing demand ............             --    240,288,806     43,597,793            --         283,886,599
  Certificates of deposits .......................             --    133,856,127     22,205,003            --         156,061,130
                                                      -----------   ------------    -----------     ---------        ------------
    Total deposits ...............................             --    454,434,844     77,105,970            --         531,540,814

Short-term borrowings:
  Federal funds purchased ........................             --      3,000,000             --            --           3,000,000
  Other short-term borrowings ....................             --      1,000,000      1,000,000            --           2,000,000
                                                      -----------   ------------    -----------     ---------        ------------
    Total short-term borrowings ..................             --      4,000,000      1,000,000            --           5,000,000

Other liabilities ................................        936,723      4,774,701        449,794            --           5,224,495
Long-term borrowings .............................             --     12,373,477      2,016,125            --          14,389,602
                                                      -----------   ------------    -----------     ---------        ------------
    Total liabilities ............................        936,723    475,583,022     80,571,889            --         556,154,911

STOCKHOLDERS' EQUITY
Common Stock .....................................      6,017,299      6,017,299        141,461       554,899           6,713,659
Additional paid-in capital .......................     32,716,401     32,716,401      4,489,853      (554,899)         36,651,355
Retained earnings ................................     14,276,830     14,276,830      1,480,736            --          15,757,566
Net unrealized gains (losses) on investments
  available for sale .............................        950,815        950,815         12,781            --             963,596
                                                      -----------   ------------    -----------     ---------        ------------
    Total stockholders' equity ...................     53,961,345     53,961,345      6,124,831            --          60,086,176
                                                      -----------   ------------    -----------     ---------        ------------
    Total liabilities and stockholders' equity ...    $54,898,068   $529,544,367    $86,696,720            --        $616,241,087
                                                      ===========   ============    ===========     =========        ============

=================================================================================================================================

                     PRO-FORMA COMBINED STATEMENTS OF INCOME
                        THREE MONTHS ENDED MARCH 31, 1996
                                   (UNAUDITED)

======================================================================================================

                                                       WEST COAST         VANCOUVER         PRO FORMA
                                                       ----------         ---------         ---------
INTEREST INCOME
Interest and fees on loans .....................       $ 8,927,309        $1,690,288       $10,617,597
Interest on taxable investment securities ......         1,024,311           179,624         1,203,935
Interest on nontaxable investment securities ...           643,946            40,742           684,688
Interest from other banks ......................            24,644               137            24,781
Interest on federal funds sold .................           175,516            21,358           196,874
                                                       -----------        ----------       -----------
  Total interest income ........................        10,795,726         1,932,149        12,727,875

INTEREST EXPENSE
Savings and interest-bearing demand ............         1,683,137           524,824         2,207,961
Certificates of deposit ........................         1,737,768           316,896         2,054,664
Short-term borrowings ..........................           120,756             1,956           122,712
Long-term borrowings ...........................           120,653            43,932           164,585
                                                       -----------        ----------       -----------
  Total interest expense .......................         3,662,314           887,608         4,549,922
                                                       -----------        ----------       -----------
NET INTEREST INCOME ............................         7,133,412         1,044,541         8,177,953
PROVISION FOR POSSIBLE LOAN LOSS ...............           333,000            69,787           402,787
                                                       -----------        ----------       -----------
NET INTEREST INCOME AFTER PROVISION FOR
  LOAN LOSS ....................................         6,800,412           974,754         7,775,166

NONINTEREST INCOME
Service charges on deposit accounts ............           611,571            43,334           654,905
Other service charges, commissions and fees ....           577,494            39,845           617,339
Trust revenue ..................................           309,402                --           309,402
Gains on sales of loans ........................           275,809                --           275,809
Loan servicing fees ............................           122,511                --           122,511
Other ..........................................            51,532             6,945            58,477
Net gains on sales of securities ...............           (19,085)               --           (19,085)
                                                       -----------        ----------       -----------
  Total noninterest income .....................         1,929,234            90,124         2,019,358

NONINTEREST EXPENSE
Salaries and employee benefits .................         3,452,567           281,678         3,734,245
Equipment ......................................           487,394            70,504           557,898
Occupancy ......................................           485,079            58,991           544,070
Professional fees ..............................           464,720            90,919           555,639
ATM and bankcard ...............................           182,960             4,027           186,987
Marketing ......................................           163,727            20,281           184,008
Printing and office supplies ...................           180,107            16,671           196,778
FDIC insurance .................................             1,500             1,056             2,556
Communications .................................           141,879             4,240           146,119
Other noninterest expense ......................           597,548            81,200           678,748
                                                       -----------        ----------       -----------
  Total noninterest expense ....................         6,157,481           629,567         6,787,048
                                                       -----------        ----------       -----------

INCOME BEFORE INCOME TAXES .....................         2,572,165           435,311         3,007,476
PROVISION FOR INCOME TAXES .....................           838,885           134,636           973,521
                                                       -----------        ----------       -----------
NET INCOME .....................................       $ 1,733,280        $  300,675       $ 2,033,955
                                                       ===========        ==========       ===========
AVERAGE COMMON SHARES OUTSTANDING ..............         4,808,814           148,084         5,391,984
NET INCOME PER SHARE ...........................       $       .36        $     2.03       $       .38
======================================================================================================

                     PRO-FORMA COMBINED STATEMENTS OF INCOME
                        THREE MONTHS ENDED MARCH 31, 1995
                                   (UNAUDITED)

=====================================================================================================
                                                       WEST COAST        VANCOUVER         PRO FORMA
                                                       ----------        ---------         ---------
INTEREST INCOME
Interest and fees on loans .....................       $7,421,815        $1,203,787       $ 8,625,602
Interest on taxable investment securities ......        1,039,196           169,515         1,208,711
Interest on nontaxable investment securities ...          682,485            32,671           715,156
Interest from other banks ......................           42,915               127            43,042
Interest on federal funds sold .................           74,451            37,581           112,032
                                                       ----------        ----------       -----------
  Total interest income ........................        9,260,862         1,443,681        10,704,543

INTEREST EXPENSE
Savings and interest-bearing demand ............        1,535,670           485,188         2,020,858
Certificates of deposit ........................        1,421,914           166,267         1,588,181
Short-term borrowings ..........................          176,262             1,876           178,138
Long-term borrowings ...........................          102,870            37,645           140,515
                                                       ----------        ----------       -----------
  Total interest expense .......................        3,236,716           690,976         3,927,692
                                                       ----------        ----------       -----------
NET INTEREST INCOME ............................        6,024,146           752,705         6,776,851
PROVISION FOR POSSIBLE LOAN LOSS ...............          121,460            60,000           181,460
                                                       ----------        ----------       -----------
NET INTEREST INCOME AFTER PROVISION FOR
  LOAN LOSS ....................................        5,902,686           692,705         6,595,391

NONINTEREST INCOME
Service charges on deposit accounts ............          564,956            34,838           599,794
Other service charges, commissions and fees ....          368,162            29,345           397,507
Trust revenue ..................................          308,933                --           308,933
Gains on sales of loans ........................          144,174                --           144,174
Loan servicing fees ............................          115,821                --           115,821
Other ..........................................          100,096             1,598           101,694
Net gains on sales of securities ...............           (3,741)               --            (3,741)
                                                       ----------        ----------       -----------
  Total noninterest income .....................        1,598,401            65,781         1,664,182

NONINTEREST EXPENSE
Salaries and employee benefits .................        3,236,765           234,237         3,471,002
Equipment ......................................          455,416            56,956           512,372
Occupancy ......................................          427,365            27,705           455,070
Professional fees ..............................          308,390            42,090           350,480
ATM and bankcard ...............................          154,304             3,826           158,130
Marketing ......................................          148,469            11,432           159,901
Printing and office supplies ...................          156,579            15,366           171,945
FDIC insurance .................................          217,506            31,386           248,892
Communications .................................          110,762             3,160           113,922
Other noninterest expense ......................          536,853            72,308           609,161
                                                       ----------        ----------       -----------
  Total noninterest expense ....................        5,752,409           498,466         6,250,875
                                                       ----------        ----------       -----------

INCOME BEFORE INCOME TAXES .....................        1,748,678           260,020         2,008,698
PROVISION FOR INCOME TAXES .....................          495,591            90,000           585,591
                                                       ----------        ----------       -----------
NET INCOME .....................................       $1,253,087        $  170,020       $ 1,423,107
                                                       ==========        ==========       ===========
AVERAGE COMMON SHARES OUTSTANDING ..............        4,801,688           141,311         5,358,185
NET INCOME PER SHARE ...........................       $      .26        $     1.20       $       .27
=====================================================================================================

                     PRO-FORMA COMBINED STATEMENTS OF INCOME
                      TWELVE MONTHS ENDED DECEMBER 31, 1995
                                   (UNAUDITED)



=====================================================================================================
                                                       WEST COAST        VANCOUVER         PRO FORMA
                                                       ----------        ---------         ---------
INTEREST INCOME
Interest and fees on loans .....................       $33,055,409       $5,783,254       $38,838,663
Interest on taxable investment securities ......         4,201,931          647,128         4,849,059
Interest on nontaxable investment securities ...         2,662,802          149,697         2,812,499
Interest from other banks ......................           151,914              504           152,418
Interest on federal funds sold .................           555,843           84,844           640,687
                                                       -----------       ----------       -----------
  Total interest income ........................        40,627,899        6,665,427        47,293,326

INTEREST EXPENSE
Savings and interest-bearing demand ............         6,642,960        1,991,177         8,634,137
Certificates of deposit ........................         6,865,768          971,136         7,836,904
Short-term borrowings ..........................           343,789           35,035           378,824
Long-term borrowings ...........................           451,128          128,305           579,433
                                                       -----------       ----------       -----------
  Total interest expense .......................        14,303,645        3,125,653        17,429,298
                                                       -----------       ----------       -----------
NET INTEREST INCOME ............................        26,324,254        3,539,774        29,864,028
PROVISION FOR POSSIBLE LOAN LOSS ...............           670,460          273,000           943,460
                                                       -----------       ----------       -----------
NET INTEREST INCOME AFTER PROVISION FOR
  LOAN LOSS ....................................        25,653,794        3,266,774        28,920,568

NONINTEREST INCOME
Service charges on deposit accounts ............         2,385,938          152,252         2,538,190
Other service charges, commissions and fees ....         2,214,167           78,660         2,292,827
Trust revenue ..................................         1,268,587               --         1,268,587
Gains on sales of loans ........................           852,954               --           852,954
Loan servicing fees ............................           491,855               --           491,855
Other ..........................................           620,453           20,055           640,508
Net gains on sales of securities ...............             7,879            1,959             9,838
                                                       -----------       ----------       -----------
  Total noninterest income .....................         7,841,833          252,926         8,094,759

NONINTEREST EXPENSE
Salaries and employee benefits .................        13,093,850        1,037,302        14,131,152
Equipment ......................................         1,890,516          251,469         2,141,985
Occupancy ......................................         1,759,799          212,763         1,972,562
Professional fees ..............................         1,302,609          176,965         1,479,574
ATM and bankcard ...............................           784,287           15,697           799,984
Marketing ......................................           671,790           70,187           741,977
Printing and office supplies ...................           649,307           79,648           728,955
FDIC insurance .................................           451,062           66,785           517,847
Communications .................................           560,245           16,099           576,344
Other noninterest expense ......................         2,120,048          310,028         2,430,076
                                                       -----------       ----------       -----------
  Total noninterest expense ....................        23,283,513        2,236,943        25,520,456
                                                       -----------       ----------       -----------

INCOME BEFORE INCOME TAXES .....................        10,212,114        1,282,757        11,494,871
PROVISION FOR INCOME TAXES .....................         2,853,519          392,201         3,245,720
                                                       -----------       ----------       -----------
NET INCOME .....................................       $ 7,358,595       $  890,556       $ 8,249,151
                                                       ===========       ==========       ===========
AVERAGE COMMON SHARES OUTSTANDING ..............         4,803,461          145,963         5,378,278
NET INCOME PER SHARE ...........................       $      1.53       $     6.10       $      1.53
=====================================================================================================

                     PRO-FORMA COMBINED STATEMENTS OF INCOME
                      TWELVE MONTHS ENDED DECEMBER 31, 1994
                                   (UNAUDITED)


=====================================================================================================================
                                                                  WEST COAST          VANCOUVER            PRO FORMA
                                                                  ----------          ---------            ---------
INTEREST INCOME
Interest and fees on loans..................................      $27,197,077         $3,651,769          $30,848,846
Interest on taxable investment securities...................        4,165,272            497,244            4,662,516
Interest on nontaxable investment securities................        2,614,335            106,890            2,721,225
Interest from other banks...................................          165,377                512              165,889
Interest on federal funds sold..............................          345,043            174,630              519,673
                                                                  -----------        -----------          -----------
  Total interest income.....................................       34,487,104          4,431,045           38,918,149

INTEREST EXPENSE
Savings and interest-bearing demand.........................        5,683,451          1,226,900            6,910,351
Certificates of deposit.....................................        3,493,743            497,638            3,991,381
Short-term borrowings.......................................          151,334                 --              151,334
Long-term borrowings........................................          447,268              5,600              452,868
                                                                  -----------        -----------          -----------
  Total interest expense....................................        9,775,796          1,730,138           11,505,934
                                                                  -----------        -----------          -----------
NET INTEREST INCOME.........................................       24,711,308          2,700,907           27,412,215
PROVISION FOR POSSIBLE LOAN LOSS............................          547,500            230,000              777,500
                                                                  -----------        -----------          -----------
NET INTEREST INCOME AFTER PROVISION FOR
  LOAN LOSS.................................................       24,163,808          2,470,907           26,634,715

NONINTEREST INCOME
Service charges on deposit accounts.........................        2,271,084            149,897            2,420,981
Other service charges, commissions and fees.................        1,842,062             45,776            1,887,838
Trust revenue...............................................        1,205,973                 --            1,205,973
Gains on sales of loans.....................................        1,010,267                 --            1,010,267
Loan servicing fees.........................................          449,795                 --              449,795
Other.......................................................          279,092              3,040              282,132
Net loss on sales of securities.............................         (170,464)                --             (170,464)
                                                                  -----------        -----------          -----------
  Total noninterest income..................................        6,887,809            198,713            7,086,522

NONINTEREST EXPENSE
Salaries and employee benefits..............................       12,110,658            799,366           12,910,024
Equipment...................................................        1,669,916            208,739            1,878,655
Occupancy...................................................        1,563,080             83,779            1,646,859
Professional fees...........................................        1,949,768            141,697            2,091,465
ATM and bankcard............................................          643,313             15,092              658,405
Marketing...................................................          648,275             66,007              714,282
Printing and office supplies................................          524,279             48,760              573,039
FDIC insurance..............................................          820,704            102,883              923,587
Communications..............................................          404,227             10,459              414,686
Other noninterest expense...................................        2,608,099            235,254            2,843,353
                                                                  -----------        -----------          -----------
  Total noninterest expense.................................       22,942,319          1,712,036           24,654,355
                                                                  -----------        -----------          -----------

INCOME BEFORE INCOME TAXES..................................        8,109,298            957,584            9,066,882
PROVISION FOR INCOME TAXES..................................        2,457,549            293,700            2,751,249
                                                                  -----------        -----------          -----------
NET INCOME..................................................      $ 5,651,749        $   663,884          $ 6,315,633
                                                                  ===========        ===========          ===========
AVERAGE COMMON SHARES OUTSTANDING...........................        4,561,154            140,916            5,116,095
NET INCOME PER SHARE........................................      $      1.24        $      4.71          $      1.23
=====================================================================================================================

                     PRO-FORMA COMBINED STATEMENTS OF INCOME
                      TWELVE MONTHS ENDED DECEMBER 31, 1993
                                   (UNAUDITED)



=====================================================================================================================
                                                                  WEST COAST          VANCOUVER            PRO FORMA
                                                                  ----------          ---------            ---------
INTEREST INCOME
Interest and fees on loans..................................      $24,209,348         $2,836,090          $27,045,438
Interest on taxable investment securities...................        5,049,532            416,645            5,466,177
Interest on nontaxable investment securities................        2,499,654             48,998            2,548,652
Interest from other banks...................................           29,881                855               30,736
Interest on federal funds sold..............................          372,685            121,429              494,114
                                                                  -----------         ----------          -----------
  Total interest income.....................................       32,161,100          3,424,017           35,585,117

INTEREST EXPENSE
Savings and interest-bearing demand.........................        4,934,563            699,730            5,634,293
Certificates of deposit.....................................        4,084,475            482,128            4,566,603
Short-term borrowings.......................................          102,416                 --              102,416
Long-term borrowings........................................          343,807                 --              343,807
                                                                  -----------         ----------          -----------
  Total interest expense....................................        9,465,261          1,181,858           10,647,119
                                                                  -----------         ----------          -----------
NET INTEREST INCOME.........................................       22,695,839          2,242,159           24,937,998
PROVISION FOR POSSIBLE LOAN LOSS............................          798,000            285,000            1,083,000
                                                                  -----------         ----------          -----------
NET INTEREST INCOME AFTER PROVISION FOR
  LOAN LOSS.................................................       21,897,839          1,957,159           23,854,998

NONINTEREST INCOME
Service charges on deposit accounts.........................        2,311,469            132,393            2,443,862
Other service charges, commissions and fees.................        1,154,947             26,687            1,181,634
Trust revenue...............................................        1,078,367                 --            1,078,367
Gains on sales of loans.....................................          688,932                 --              688,932
Loan servicing fees.........................................          322,487                 --              322,487
Other.......................................................          782,949              2,685              785,634
Net gains on sales of securities............................          142,720                 --              142,720
                                                                  -----------         ----------          -----------
  Total noninterest income..................................        6,481,871            161,765            6,643,636

NONINTEREST EXPENSE
Salaries and employee benefits..............................       11,000,849            647,749           11,648,598
Equipment...................................................        1,534,834            177,466            1,712,300
Occupancy...................................................        1,338,486             71,088            1,409,574
Professional fees...........................................        1,281,172            102,983            1,384,155
ATM and bankcard............................................          781,742             14,813              796,555
Marketing...................................................          562,192             30,161              592,353
Printing and office supplies................................          528,188             47,722              575,910
FDIC insurance..............................................          757,913             87,596              845,509
Communications..............................................          350,420              8,372              358,792
Other noninterest expense...................................        1,941,101            269,754            2,210,855
                                                                  -----------         ----------          -----------
  Total noninterest expense.................................       20,076,897          1,457,704           21,534,601
                                                                  -----------         ----------          -----------

INCOME BEFORE INCOME TAXES..................................        8,302,813            661,220            8,964,033
PROVISION FOR INCOME TAXES..................................        2,268,060            157,079            2,425,139
                                                                  -----------         ----------          -----------
NET INCOME..................................................      $ 6,034,753        $   504,141          $ 6,538,894
                                                                  ===========        ===========          ===========
AVERAGE COMMON SHARES OUTSTANDING...........................        4,337,086            136,082            4,872,991
NET INCOME PER SHARE........................................      $      1.39        $      3.70          $      1.34
=====================================================================================================================

                      NOTES TO UNAUDITED PRO FORMA COMBINED
                              FINANCIAL STATEMENTS

1.       Intangibles


         Core deposit intangibles of $261,765 at WCB are being amortized over seven and ten year lives with approximately six years remaining.


2.       Adjustments


         The unaudited pro forma combined balance sheet reflects the issuance of WCB Common Stock, no par value, as the issuance of 557,087 shares to VB shareholders using the exchange ratio of 3.9381, in addition to the 4,813,839 shares already outstanding to WCB's shareholders. These shares were derived by using the respective company's outstanding shares at March 31, 1996. An adjustment of $554,899 to common stock and capital surplus is necessary to reflect the difference between issuance of 557,087 shares of WCB Common Stock, no par value, with an aggregate par value of $696,358 and the value of VB Common Stock that will be canceled which is $141,461. The pro forma adjustments were based on the midpoint of the proposed exchange ratio collar generating the issuance of 557,087 shares. The estimated maximum number of shares to be issued would be 619,778 (except under certain circumstances) and the estimated minimum number of shares to be issued would be 506,444, based on March 31, 1996 financial information. There were no other significant adjustments made to the historical balance sheets or statements of income of WCB and VB to arrive at the unaudited pro forma combined balance sheets.


3.       Transaction Costs

         Total costs to be incurred by WCB and VB in connection with the Merger are estimated to be $300,000. These costs, relating to legal, accounting, printing and other related expenses, will be charged against net income of the combined organization in the period incurred. The effect of the costs has not been reflected in the Pro Forma Combined Financial Statements.


4.       Earnings Per Share

         Earnings per share computations are based on the weighted average common shares outstanding during the years. The shares used in calculating earnings per share have been restated to reflect all stock dividends paid. Pro forma earnings per share data may vary due to potential changes in the exchange ratio. See "EQUIVALENT PER COMMON SHARE DATA".

5.       West Coast Bancorp

         The assets and liabilities of WCB's parent company only, as disclosed, are included in the assets and liabilities of WCB Consolidated.

                           INFORMATION CONCERNING WCB

         WCB is a bank holding company headquartered in Lake Oswego, Oregon, eight miles south of downtown Portland. The community banking organization currently comprises three member banks, The Bank of Newport, The Commercial Bank, and Valley Commercial Bank, and has long-standing roots in Oregon dating back to 1925. A broad range of community banking services are offered throughout the 28-office network stretching from Portland south along I-5 to the greater Salem area and west to the central Oregon Coast.

         WCB's expansion plans include internally-generated growth from strategically-located existing branches, some selected new branch expansion and expansion into southwest Washington. In addition to limited de novo branching, WCB's management strategy has also been to pursue attractive alliance opportunities with other well-run community banks such as the proposed transaction with VB, as well as other financial service related companies. In June 1994, WCB concluded a successful offering of the WCB Common Stock, which contributed over $5 million in additional capital to help finance WCB's expansion plans. During the interim period, WCB has continued to invest significantly in management, technology, and other resources (such as a new data center) to support its expansion.


         Financial and other information regarding WCB, including information relating to WCB's directors and executive officers, are set forth in the WCB 1995 10-K, WCB's 1996 10-Q and the WCB 1996 Proxy incorporated by reference herein. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE," "AVAILABLE INFORMATION," the WCB 1995 10-K, the WCB 10-Q, and the WCB 1996 Proxy.


                            INFORMATION CONCERNING VB

BUSINESS

         VB was organized under Washington law in 1994 for the purpose of becoming a holding company of the Bank, under an agreement and plan of exchange pursuant to which shareholders of the Bank became shareholders of VB. VB is registered with the Board of Governors of the Federal Reserve System as a bank holding company under the BHCA, and has no significant operations separate from the Bank. The principal offices of VB are located at the main office of the Bank at 801 Main Street, Vancouver, Washington.

         The Bank is a state-chartered bank organized under Washington law in June 1989. It engages in commercial banking activities from its sole office located at 801 Main St., Vancouver, Washington. The Bank was organized to meet a perceived need for the services of a local community bank with a commitment to service to the businesses and residents of Clark County, Washington. The Bank offers commercial banking services, primarily to small- and medium-size businesses, professionals and retail customers, including commercial loans, accounts receivable and inventory financing, consumer installment loans, acceptance of deposits, and personal savings and checking accounts. The Bank offers residential mortgage loans in association with PHW Mortgage Co.


         The Bank's accounts are insured by the FDIC. As of March 31, 1996, the Bank had deposits of approximately $77.2 million and assets of approximately $86.7 million.


COMPETITION

         Competition in the banking industry is significant and has intensified with interest rate deregulation. Furthermore, competition from outside the traditional banking system from investment banking firms, insurance companies and related industries offering bank-like products has widened the competition for deposits and loans.

         The banking industry in the Bank's primary market area is characterized by well-established branches of large banks with headquarters located generally outside the primary market area.

         The Bank's traditional competition for deposits comes from commercial banks, savings and loan associations, credit unions, and money market funds, many of which have more locations or offer higher rates of interest than the Bank. Competition for funds also comes from issuers of corporate and governmental securities, insurance companies, mutual funds, and other financial intermediaries. Other than with respect to large certificates of deposit, the Bank competes for deposits by offering a variety of deposit accounts at rates generally competitive with similar financial institutions in the area. The Bank's principal competitive advantage with respect to the larger state-wide financial institutions is its status as a local community bank, offering products and services tailored to the needs of the community. In addition, as a result of the absence of costs associated with operating a branch system, the Bank, operating from just one office, can and sometimes does pay a higher rate on deposits.

         In competing for deposits, the Bank is subject to certain limitations not applicable to non-bank competitors. Legislation enacted in the 1980s authorized banks to offer deposit instruments with rates competitive with money market funds, but subject to restrictions not applicable to those funds. Legislation has also made non-bank financial institutions more effective competitors. Savings and loan associations and credit unions are now permitted to offer checking accounts and to make commercial loans with certain limitations.

         The Bank's competition for loans comes primarily from the same financial institutions with which the Bank competes for deposits. The Bank competes for loan originations primarily through the level of interest rates and loan fees charged, the variety of commercial and mortgage loan products offered, and the efficiency and quality of services provided to borrowers. Factors which affect loan competition include the availability of lendable funds, local and national economic conditions, current interest rate levels, and loan demand. The Bank does not engage in mortgage banking activities, and loan origination for mortgage loans is limited by the Bank's regulatory lending limits.

         The offices of the major banks and savings and loan associations have competitive advantages over the Bank in that they have high public visibility and are able to maintain advertising and marketing activity on a much larger scale than the Bank can economically maintain. Because single borrower lending limits imposed by law are dependent on the capital of the institution, the branches of larger institutions with substantial capital bases are also at an advantage with respect to loan applications which are in excess of the Bank's legal lending limits.

         At present, there are five commercial banks, five thrifts and 19 credit unions operating in the Bank's market area which offer some of the services offered by the Bank, and which may be in direct competition for the customers which the Bank seeks to attract. Because of the extensive experience of management of the Bank in its trade area and the business contacts of management and the directors, management believes that the Bank is able to compete effectively for business.

FACILITIES

         The principal offices of VB are located at the main office of the Bank at 801 Main Street, Vancouver, Washington. Approximately 14,400 square feet of space, constituting the Bank's premises, are leased by the Bank pursuant to three leases, for an aggregate monthly rate of $13,975.50. The leases expire on January 31, 2001.

         The Bank owns the building in which its former office was located at 109 E. 13th St., Vancouver, Washington, subject to a ground lease which expires in the year 2015 and carries a monthly rent of $750. The building is leased to Washington Mutual, Inc. at a monthly rent of $6,250.00.

EMPLOYEES

         As of March 31, 1996, the Bank had 34 full-time equivalent employees. VB has no employees separate from those of the Bank. The employees are not represented by a union organization or other collective bargaining group, and management considers its relations with the employees to be very good.

LEGAL PROCEEDINGS

         The Bank is from time to time a party to various legal proceedings arising in the ordinary course of the Bank's business. Management believes that there is no threatened or pending proceedings against VB or the Bank which, if determined adversely would have a material effect on the business or financial position of either, respectively.

                   VB MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion of VB's consolidated financial condition and results of operations is intended to be read in conjunction with, and is qualified in its entirety by reference to, the selected consolidated financial and other data, the consolidated financial statements and relates notes included elsewhere in this Prospectus/Proxy.


         General. The Bank's business consists primarily of attracting deposits from the public and originating commercial and real estate loans. The Bank's net income is derived principally from net interest income. The Bank exceeded all of its regulatory capital requirements at March 31, 1996.

         Quarter ended March 31, 1996 and 1995

         Overview. Total assets of $86.7 million as of March 31, 1996, represents a 32.5% increase over total assets of $65.4 million as of March 31, 1995. Most of the growth is a result of the increases within the loan portfolio.

         Net Income. For the quarters ended March 31, 1996 and 1995, VB's net income was $300,675 and $170,020, respectively. Income increased $130,655, or 76.8%, from 1995 to 1996. The significant increase in earnings is due in part to increased non-interest income from origination of real estate mortgage loans for PHH Mortgage, resulting in net income of $28,308 for the three months ended March 31, 1996, as compared to $20,202 for the same period in 1995, or a 40.1% increase. Earnings per share for the two quarters ended March 31, 1996 were $2.03 and $1.20, respectively.

         Net Interest Income. During the quarters ended March 31, 1996 and 1995, average interest earning assets grew to $78.0 million from $60.3 million. For the same periods, average interest bearing liabilities were $65.1 million and $49.4 million, respectively. During the same periods, net interest margins increased to 4.46% from 3.99%, due mainly to rising interest rates on investments and declining rates on deposits. Net interest income increased $291,836 or 38.8% to $1.1 million on March 31, 1996, from $.8 million on March 31, 1995. The increased net interest income on interest earning assets increased to 9.91% on March 31, 1996 from 9.58% on March 31, 1995. For the same periods, average rates paid for interest-bearing liabilities decreased from 5.59% in 1995 to 5.45% in 1996.

         Average Balances and Average Rates Earned and Paid. The following table sets forth, for the periods indicated, information with regard to average balances of assets and liabilities, the total dollar amounts in interest income on interest earning assets and interest expense on interest bearing liabilities, resulting yields or costs, net interest income and net interest margin. Loan fees are recognized as income using the interest method over the life of the loan.

=========================================================================================================================

                  VANCOUVER BANCORP

- -------------------------------------------------------------------------------------------------------------------------
ANALYSIS OF NET INTEREST MARGIN                                  MARCH 31, 1996                    MARCH 31, 1995
- -------------------------------------------------------------------------------------------------------------------------
                                                           Ave.       Inc/Exp    Rate       Ave.       Inc/Exp     Rate
                                                           ----       -------    ----       ----       -------     ----
- -------------------------------------------------------------------------------------------------------------------------
Interest-earning Assets
- -------------------------------------------------------------------------------------------------------------------------
  Loans                                                   $63,769     $1,690    10.60%     $45,107     $1,203     10.68%
- -------------------------------------------------------------------------------------------------------------------------
  Investment Securities
- -------------------------------------------------------------------------------------------------------------------------
     Taxable Securities                                     9,570        180     7.51%      10,105        170      6.71%
- -------------------------------------------------------------------------------------------------------------------------
     Non-Taxable Securities                                 3,005         41     5.42%       2,443         33      5.35%
- -------------------------------------------------------------------------------------------------------------------------
  Federal Funds Sold                                        1,637         21     5.25%       2,603         38      5.79%
- -------------------------------------------------------------------------------------------------------------------------
     Total Interest Earning Assets                        $77,981     $1,932     9.91%     $60,258     $1,444      9.58%
- -------------------------------------------------------------------------------------------------------------------------
  Cash and Due from Banks                                   2,728                            2,327
- -------------------------------------------------------------------------------------------------------------------------
  Fixed Assets                                                849                              822
- -------------------------------------------------------------------------------------------------------------------------
  Loan Loss Allowance                                       (868)                            (574)
- -------------------------------------------------------------------------------------------------------------------------
  Other Assets                                              1,519                            1,113
- -------------------------------------------------------------------------------------------------------------------------
     Total Assets                                         $82,209                          $63,946
- -------------------------------------------------------------------------------------------------------------------------
Interest-Bearing Liabilities
- -------------------------------------------------------------------------------------------------------------------------
  Interest-bearing Checking and Savings Account           $42,283       $524     4.96%     $35,996       $485      5.39%
- -------------------------------------------------------------------------------------------------------------------------
  Time Deposits                                            20,121        317     6.30%      11,832        166      5.62%
- -------------------------------------------------------------------------------------------------------------------------
  Borrowed Funds                                            2,733         46     6.72%       1,616         40      9.78%
- -------------------------------------------------------------------------------------------------------------------------
     Total Interest-Bearing Liabilities                   $65,137       $887     5.45%     $49,444       $691      5.59%
- -------------------------------------------------------------------------------------------------------------------------
Noninterest-Bearing Deposits                              $10,312                          $ 9,202
- -------------------------------------------------------------------------------------------------------------------------
Other Liabilities                                             751                              635
- -------------------------------------------------------------------------------------------------------------------------
     Total Liabilities                                    $76,200                          $59,281
- -------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity                                        6,009                            4,665
- -------------------------------------------------------------------------------------------------------------------------
     Total Liabilities and Shareholders' Equity           $82,209                          $63,946
- -------------------------------------------------------------------------------------------------------------------------
Net Interest Income                                                   $1,045                             $753
- -------------------------------------------------------------------------------------------------------------------------
Net Interest Margin                                                              4.46%                             3.99%
- -------------------------------------------------------------------------------------------------------------------------
Average Yield on Earning Assets                                                  9.91%                             9.58%
- -------------------------------------------------------------------------------------------------------------------------
Interest Expense to Earning Assets                                               4.55%                             4.59%
- -------------------------------------------------------------------------------------------------------------------------
Net Interest Income to Earning Assets                                            5.36%                             5.00%
=========================================================================================================================

         Non-Interest Expenses. Non-interest expenses for the quarters ended March 31, 1996 and 1995 increased $131,101, or 26.3%, from 1995 to 1996. The increase in expenses is due primarily to costs associated with the Bank's asset growth of over 32%.


FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         Years ended December 31, 1995 and 1994

         Overview. Total assets of $78.9 million as of December 31, 1995, represents a 23.4% increase over total assets of $64.0 million as of December 31, 1994. Most of the growth is a result of the increases within the loan portfolio.


         Net Income. For the years ended December 31, 1995 and 1994, VB's net income was $890,556 and $663,884, respectively. Income increased $226,672, or 34.1% from 1995 to 1994. Increased earnings were due, in part to increased non-interest income from origination of real estate mortgage loans for PHH Mortgage, resulting in net income of $42,987 for the year ended December 31, 1995, an increase of 498.4% from the $7,184 earned in the year ended December 31, 1994. During 1995, VB began processing real estate deed reconveyances for the Bank, which contributed an additional $13,616 to earnings. Earnings per share for the two years ended 1995 were $6.10 and $4.71, respectively.

         Net Interest Income. During the years ended December 31, 1995 and 1994, average interest earning assets grew to $66.6 million, from $50.9 million. For the same periods, average interest bearing liabilities were $55.1 million and $41.2 million, respectively. During the same periods, net interest margins decreased to 4.34% from 4.50%, due mainly to a rising interest rate environment and an increase of high yield savings accounts. Net interest income increased $839,000 or 31.1% to $3.5 million in 1995 from $2.7 million in 1994. The increased net interest income was caused by the offsetting factors of increased asset growth and a declining net interest spread. The average yield earned on interest earning assets increased to 10.01% in 1995 from 8.70% in 1994. For the same periods, average rates paid for interest-bearing liabilities increased from 4.20% to 5.67% in 1995.

         Average Balances and Average Rates Earned and Paid. The following table sets forth, for the periods indicated, information with regard to average balances of assets and liabilities, the total dollar amounts in interest income on interest earning assets and interest expense on interest bearing liabilities, resulting yields or costs, net interest income, and net interest margin. Loan fees are recognized as income using the interest method over the life of the loan.


=========================================================================================================================
                  VANCOUVER BANCORP

- -------------------------------------------------------------------------------------------------------------------------
ANALYSIS OF NET INTEREST MARGIN                               DECEMBER 31, 1995                DECEMBER 31, 1994
- -------------------------------------------------------------------------------------------------------------------------
                                                           Ave.       Inc/Exp    Rate       Ave.       Inc/Exp     Rate
- -------------------------------------------------------------------------------------------------------------------------
Interest-earning Assets
- -------------------------------------------------------------------------------------------------------------------------
  Loans                                                   $52,565     $5,783    11.00%     $36,522     $3,652     10.00%
- -------------------------------------------------------------------------------------------------------------------------
  Investment Securities
- -------------------------------------------------------------------------------------------------------------------------
     Taxable Securities                                     9,780        647     6.62%       8,200        497      6.06%
- -------------------------------------------------------------------------------------------------------------------------
     Non-Taxable Securities                                 2,750        150     5.44%       2,022        107      5.29%
- -------------------------------------------------------------------------------------------------------------------------
  Federal Funds Sold                                        1,482         85     5.76%       4,184        175      4.19%
- -------------------------------------------------------------------------------------------------------------------------
     Total Interest Earning Assets                        $68,577     $6,665    10.01%     $50,928     $4,431      8.70%
- -------------------------------------------------------------------------------------------------------------------------
  Cash and Due from Banks                                   2,548                            2,385
- -------------------------------------------------------------------------------------------------------------------------
  Fixed Assets                                                858                              673
- -------------------------------------------------------------------------------------------------------------------------
  Loan Loss Allowance                                        (670)                            (477)
- -------------------------------------------------------------------------------------------------------------------------
  Other Assets                                              1,271                              676
- -------------------------------------------------------------------------------------------------------------------------
     Total Assets                                         $70,584                          $54,385
- -------------------------------------------------------------------------------------------------------------------------
Interest-Bearing Liabilities
- -------------------------------------------------------------------------------------------------------------------------
  Interest-bearing Checking and Savings Account           $37,573     $1,991     5.30%     $29,925     $1,227      4.10%
- -------------------------------------------------------------------------------------------------------------------------
  Time Deposits                                            15,607        971     6.22%      11,187        498      4.45%
- -------------------------------------------------------------------------------------------------------------------------
  Borrowed Funds                                            1,946        163     8.39%          67          6      8.36%
- -------------------------------------------------------------------------------------------------------------------------
     Total Interest-Bearing Liabilities                   $55,126     $3,126     5.67%     $41,179     $1,730      4.20%
- -------------------------------------------------------------------------------------------------------------------------
Noninterest-Bearing Deposits                              $ 9,719                          $ 8,557
- -------------------------------------------------------------------------------------------------------------------------
Other Liabilities                                             539                              294
- -------------------------------------------------------------------------------------------------------------------------
     Total Liabilities                                    $65,384                          $50,030
- -------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity                                        5,200                            4,355
- -------------------------------------------------------------------------------------------------------------------------
     Total Liabilities and Shareholders' Equity           $70,584                          $54,385
- -------------------------------------------------------------------------------------------------------------------------
Net Interest Income                                                   $3,540                           $2,701
- -------------------------------------------------------------------------------------------------------------------------
Net Interest Margin                                                              4.34%                             4.50%
- -------------------------------------------------------------------------------------------------------------------------
Average Yield on Earning Assets                                                 10.01%                             8.70%
- -------------------------------------------------------------------------------------------------------------------------
Interest Expense to Earning Assets                                               4.69%                             3.40%
- -------------------------------------------------------------------------------------------------------------------------
Net Interest Income to Earning Assets                                            5.32%                             5.30%
=========================================================================================================================



         Non-Interest Expenses. Non-interest expenses for the year ended December 31, 1995, increased $525,000, or 30.66%, from 1994. The 1995 increase is due primarily to increased personnel and occupancy costs associated with the Bank's move to a new facility as well as continued growth in loans and deposits. Loans increased $19.3 million, or 45.77%, to $61.4 million in 1995 from $42.1 million in 1994.

         Provision for Loan Losses. The allowance for loan losses represents management's current estimate of amounts required to absorb losses on existing loans. The allowance of $913,347 at March 31, 1996, is an increase of $302,080, or 49.4%, from the March 31, 1995 allowance of $611,267. The allowance represents 1.41% of total loans at March 31, 1996. The $848,207 allowance at December 31, 1995, is an increase of $297,110, or 53.9%, from the 1994 allowance of $551,097. The allowance represents 1.39% of total loans at December 31, 1995, as compared to 1.31% at December 31, 1994. Determination of the appropriate allowance level is based on, among other things, an analysis of various factors including historical loss experience based on volumes and types of loans, volumes and trends in delinquencies and non-accrual loans, trends in portfolio volume, results of internal and independent external credit reviews, and anticipated economic conditions in the Bank's market area. The Bank determines the adequacy of its loan loss reserves through a formula taking into consideration non-performing loans, special mention credits and substandard loans. Based on historical loan loss experience, provisions are taken sufficient to establish and maintain a reserve equal to 5% for special mention credits, 15% for substandard loans, 100% for loans which appear to be total loss, and 0.5% for all other loans. Based on this analysis, management considers the allowance for possible loan losses to be adequate.


         Liquidity and Sources of Funds. The Bank's primary sources of funds are customer deposits, maturities of investment securities, sales of "available for sale" securities, loan repayments, net income, and advances from the Federal Home Loan Bank of Seattle (FHLB). Scheduled loan repayments are relatively stable sources of funds while deposit inflows and unscheduled loan prepayments are not. Deposit inflows and unscheduled loan prepayments are influenced by general interest rate levels, interest rates available on other investments, competition, economic conditions, and other factors.


         Total deposits were $77.1 million at March 31, 1996, up from $57.3 million at March 31, 1995. Total deposits were $70.7 million at December 31, 1995, up from $57.6 million at December 31, 1994. The Bank does not generally accept brokered deposits. A concerted effort has been made to attract deposits in the market area it serves through competitive pricing and delivery of quality products. Deposit growth in 1994, 1995 and the first quarter of 1996 has been largely a function of the increase in lending customers who move their deposit accounts to the Bank.


         Management anticipates that the Bank will continue relying on customer deposits, maturity of investment securities, sales of "available for sale" securities, loan repayments, net income and FHLB borrowings to provide liquidity. Although deposit balances have shown historical growth, such balances may be influenced by changes in the banking industry, interest rates available on other investments, general economic conditions, competition and other factors. Borrowings may be used on a short-term basis to compensate for reductions in other sources of funds. Borrowings may also be used on a long-term basis to support expanded lending activities and to match maturities or repricing intervals of assets. The sources of such funds will most likely be borrowings from the FHLB.


         Capital. The primary capital-to-asset leverage ratio for the Bank was 8.50% at March 31, 1996, as compared to 8.95% at March 31, 1995. The primary capital-to-asset leverage ratio for the Bank was 8.95% at December 31, 1995, as compared to 9.59% at December 31, 1994. In 1989, the banking regulators adopted risk based capital guidelines under which one of four risk weights is applied to balance sheet assets, each with different capital requirements based on the credit risk of the asset. Risk-adjusted capital-to-asset ratios were 11.18% and 13.01% at March 31, 1996 and 1995, respectively. Risk-adjusted capital-to-asset ratios were 11.45% and 13.90% at December 31, 1995 and 1994, respectively. As of March 31, 1996, the Bank was considered "Well Capitalized" per regulatory risk based capital guidelines.

         As the following table indicates, the Bank currently exceeds the regulatory minimum capital ratio requirements.


========================================================================================================================
                                                                 MARCH 31, 1996                DECEMBER 31, 1995
(Dollars in thousands)                                      Amount         Ratio         Amount                 Ratio
- ------------------------------------------------------------------------------------------------------------------------
Tier 1 capital                                              $7,357         11.18%        $7,008                 11.45%
Tier 1 capital minimum requirement                          $2,631          4.00%        $2,451                  4.00%
Excess Tier 1 capital                                       $4,726          7.18%        $4,557                  7.45%
Total capital                                               $8,180         12.44%        $7,774                 12.70%
Total capital minimum requirement                           $5,262          8.00%        $4,902                  8.00%
Excess total capital                                        $2,918          4.44%        $2,872                  4.70%
========================================================================================================================


LENDING


         The Bank's principal lending activity is the origination of commercial real estate and real estate construction loans. The Bank's policy is to originate loans primarily in its local market area. Real estate values and construction starts remain strong in Clark County. A Taiwanese company has recently announced its intent to construct a $1.2 billion facility beginning in December, 1996, which is expected to employ up to 2,000 workers during construction and approximately 800 employees upon completion. Additional growth of construction projects and ancillary services in the Portland metropolitan area supports and contributes to the increase of real estate values and construction starts in Clark County, as the county continues to provide housing for many people working in Portland. In general, loan-to-value ratios are maintained at 75% or less, except for residential mortgage loans on homes under $150,000, where the Bank permits a loan-to-value ratio of up to 80%.


         The Bank's loan underwriting policies focus on assessment of each borrower's ability to service and repay the debt, and the availability of collateral that can be used to secure the loan. Depending on the nature of the borrower and the purpose and amount of the loan, the Bank's loans may be secured by a variety of collateral, including business assets, real estate andpersonal assets. Many business loans may also be dependent upon the personal guarantees of owners of the business. The Bank's loans are generally classified by the ability of the borrower to repay and the principal asset pledged as collateral to secure the loan.

         The Bank's commercial and industrial loans consist primarily of secured revolving operating lines of credit and business term loans. Commercial real estate loans include loans for various purposes where the primary collateral is commercial real estate. Real estate construction loans include loans made in connection with custom and "spec" (build to sell) construction of residential and commercial buildings and loans made to borrowers who build residential and commercial buildings for resale. The majority of loans within the Bank's portfolio have terms of five years or less or have adjustable interest rates. Such rates are principally tied to the prime rate, or to a similar extent, a treasury-base index.

         Consumer installment loans and other loans, while representing a small percentage of total outstanding loans, include home equity loans, auto loans and Visa cards.

         In addition to interest earned on loans, the Bank receives fees for originating loans and for providing loan commitments. These fees, net of costs to originate the loans, are deferred and amortized into interest income over the life of the loan. Loans are originated principally as a result of contact with and referrals from existing customers and through the efforts of Bank staff.


         Types of Loans. The following table sets forth the composition of the Bank's loan portfolio by type of loan as of the date indicated. The composition of loans at March 31, 1996 and for the years ended December 31, 1995 and 1994 was as follows:


=========================================================================================================================
                                                                                     December 31,
                                                                                     ------------
                                     March 31, 1996                      1995                           1994
                              -------------------------------------------------------------------------------------------
                                   Amount       % of Total        Amount       % of Total        Amount        % of Total
                              -------------------------------------------------------------------------------------------
Commercial                    $12,887,357         19.67%     $10,081,130         16.41%     $ 8,965,980          21.28%

Commercial-real estate         23,689,993         36.15%      20,536,874         33.44%      15,225,084          36.14%

Real estate-construction       17,968,614         27.42%      19,293,548         31.42%       9,253,365          21.97%

Real estate-mortgage            9,307,076         14.20%       9,893,050         16.11%       7,317,732          17.37%

Installment                       858,436          1.31%         723,559          1.18%         674,605           1.60%

Personal lines of credit,
credit cards, and overdrafts      820,042          1.25%         882,355          1.44%         690,261           1.64%
                            ---------------------------------------------------------------------------------------------

                              $65,531,518        100.00%     $61,410,516        100.00%     $42,127,027         100.00%
                            =============================================================================================

=========================================================================================================================

         Loan Maturities and Sensitivities to Changes in Interest Rates. The following table shows the maturity analysis of loans outstanding by type as of March 31, 1996. In addition, the table shows the amount of all loans due within and after one year classified according to the sensitivity to change in interest rates.

==========================================================================================================
                                                            After One,
                                            Within          But Within          After
Loans                                      One Year         Five Years        Five Years          Total
- ----------------------------------------------------------------------------------------------------------
Commercial                                $10,549,807       $ 2,032,968       $  304,582       $12,887,357

Commercial-real estate                      2,338,277        20,197,105        1,154,611        23,689,993

Real estate-construction                   17,534,710           433,904                0        17,068,614

Real estate-mortgage                        1,364,427         7,177,406          765,244         9,307,076

Lines of credit, installments,
credit cards                                  576,493           341,474          760,511         1,678,322
- ----------------------------------------------------------------------------------------------------------

Total                                     $32,363,714       $30,182,856       $2,984,948       $65,531,518
==========================================================================================================

Total loans maturing after one
year with:

Predetermined interest rates              $ 3,453,256       $ 6,530,104       $2,984,948       $12,968,308
(fixed)

Floating or adjusted interest rates
(variable)                                 28,910,458        23,652,752                0        52,563,210
- ----------------------------------------------------------------------------------------------------------

Total                                     $32,363,714       $30,182,856       $2,984,948       $65,531,518
==========================================================================================================

         Risk Elements. The following table states as of March 31, 1996 and for the years ended December 31, 1995 and 1994 non-accrual and past due loans:

===================================================================================
                                           March 31, 1996      1995          1994
Non-accrual loans                             $164,650       $213,238       $     0

Accruing loans past due 90 days or more       $      0       $  5,709       $16,403
===================================================================================

Interest income on non-accrual loans that would have been recorded in the period ended March 31, 1996, was $3,846 and $18,657 for the period ended December 31, 1995. Interest income collected on such loans and included in income for 1995 was $20,285. No interest income was collected in 1996. Past due loans continue to be minimal.

         Loan Administration. The Bank has experienced significant growth of its loan portfolio, particularly commercial real estate and construction loans. This growth is largely attributable to the economic growth of Clark County generally resulting from the expanding high technology industry in the Portland metropolitan area. This growth has contributed to a greater demand for commercial and residential development, and consequently, in higher loan demand. The Bank has increased its staff and obtained additional capital from VB to accommodate this demand. Although the Bank has not experienced any increase in loan losses as a result of this growth, management recognizes that new loans may represent somewhat higher risk than seasoned loans, as no repayment history has been established. The Bank strives to minimize the risks associated with loans to developers by funding borrowers with significant assets and other sources of income beyond their development companies. Typically, many of the developers have rental income from commercial or residential properties, and management considers loans to these customers to be of the same or better quality as loans to long-standing Bank customers and represent no additional risk. With the Bank's primary lending focus on commercial, commercial real estate and real estate construction, risk is generally correlated with the health of the business community. The risk is mitigated by monitoring the financial condition of the Bank's customers, and by maintaining adequate collateral margins. The Bank has adopted comprehensive lending policies that provide detailed underwriting guidelines, as well as procedures for the identification and monitoring of potential problem loans. The loan committee meets regularly and reviews various reports pertaining to the performance, quality and composition of the loan portfolio, as well as detailed credit information regarding new loans extended during the period. The VB Board, as a whole, serves as the loan committee.


         Non-Performing Loans. Accrual of interest on loans is discontinued when reasonable doubt exists as to the collectibility of the loan or the unpaid interest, or when payment of principal or interest is contractually 90 days past due, unless the loan is well secured and in the process of collection. Upon such discontinuance, the loan is placed on non-accrual status and any accrued but unpaid interest is charged against income in that period. Accrual of interest is resumed only when the borrower demonstrates an ability to make scheduled payments of both principal and interest.


         At March 31, 1996, there were no commitments to lend additional funds to borrowers whose loans were classified as non-accrual. The Bank is not aware of any loans that continue to accrue interest at March 31, 1996, that management reasonably expects will have a materially negative impact on future operating results. The Bank's management is not aware of any information concerning any material loans, other than those discussed as risk elements above, that causes them to have doubts as to the ability of the borrowers to comply with the terms of the loans.

         At March 31, 1996, the Bank had $164,650 in non-accrual loans, representing 18.0% of loan loss reserves, compared to non-accrual loans of $213,238 or 25.1% of reserves at December 31, 1995, and no non-accrual loans at December 31, 1994. Of the three borrowers representing the non-accrual loans at December 31, 1995, one was involved in real estate development and two were borrowing for commercial purposes. The Bank expects to collect on all non-accrual loans and suffer no losses.


SUMMARY OF LOAN LOSS EXPERIENCE


         Analysis of Allowance for Loan Losses. The Bank maintains the allowance for loan losses at a level sufficient to provide for estimated loan losses based on evaluating known and inherent risks in the loan portfolio. Management determines the adequacy of the allowance based on reviews of individual credits, recent loss experience, current economic conditions, the risk characteristics of classified loans, and other pertinent factors. Credits deemed uncollectible are charged to the allowance. Provisions for credit losses and recoveries on loans previously charged off loans are added to the allowance. The following is an analysis of the activity in the allowance for loan losses for the period ended March 31, 1996 and the years ended December 31, 1995 and 1994:


==================================================================================================
                                              For the period       For the Year Ended December 31,
                                              ended March 31       -------------------------------
                                              --------------
                                                   1996                1995                1994
                                                   ----                ----                ----
Balance at beginning of period                 $   848,207         $   551,097         $   420,421
Charge-offs:
                  Commercial                             0                (258)            (95,098)
                  Consumer                          (5,241)             (4,525)             (5,499)
                                               -----------         -----------         -----------
                                                    (5,241)             (4,783)           (100,597)
                                               -----------         -----------         -----------
Recoveries:
                  Commercial                             0              28,094                   6
                  Consumer                             594                 799               1,267
                                               -----------         -----------         -----------
                                                       594              28,893               1,273
                                               -----------         -----------         -----------
Net (charge-offs) Recoveries                        (4,647)             24,110             (99,324)
Provision charged to operations                     69,787             273,000             230,000
                                               -----------         -----------         -----------
Balance at end of period                       $   913,347         $   848,207         $   551,097
                                               ===========         ===========         ===========
Ratio of net (charge-offs) recoveries to
average outstanding during period                    (0.01%)              0.05%              (0.27%)
Average loans outstanding
during the period                              $63,768,729         $52,528,186         $36,522,000
==================================================================================================



         Asset and Liability Management. The Bank's results of operations depend substantially on net interest income. Interest income and interest expense are affected by general economic conditions, competition in the market place, market interest rates and repricing and maturity characteristics of the Bank's assets and liabilities.

         Exposure to interest rate risk is primarily a function of differences between the maturity and repricing schedules of assets (principally loans and investment portfolio securities) and liabilities (principally deposits). Assets and liabilities are described as interest sensitive for a given period of time when they mature or can reprice within that period. The difference between the amount of interest sensitive assets and interest sensitive liabilities is referred to as the interest sensitivity "GAP" for any given period of time.

         As a general rule, in periods of falling interest rates, banks with positive interest sensitivity GAPs are more susceptible to a decline in net interest income. In periods of rising interest rates, banks with negative interest sensitivity GAPs are more likely to experience declines in net interest income. The actual effect that rising and falling interest rates have on the Bank's net interest income depends, however, not only on the interest sensitivity GAP, but also the relative changes in interest rates that occur when assets and liabilities are repriced, unscheduled repayments of loans, early withdrawals of deposits and other factors.


         As of March 31, 1996, the Bank had a negative interest sensitivity GAP and thus is most vulnerable to rising interest rates. Bank management attempts to limit exposure to interest rate risk by maintaining a balance sheet posture such that net interest income is not significantly affected by market fluctuations in interest rates. The Bank utilizes interest sensitivity GAP reports in conjunction with simulation modeling to measure the effect of varying interest rate scenarios and balance sheet strategies on net interest income.


         Certain shortcomings are inherent in the interest sensitivity GAP method of analysis presented in the following table. For example, although certain assets and liabilities may have similar repricing characteristics, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates.


         The following table sets forth the dollar amount of interest sensitive assets and interest sensitive liabilities at March 31, 1996, and the difference between them for the maturity or repricing periods indicated.

ASSET AND LIABILITY MATURITY REPRICING SCHEDULE
MARCH 31,  1996

====================================================================================================================
                                                                After One,
                                           Within               But Within             After
                                          One Year              Five Years           Five Years             Total
- --------------------------------------------------------------------------------------------------------------------
Loans                                   $ 33,363,714            $30,182,856          $ 2,984,948         $65,531,518

Investment Securities:
Available for sale                           505,935              1,308,030            2,671,106           4,485,071

Held to Maturity                                   0              1,488,672            6,121,000           7,609,672

Interest bearing deposits
with banks                                 4,924,025                      0                    0           4,924,025

Federal Home Loan Bank stock                 487,000                      0                    0             487,000
                                        ----------------------------------------------------------------------------

Total Earning Assets                      38,280,674             32,979,558           11,777,054          83,037,286
                                        ----------------------------------------------------------------------------

Deposits:
Interest bearing demand                    8,720,293                      0                    0           8,720,293

Savings                                   34,877,501                      0                    0          34,877,501

Time certificates of deposit              16,191,208              3,238,351            2,775,444          22,205,003
                                        ----------------------------------------------------------------------------

Total Interest Bearing Liabilities        59,789,002              3,238,351            2,775,444          65,802,797
                                        ----------------------------------------------------------------------------

Net Interest Rate Sensitivity Gap       $(21,508,328)           $29,741,207          $ 9,001,610         $17,234,489
====================================================================================================================



         Investment Activities. The Bank has adopted, as required, Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities." This Statement requires investment securities to be segregated as trading securities, held-to-maturity or available-for-sale based upon management's intent as to the ultimate disposition of each security acquired. Investments classified as held-to-maturity are accounted for at amortized cost, but an institution must have both the positive intent and the ability to hold those securities to maturity. There are very limited circumstances under which securities in the held-to-maturity category can be sold without jeopardizing the cost basis of accounting for the remainder of the securities in this category. Unrealized gains and losses on available-for-sale securities are excluded from earnings and reported, net of federal income taxes, as a separate component of stockholders' equity.


         Other than securities issued by the U.S. government or a federal agency, the Bank has no securities exceeding 10% of stockholders' equity. Municipal securities owned by the Bank are primarily issued by the State of Washington or local municipalities with which the Bank is familiar. The Bank's mortgage-backed securities and collateralized mortgage obligations have, within the past several months, all been analyzed for performance under differing interest-rate scenarios to assess the effect of an increase or decrease of market interest rates of up to three percentage points. Under this "stress test," only one security failed marginally, but currently is performing as agreed.


         The Bank's investment policy is approved by its Board. It has been the policy of the Bank to maintain relatively high levels of liquidity to meet loan funding and deposit outflow requirements. The following table sets forth the investment securities portfolio of the Bank.

         Analysis of Investment Securities. The amortized cost and estimated market values of investments in debt securities are as follows as of March 31, 1996:

================================================================================================================================
                                                         Gross            Gross            Estimated
                                      Amortized        Unrealized       Unrealized          Market
                                        Cost             Gains            Losses             Value
                                      -----------------------------------------------------------------------------------------
AVAILABLE-FOR-SALE SECURITIES:
 U.S. Treasury securities and
 obligations of U.S. government
 corporations and agencies            $1,816,787       $   9,543        $   (12,365)       $1,813,965

 State and municipal securities          487,151           4,473               (107)          491,517

 Mortgage-backed securities
 and collateralized mortgage
 obligations                           2,161,804          33,209            (15,424)        2,176,986
                                      ---------------------------------------------------------------

                                      $4,465,742       $  47,225        $   (27,896)       $4,482,468
                                      ===============================================================



HELD-TO-MATURITY SECURITIES:
 U.S. Treasury securities and
 obligations of U.S. government
 corporations and agencies            $  412,749       $  27,131        $         0        $  439,880

 State and municipal securities        2,682,096          21,470            (72,223)        2,631,343

 Mortgage-backed securities
 and collateralized mortgage
 obligations                           4,514,827          11,277            (76,899)        4,451,808
                                      ---------------------------------------------------------------
                                      $7,609,672       $  59,878        $  (149,122)       $7,523,031
                                      ==========       =========        ===========        ==========
=====================================================================================================

         Maturity Distributions of Investment Securities. The scheduled maturities of investment securities and their weighted average yield as of March 31, 1996 were as follows:


=================================================================================================================
                             AVAILABLE-FOR-SALE SECURITIES                   HELD-TO-MATURITY SECURITIES
                     --------------------------------------------------------------------------------------------
                                      Estimated           Weighted                   Estimated           Weighted
                     Amortized          Market            Average   Amortized          Market            Average
                       Cost             Value              Yield      Cost             Value              Yield
                     --------------------------------------------------------------------------------------------
Due in one           $  506,217       $  505,935           5.31%    $       --       $       --           0.00%
year or less

Due after one
year through          1,310,570        1,308,030           7.00%     1,491,276        1,496,087           6.31%
five years

Due after five
years through           487,151          491,518           5.44%     1,235,132        1,190,580           5.22%
ten years

Due after ten                --               --           0.00%       371,041          387,160           6.46%
years

Mortgaged-
backed
securities            2,161,804        2,179,589           6.86%     4,512,223        4,449,204           6.22%
and
collateralized
mortgage
obligations
                     -----------------------------------------------------------------------------------------
                     $4,465,742       $4,485,072           6.68%    $7,609,672       $7,523,031           6.09%
                     ==========       ==========           ====     ==========       ==========           ====
==============================================================================================================

                                MANAGEMENT OF VB



DIRECTORS AND EXECUTIVE OFFICERS

         Set forth below is certain information concerning all of the directors and executive officers of VB and the Bank, including the background, business experience, and principal occupations, of each VB director and executive officer. Except as otherwise noted, the positions indicated are at both VB and the Bank.

DEAN N. ALTERMAN, age 36, is an attorney in the law firm of Kell, Alterman & Runstein. He received a B.A. from Harvard College and a J.D. from Northwestern School of Law at Lewis and Clark College. Mr. Alterman has served as a director since 1992.

STUART A. BENDER, age 60, is a self-employed dentist, and has served as a director since 1992.

DIANNE E. FRICHTL, age 60, is the owner of Luepke Florists and Gifts. She served as the Chair of the VB and Bank Boards in 1994, and has served as a director since the Bank's inception in 1989.

ROBERT V. HYDE, age 67, is a self-employed land developer and has been a director since the Bank's inception in 1989. He has previously served as Chairman of the Board.

TIMOTHY P. MOYER, age 39, is a real estate developer and investor. He served as a director of the Bank from 1989 to 1992, and has served as a director of VB and the Bank since 1995.

JAMES J. POMAJEVICH, age 53, is the owner and President of Pomajevich Properties, Inc. ("PPI"), a commercial real estate development and management company. Mr. Pomajevich has been a director since the Bank's inception in 1989, and served as Chairman of the Board in 1993 and again from 1995 to the present. He received a B.Th. from Northwest Christian College, a B.A. from the University of Illinois, and a J.D. from Willamette University School of Law.

ANNE M. RYAN, age 47, has over 26 years of banking experience and currently serves as Vice President and Secretary of VB, and Cashier of the Bank. Prior to joining the Bank in 1989, Ms. Ryan served as a branch manager for U.S. National Bank of Oregon.

LEE S. STENSETH, age 59, is the President and Chief Executive Officer of VB and the Bank, and has over 37 years of banking experience. Prior to joining the Bank, Mr. Stenseth served as Executive Vice President of Northwest National Bank. He has served as a director since the Bank's inception in 1989.

EXECUTIVE COMPENSATION

         The following table sets forth all cash compensation paid by the Bank during the fiscal year ended December 31, 1995, to its President, the only executive officer whose compensation exceeded $100,000.

=====================================================================================================================

          Named Executive Officer                      Position Held                    Salaries and Fees(1)
- ---------------------------------------------------------------------------------------------------------------------
              Lee S. Stenseth                            President                            $155,846
=====================================================================================================================


- -------------------

(1) Includes salary, bonus, personal benefits of automobiles and annual fees paid to directors for participation in Board meetings.

         Executive Supplemental Income Plan. The Bank has a nonqualified Executive Supplemental Income Plan covering 6 officers. The plan provides benefits payable upon death, disability or retirement. Such benefits are payable monthly over a fifteen year term.

         Employee Stock Ownership Plan. VB has an Employee Stock Ownership Plan with 401(k) features ("KSOP") which covers substantially all employees. The Plan is a deferred compensation plan in which Bank contributions are used to provide participating employees with stock in VB. Employees may choose to contribute a percentage of their monthly salary on a pre-tax basis to the Plan, subject to certain limitations. The Bank currently makes discretionary matching contributions, subject to a vesting schedule based on length of service. In 1995, the Bank contributed $36,502 to the Employee Stock Ownership Plan. As of March 31, 1996, the KSOP held 4,602 shares of VB common stock.

         1989 Stock Option Plan. VB also has a 1989 Stock Option Plan for certain key employees. Options granted under the plan may be incentive stock options as defined by Section 422A of the Internal Revenue Code, as amended. Incentive stock options are exercisable at not less than 100% of the fair market value of the stock at the time of the grant. The plan also provides for grants of non-qualified options at the discretion of the administrators of the plan. There are 18,522 shares of Company stock reserved for possible issuance under the plan. As of March 31, 1996, there were options covering 18,384 shares outstanding under the plan.

         1992 Stock Option Plan. VB also has a 1992 combined incentive and nonstatutory Stock Option Plan which permits the grant of options to executive officers and non-employee directors. The plan reserves 30,000 shares of VB stock for possible issuance upon exercise of options granted under the plan. As of March 31, 1996, there were options covering 13,139 shares outstanding under the plan.

         Following consummation of the Merger, outstanding options under the 1989 Stock Option Plan and the 1992 Stock Option Plan will be converted into and exchanged for options to purchase shares of WCB stock on substantially identical terms as were in effect at the time of grant.

         Options Granted in Last Fiscal Year. No officer received or exercised any options in the 1995 fiscal year. One director received an option for shares and one director exercised options for 1,877 shares in the 1995 fiscal year.

         Aggregate Option Exercises and Fiscal Year-End Option Value Table. The following table includes the number of shares covered by both exercisable and unexercisable stock options as of December 31, 1995, to the executive officer named in the Summary Compensation Table. Also reported are the values for "in-the-money" options, which represent the positive spread between the exercise price of any such existing stock options and the year and price of VB Common Stock.


========================================================================================================================
                                Shares                       Number of Unexercised             Value of Unexercised
                               Acquired        Value          Options at Year End               Options at Year End
           Name               on Exercise    Realized     --------------------------------------------------------------
                                                          Exercisable     Unexercisable    Exercisable     Unexercisable
- ------------------------------------------------------------------------------------------------------------------------
      Lee S. Stenseth             -0-           -0-         12,128             -0-          $514,312            -0-
========================================================================================================================

- -------------------
(1) Value is based on $66.95 per share price

DIRECTOR COMPENSATION

         Directors receive a fee, based on meetings attended during the year, for serving on the Board of VB or the Bank. Currently, directors receive $500.00 per month and $125.00 per special committee meeting. Directors also receive incentive compensation based on the return on assets of the Bank. During 1995, incentive pay was $2,250 per director. During 1992, each director then serving was awarded an option to purchase 1,877 shares at an exercise price of $30.51 per share for 10 years. The newest member of the VB Board received an option for 1,877 shares at $40.76 per share after he was elected to the VB Board in 1995.

CERTAIN TRANSACTIONS AND RELATIONSHIPS

         None of the directors or executive officers of the Bank have or have had any material interest in any transactions to which the Bank was or is a party, outside of the ordinary course of the Bank's business, except as set forth below.

         Certain directors and officers of the Bank, and the companies with which they are associated, have had and are expected to continue to have banking transactions with the Bank from time to time in the ordinary course of business. Any loans and commitments to lend included in such transactions have been and will continue to be made in accordance with all applicable laws and regulations and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons of similar credit worthiness.


         From time to time the Bank enters into loan participation agreements with other institutions and individuals in order to facilitate loans which otherwise would exceed the Bank's legal lending limits. Pursuant to such an agreement, the Bank is currently participating in a commercial loan with a current balance of $1,046,196 to PPI, owned by Mr. Pomajevich, the Chairman of the Board of the Bank. The Bank's portion of the outstanding balance is $194,215. Robert V. Hyde, a director of the Bank, is participating as a co-lender of this loan. Mr. Hyde's portion of the outstanding balance is $258,458. Mr. Hyde is also participating as a co-lender of a loan to VB by Security State Bank of Central Washington. The loan amount is $1,350,000, of which Mr. Hyde's portion is $225,000. This loan will be paid off by WCB on the Effective Date. Amounts paid to Mr. Hyde are not considered compensation for services to the Bank. In addition, Mr. Hyde is a participating co-lender in two loans to nonaffiliates of the Bank with an aggregate outstanding balance of approximately $303,000.


         The Bank does not consider such a loan participation to constitute a sale of assets for regulatory purposes, and believes the terms of the loan, and of the agreement, are substantially the same as those prevailing in other similar loans and participation agreements at the time this loan was made, and at the time the participation agreement was executed. The Bank believes that the loan and the participation agreement are in all respects fair to the Bank.

SECURITIES OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS


         The following table sets forth information as of May 28, 1996, with respect to (i) each director and executive officer of VB and the Bank, and (ii) the shares owned by all directors and executive officers as a group.

Directors and Executive Officers


                                          Number of Shares           Percent of
Name                                      Beneficially Owned(1)      Outstanding
- ----                                      ---------------------      -----------
James J. Pomajevich                        8,714   (2)(3)(4)          6.08%

Lee S. Stenseth                           21,167   (3)(5)(6)         13.78%

Robert V. Hyde                            16,849   (2)(4)            11.75%

                                          12,686   (7)                8.85%
Timothy Moyer

Dianne E. Frichtl                          6,778   (3)(4)
                                                                     4.73%

Dean N. Alterman                           2,346   (4)                1.64%

Stuart A. Bender                           8,231                      5.74%
                                                   (4)

Anne M. Ryan                               2,130   (6)(8)             1.49%
                                          ------   ------            ------

All Directors and Officers as a Group     78,901   (2-8)             47.41%
                                          ======   ======            ======


- ---------------------------------------


(1) Beneficial ownership includes sole voting and investment power as to the shares, unless otherwise indicated.
(2) Includes shares held as a custodian for a minor child or other member of the named individual's household.
(3)   Includes shares held by or jointly with spouse.
(4)   Includes 1,877 shares covered by options exercisable at $30.51 per share.
(5) Includes 12,128 shares covered by options exercisable at prices ranging between $22.00 and $30.51 per share.
(6)   Includes shares held by the Bank of Vancouver Employee Stock Ownership
      Plan.
(7) Includes shares held by Mr. Moyer's children. Also includes 1,877 shares covered by options exercisable at $40.76 per share.
(8)   Includes 1,564 shares covered by options exercisable at $30.51 per share.

OTHER PRINCIPAL SHAREHOLDERS


         The following sets forth information as of May 28, 1996, with respect to each person other than Messrs. Bender, Hyde, Moyer, Pomajevich and Stenseth (included in the previous table) known by VB and the Bank to have beneficial ownership of more than five percent of the outstanding shares of VB Common Stock.


                                 Number of Shares                    Percent of
Name and Address               Beneficially Owned(1)                 Outstanding
- ----------------               ---------------------                 -----------
Franz and Anne Boschwitz               9,837                            6.95%
5604 D Lakeview Dr.
Kirkland, WA  98033


- ---------------


(1) Beneficial ownership includes sole voting and investment power as to the shares.

COMMITTEES OF THE BOARD OF DIRECTORS


         VB has no separate audit or compensation committees; the entire VB Board (with the exception of Mr. Stenseth) handles those responsibilities.


                           SUPERVISION AND REGULATION

         The following generally refers to certain statutes and regulations affecting the banking industry. These references provide brief summaries only and are not intended to be complete. These references are qualified in their entirety by the referenced statutes and regulations. In addition, some statutes and regulations which apply to and regulate the operation of the banking industry might exist which are not referenced below. Changes in applicable statutes and regulations may have a material effect on the business of WCB, VB and their respective subsidiaries.

                                   WCB AND VB

GENERAL

         As bank holding companies, WCB and VB are subject to the Bank Holding Company Act of 1956 ("BHCA"), as amended, which places them under the supervision of the Board of Governors of the Federal Reserve System ("FRB"). In general, the BHCA limits the business of bank holding companies to owning or controlling banks and engaging in other activities related to banking. Certain recent legislation designed to expand interstate branching and relax federal restrictions on interstate banking will continue to be phased in over the next two years and may expand opportunities for bank holding companies (for additional information see below under the heading "WCB's Subsidiary Banks -- Interstate Banking and Branching"). However, the full impact of this legislation on WCB and VB is unclear at this time.

HOLDING COMPANY STRUCTURE

         FRB Regulation. A bank holding company must obtain the approval of the
FRB: (1) before acquiring direct or indirect ownership or control of any voting shares of any bank if, after such acquisition, it would own or control, directly or indirectly, more than 5% of the voting shares of such bank; (2) before merging or consolidating with another bank holding company; and (3) before acquiring substantially all of the assets of any additional banks.

         WCB and VB file annual and certain interim reports as may be required from time to time by the FRB. In addition, the FRB performs periodic examinations of WCB and VB.

         Holding Company Control of Nonbanks. With certain exceptions, the BHCA prohibits bank holding companies from acquiring direct or indirect ownership or control of voting shares in any company which is not a bank or a bank holding company unless the FRB determines that the activities of such company are so closely related to banking or managing or controlling banks as to be a proper incident thereto. In making such determinations, the FRB considers whether the performance of such activities by a bank holding company would offer advantages to the public that would outweigh possible adverse effects. For example, the FRB has by regulation determined activities such as, among others, operating an industrial loan company, industrial bank, savings association, mortgage company, finance company, trust company, credit card company or factoring company, performing certain data processing operations, leasing personal or real property, subject to certain exceptions, and providing investment and financial advice, are so closely related to banking as to be a proper incident thereto within the meaning of the BHCA. On the other hand, activities such as real estate brokerage and syndication, land development, property management, underwriting of life insurance not related to credit transactions, and with certain exceptions, securities underwriting and equity funding, are not so closely related to banking as to be a proper incident thereto within the meaning of the BHCA. In the future, the FRB may from time to time add to or delete from the list of activities permissible for bank holding companies.

         Transactions With Affiliates. WCB and its subsidiary banks, and likewise VB and the Bank, are deemed affiliates within the meaning of the Federal Reserve Act and transactions between affiliates are subject to certain restrictions. Covered transactions include, subject to specific exceptions, loans by bank subsidiaries to affiliates, investments by bank subsidiaries in securities issued by an affiliate, the taking of such securities as collateral, and the purchase of assets by a bank subsidiary from an affiliate. When the Merger is consummated, WCB and its subsidiary banks will be deemed affiliates within the meaning of the Federal Reserve Act.

         Support of Bank Subsidiaries. Under FRB policy, a bank holding company is expected to act as a source of financial and managerial strength to, and commit resources to support, each of its subsidiary banks. Any capital loans a bank holding company makes to its subsidiary banks are subordinate to deposits and to certain other indebtedness of those subsidiary banks. The Crime Control Act of 1990 provides that, in the event of a bank holding company's bankruptcy, the bankruptcy trustee will assume any commitment the bank holding company has made to a federal bank regulatory agency to maintain the capital of a subsidiary bank and this obligation will be entitled to a priority of payment.

         Tie-In Arrangements. WCB, VB and the bank subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, sale or lease of property or furnishing of services. For example, with certain exceptions, neither WCB, VB nor the bank subsidiaries may condition an extension of credit to a customer on either (1) a requirement that the customer obtain additional services provided by it or (2) an agreement by the customer to refrain from obtaining other services from a competitor.

         State Law Restrictions. As an Oregon corporation, WCB is subject to certain limitations and restrictions under applicable Oregon corporate law. Similarly, as a Washington corporation, VB is subject to certain limitations and restrictions under applicable Washington corporate law. For example, state law restrictions in both Oregon and Washington include limitations and restrictions relating to: indemnification of directors, distributions to shareholders, transactions involving directors, officers or interested shareholders, maintenance of books, records, and minutes, and observance of certain corporate formalities.


         Securities Registration and Reporting. The WCB Common Stock is registered as a class with the SEC under the Exchange Act and thus is subject to the periodic reporting and proxy solicitation requirements and the insider-trading restrictions of that Act. The periodic reports, proxy statements, and other information filed by WCB under that Act can be inspected and copied at or obtained from the Washington, D.C., office of the SEC. In addition, the securities issued by WCB are subject to the registration requirements of the Securities Act and applicable state securities laws unless exemptions are available.


CONTROL TRANSACTIONS

         The Change in Bank Control Act of 1978, as amended, prohibits a person or group of persons from acquiring "control" of a bank holding company unless the FRB has been given 60 days' prior written notice of the proposed acquisition, and within that time period, the FRB has not issued a notice disapproving the proposed acquisition or extending for up to another 30 days the period during which such a disapproval may be issued. An acquisition may be made before the expiration of the disapproval period if the FRB issues written notice of its intent not to disapprove the action. Under a rebuttable presumption established by the FRB, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act would, under the circumstances set forth in the presumption, constitute the acquisition of control.

         In addition, any company would be required to obtain the approval of the FRB under the BHCA before acquiring 25% (5% if the company is a bank holding company) or more of the outstanding shares of WCB or VB, or to otherwise obtain control over the WCB or VB.

                              THE BANK SUBSIDIARIES

GENERAL

         Despite some recent legislative initiatives to reduce regulatory burdens, banking remains a highly regulated industry. Legislation enacted from time to time may increase the cost of doing business, limit or expand permissible activities, or affect the competitive balance between banks and other financial and nonfinancial institutions. Proposals to change the laws and regulations governing the operations and taxation of banks and other financial institutions are frequently made in Congress, in state legislatures, and before various bank regulatory agencies. In addition, there continue to be proposals in Congress to restructure the banking system.

         Some of the significant areas of bank regulation, including significant federal legislation affecting state-chartered banks, are generally discussed below.

REGULATION OF STATE BANKS

         Oregon state banks, such as WCB's bank subsidiaries, are subject to primary regulation and examination by the Oregon Department of Consumer and Business Services ("Oregon Department"). As a Washington State bank, the Bank is subject to primary regulation and examination by the Washington Director. WCB's bank subsidiaries are also subject to supervision, examination, and regulation by certain federal banking agencies, including, in the case of Valley Commercial Bank (which is a Federal Reserve member bank), the FRB. The deposits of each of WCB's bank subsidiaries are insured (to applicable limits) by, and therefore are subject to regulation by, the FDIC.

         Applicable federal and state statutes and regulations governing a bank's operations relate, among other matters, to capital requirements, required reserves against deposits, investments, loans, legal lending limits, certain interest rates payable, mergers and consolidations, borrowings, issuance of securities, payment of dividends (see below), establishment of branches, and dealings with affiliated persons. The FDIC has authority to prohibit banks under their supervision from engaging in what they consider to be an unsafe and unsound practice in conducting their business. Depository institutions, such as the bank subsidiaries, are affected significantly by the actions of the FRB as it attempts to control the money supply and credit availability in order to influence the economy.

         Washington state banking law provides that the amount of funds which a bank may lend to a single borrower is generally limited to 20% of capital and surplus. For this purpose, capital includes (i) the amount of common stock outstanding and unimpaired, (ii) the amount of preferred stock outstanding and unimpaired, and (iii) capital notes or debentures issued pursuant to RCW 30.36. Surplus includes capital surplus, reflecting the amounts paid in excess of the par or stated value of capital stock, or amounts contributed to the bank other than for capital stock, and undivided profits.

DIVIDENDS

         Dividends paid to WCB by its bank subsidiaries are a material source of WCB's cash flow. Likewise, dividends paid to VB by the Bank are a material source of VB's cash flow. Various federal and state statutory provisions limit the amount of dividends the bank subsidiaries are permitted to pay to WCB and VB, respectively, without regulatory approval. FRB policy further limits the circumstances under which bank holding companies may declare dividends. For example, a bank holding company should not continue its existing rate of cash dividends on its common stock unless its net income is sufficient to fully fund each dividend and its prospective rate of earnings retention appears consistent with its capital needs, asset quality, and overall financial condition.

         If, in the opinion of the applicable federal banking agency, a depository institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the institution, could include the payment of dividends), the agency may require, after notice and hearing, that such institution cease and desist from such practice. In addition, the FRB and the FDIC have issued policy statements which provide that insured banks and bank holding companies should generally pay dividends only out of current operating earnings.

         Oregon law imposes the following limitations on the payment of dividends by Oregon state banks: (1) no dividends may be paid that would impair capital; (2) until the surplus fund of a bank is equal to 50% of its paid-in capital, no dividends may be declared unless at least 20% of the bank's net profits for the dividend period have been carried to the surplus account; (3) dividends cannot be greater than net undivided profits then on hand minus losses, certain bad debts, certain charged-off assets or depreciation and accrued expenses, interest, and taxes; and (4) if the surplus fund does not exceed 50% of paid-in capital at the time of a reduction in the surplus due to losses, dividends cannot be declared or paid in excess of 50% of net earnings until the surplus fund is restored to at least the amount from which the surplus was originally reduced.

         Under these restrictions, as of December 31, 1995, WCB's bank subsidiaries could have declared dividends of approximately $10.7 million in the aggregate, without obtaining prior regulatory approval. The payment of dividends by banks may also be affected by other factors, such as capital maintenance requirements.

         Washington statutes prohibit a bank from paying any dividends in an amount greater than the bank's retained earnings, without approval of the Washington Director. The Washington Director has authority to require a bank to suspend payment of all dividends until the bank has complied with any requirements made by the Washington Director.

REGULATION OF MANAGEMENT

         Federal law: (1) sets forth circumstances under which officers or directors of a bank may be removed by the institution's federal supervisory agency; (2) places restraints on lending by a bank to its executive officers, directors, principal shareholders, and their related interests; and (3) prohibits management personnel of a bank from serving as a director or in other management positions of another financial institution whose assets exceed a specified amount or which has an office within a specified geographic area.

CONTROL OF FINANCIAL INSTITUTIONS

         No person may acquire "control" of a bank unless the appropriate federal agency has been given 60 days prior written notice and within that time the agency has not disapproved the acquisition. Substantial monetary penalties may be imposed for violation of the change in control or other provisions of banking laws. Washington banking laws further require that 30 days before the acquisition of control, defined as direct or indirect ownership, control or power to vote 25% or more of the outstanding stock of a bank, the acquiring party must file with the Washington Director an application containing certain specified information. Acquisitions of control in violation of the statute are deemed void.

FIRREA

         The Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") became effective on August 9, 1989. Among other things, this far-reaching legislation (1) phased in significant increases in the FDIC insurance premiums paid by commercial banks; (2) created two deposit insurance pools within the FDIC, one to insure commercial bank and savings bank deposits and the other to insure savings association deposits; (3) for the first time, permitted bank holding companies to acquire healthy savings associations; (4) permitted commercial banks that meet certain housing-related asset requirements to secure advances and other federal services from their local Federal Home Loan Banks; and (5) greatly enhanced the regulators' enforcement powers by removing procedural barriers and sharply increasing the civil and criminal penalties for violating statutes and regulations.

FDICIA

         The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") was enacted into law in late 1991. As required by FDICIA, numerous regulations have been adopted by federal bank regulatory agencies, including the following: (1) federal bank regulatory authorities have established five different capital levels for banks and, as a general matter, enable banks with higher capital levels to engage in a broader range of activities; (2) the FRB has issued regulations requiring standardized disclosures with respect to interest paid on deposits; (3) the FDIC has imposed restrictions on the acceptance of brokered deposits by weaker banks; (4) the FDIC has implemented risk-based deposit insurance premiums; and (5) the FDIC has issued regulations requiring state-chartered banks to comply with certain restrictions with respect to equity investments and activities in which the banks act as a principal.

         FDICIA recapitalized the Bank Insurance Fund ("BIF") and required the FDIC to maintain the BIF and Savings Association Insurance Fund ("SAIF") at 1.25% of insured deposits by increasing deposit insurance premiums as necessary to maintain such ratio. FDICIA also required federal bank regulatory authorities to prescribe, by December 1, 1993, (1) non-capital standards of safety and soundness; (2) operational and managerial standards for banks; (3) asset and earnings standards for banks and bank holding companies addressing such areas as classified assets, capital, and stock price; and (4) standards for compensation of executive officers and directors of banks. However, this provision was modified by recent legislation to allow federal regulatory agencies to implement these standards through either guidelines or regulations.

INTERSTATE BANKING AND BRANCHING

         The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Act") will, over the next two years, permit nationwide interstate banking and branching under certain circumstances. This legislation generally authorizes interstate branching and relaxes federal law restrictions on interstate banking. Individual states have the authority to "opt out" of certain of these provisions. The Interstate Act currently allows states to enact "opting-in" legislation that (i) permits interstate mergers within their own borders before June 1, 1997, and (ii) permits out-of-state banks to establish de novo branches within the state. As of September 29, 1995, bank holding companies may purchase banks in any state, and states may not prohibit such purchases. Additionally, beginning June 1, 1997, banks will be permitted to merge with banks in other states as long as the home state of neither merging bank has opted out. The Interstate Act requires regulators to consult with community organizations before permitting an interstate institution to close a branch in a low-income area.

         Oregon, effective as of February 27, 1995, and Washington, effective June 6, 1996, have each enacted "opting in" legislation generally permitting interstate mergers, subject to certain restrictions. Given that Oregon and Washington have permitted interstate banking for a number of years, this legislation is not expected to have a profound impact on banking in Oregon or Washington or on WCB, VB or the bank subsidiaries' operations in particular. Nevertheless, the impact that the Interstate Act might have on WCB, VB and the bank subsidiaries is impossible to predict with accuracy.

CAPITAL ADEQUACY REQUIREMENTS

         The FRB, the FDIC, and the OCC (collectively, the "Federal Banking Agencies") have established uniform capital requirements for all commercial banks. Bank holding companies are also subject to certain minimum capital requirements. A bank that does not achieve and maintain required capital levels may be subject to supervisory action through the issuance of a capital directive to ensure the maintenance of adequate capital levels. In addition, banks are required to meet certain guidelines concerning the maintenance of an adequate allowance for loan and lease losses.

         The Federal Banking Agencies' "risk-based" capital guidelines establish a systematic, analytical framework that makes regulatory capital requirements more sensitive to differences in risk profiles among banking organizations, takes off-balance sheet exposures into explicit account in assessing capital adequacy, and minimizes disincentives to holding liquid, low-risk assets. The risk-based ratio is determined by allocating assets and specified off-balance sheet commitments into several categories, with high levels of capital being required for the categories perceived as representing greater risk. The risk weights assigned to assets and credit equivalent amounts of off-balance sheet items are based primarily on credit risk. Other types of exposure, such as interest rate, liquidity and funding risks, as well as asset quality problems, are not factored into the risk-based ratio. Such risks, however, will be taken into account in determining a final assessment of an organization's capital adequacy. Under these new regulations, banks were required to achieve a minimum total risk-based capital ratio of 8% and a minimum Tier 1 risk-based capital ratio of 4%.

         The Federal Banking Agencies also have adopted leverage ratio standards that require commercial banks to maintain a minimum ratio of core capital to total assets (the "Leverage Ratio") of 3%. Any institution operating at or near this level is expected to have well-diversified risk, including no undue interest rate risk exposure, excellent asset quality, high liquidity and good earnings, and in general, to be a strong banking organization without any supervisory, financial or operational weaknesses or deficiencies. Any institutions experiencing or anticipating significant growth would be expected to maintain capital ratios, including tangible capital positions, well above the minimum levels (e.g., an additional cushion of at least 100 to 200 basis points, depending upon the particular circumstances and risk profile).

         Regulations adopted by the Federal Banking Agencies as required by FDICIA impose even more stringent capital requirements. The regulators require the OCC and other Federal Banking Agencies to take certain "prompt corrective action" when a bank fails to meet certain capital requirements. The regulations establish and define five capital levels at which an institution is deemed to be "well-capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." In order to be "well-capitalized," an institution must maintain, at least 10% total risk-based capital, 6% Tier 1 risk-based capital, and a 5% Leverage Ratio. Increasingly severe restrictions are imposed on the payment of dividends and management fees, asset growth and other aspects of the operations of institutions that fall below the category of "adequately capitalized" (which requires at least 8% total risk-based capital, 4% Tier 1 risk-based capital, and a 4% Leverage Ratio). Undercapitalized institutions are required to develop and implement capital plans acceptable to the appropriate federal regulatory agency. Such plans must require that any company that controls the undercapitalized institution must provide certain guarantees that the institution will comply with the plan until it is adequately capitalized. As of December 31, 1995, the bank subsidiaries were not subject to any regulatory order, agreement, or directive to meet and maintain a specific capital level for any capital measure.


         The Oregon Department has authority under Oregon law to require shareholders of an Oregon state bank to contribute additional capital to the bank if its capital becomes impaired. The capital of a bank is deemed to be impaired under Oregon law if the value of the bank's assets is insufficient to pay its liabilities (excluding any liability on outstanding capital debentures) plus the amount of its paid-in capital. Given the strong capital position of each of WCB's subsidiary banks, this provision presently is not applicable.


         The minimum ratio of total capital to risk-adjusted assets (including certain off-balance sheet items, such as stand-by letters of credit) required by the FRB for bank holding companies is 8%. At least one-half of the total capital must be Tier 1 capital; the remainder may consist of Tier 2 capital. Bank holding companies are also subject to minimum Leverage Ratio guidelines. These guidelines provide for a minimum Leverage Ratio of 3% for bank holding companies meeting certain specified criteria, including achievement of the highest supervisory rating. All other bank holding companies are required to maintain a Leverage Ratio which is at least 100 to 200 basis points higher (4% to 5%). These guidelines provide that banking organizations experiencing internal growth or making acquisitions are expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets.

         In August of 1995, the Federal Banking Agencies adopted a final rule implementing the portion of Section 305 of FDICIA that requires the banking agencies to revise their risk-based capital standards to ensure that those standards take adequate account of interest rate risk. Effective September 1, 1995, when evaluating the capital adequacy of a bank, the Federal Banking Agencies' examiners will consider exposure to declines in the economic value of the bank's capital due to changes in interest rates. A bank may be required to hold additional capital for interest rate risk if it has a significant exposure or a weak interest rate risk management process. Concurrent with the publication of this final rule, the Federal Banking Agencies proposed for comment a joint policy statement describing the process the Federal Banking Agencies will use to measure and assess a bank's interest rate risk. As indicated by both the final rule and the joint policy statement, the Federal Banking Agencies intend, through a future proposed rule, to incorporate explicit minimum requirements for interest rate risk into their risk-based capital standards. Although the Federal Banking Agencies have indicated that they anticipate any proposed capital requirement would be based on the measurement framework described in the joint policy statement, neither the likelihood that the Federal Banking Agencies will in fact propose such a rule, the actual requirements or standards established by any such rule nor the impact the Federal Banking Agency activities discussed above may have on the bank subsidiaries can be predicted with accuracy at this time.

FDIC INSURANCE

         Generally, customer deposit accounts in banks are insured by the FDIC for up to a maximum amount of $100,000. The FDIC has adopted a risk-based insurance assessment system. Under this system, depository institutions, such as the bank subsidiaries, with BIF-insured deposits, are required to pay an assessment to the BIF ranging from $.0 to $.27 per $100 of deposits based on the institution's risk classification. This assessment range is significantly higher for depository institutions with SAIF-insured deposits. Banks at the zero assessment rate will pay the statutory minimum of $2,000 for deposit insurance.

         The risk classification is based on an assignment of the institution by the FDIC to one of three capital groups and to one of three supervisory subgroups. The capital groups are "well capitalized," "adequately capitalized," and "undercapitalized." The three supervisory subgroups are Group "A" (for financially sound institutions with only a few minor weaknesses), Group "B" (for those institutions with weaknesses which, if uncorrected, could cause substantial deterioration of the institution and increase risk to the deposit insurance fund), and Group "C" (for those institutions with a substantial probability of loss to the fund absent effective corrective action). All the bank subsidiaries are currently deemed well capitalized and all in Group "A", qualifying for the lowest assessment classification, presently set at zero.


COMMUNITY REINVESTMENT ACT ("CRA")

         The Federal Banking Agencies have each adopted regulations and examination procedures to ensure that a bank is helping to meet the credit needs of all segments of its communities, including low-and-moderate-income neighborhoods.

         At its most recent CRA examination, The Commercial Bank received a rating of "satisfactory;" The Bank of Newport received a rating of "outstanding;" Valley Commercial Bank received a rating of "marginally satisfactory" and the Bank received a rating of "satisfactory."


                   COMPARISON OF CERTAIN RIGHTS OF HOLDERS OF
                             VB AND WCB COMMON STOCK

         The Oregon Business Corporations Act ("OBCA"), as amended, and WCB's Articles of Incorporation and Bylaws, both as amended, govern the rights of WCB shareholders and will govern the rights of VB shareholders who become shareholders of WCB through the Merger. The rights of VB shareholders are currently governed by the Washington Business Corporations Act ("WBCA"), as amended, and by VB's Articles of Incorporation and Bylaws. The following is a brief summary of certain differences between the rights of VB shareholders and WCB shareholders' rights. This summary does not purport to be complete and is qualified by the documents and statutes referenced and by other applicable law.

GENERAL

         Under its Articles of Incorporation, WCB's authorized capital stock consists of 15,000,000 common stock shares, no par value, and 10,000,000 preferred stock shares, no par value.

         VB's authorized capital stock consists of 10,000,000 common stock shares with a $1 per share par value and 1,000,000 preferred stock shares with a $1 per share par value.

         The following is a more detailed description of WCB's and VB's capital stock.

PREFERRED STOCK


         As of May 28, 1996, neither WCB nor VB had any shares of preferred stock issued. The WCB Board is authorized, without further shareholder action, to issue preferred stock shares with such designations, preferences and rights as the WCB Board may determine. Likewise, the VB Board is authorized, without further shareholder action, to issue preferred stock shares with such designations, preferences and rights as the VB Board may determine.


COMMON STOCK


         As of May 28, 1996, there were 4,813,839 shares of WCB Common Stock issued and outstanding, in addition to options for the purchase of 494,619 shares of WCB Common Stock under WCB's employee and director stock option plans.

         As of May 28, 1996, there were 141,461 shares of VB Common Stock issued and outstanding, in addition to options for the purchase of 31,523 shares of VB Common Stock under VB's employee and director stock option plans.


DIVIDEND RIGHTS

         Dividends may be paid on WCB Common Stock as and when declared by the WCB Board out of funds legally available for the payment of dividends. The WCB Board may issue preferred stock that is entitled to such dividend rights as the WCB Board may determine, including priority over the common stock in the payment of dividends. The ability of WCB to pay dividends basically depends on the amount of dividends paid to it by its subsidiaries. Accordingly, the dividend restrictions imposed on the subsidiaries by statute or regulation effectively may limit the amount of dividends WCB can pay (See "SUPERVISION AND REGULATION
- -- The Bank Subsidiaries; Dividend Restrictions"). Under the OBCA, the WCB Board is barred from making any dividend payment if, after giving effect to such payment, WCB is either unable to pay its debts as they become due in the usual course of business or WCB's total assets would be less than the sum of its total liabilities, as more fully provided in ORS 60.181.

         Dividends may be paid on VB Common Stock as and when declared by the VB Board out of funds legally available for the payment of dividends. The VB Board may issue preferred stock that is entitled to such dividend rights as the VB Board may determine, including priority over the common stock in the payment of dividends. The ability of VB to pay dividends basically depends on the amount of dividends paid to it by its subsidiary. Accordingly, the dividend restrictions imposed on its subsidiary by statute or regulation effectively may limit the amount of dividends VB can pay (See "SUPERVISION AND REGULATION -- The Bank Subsidiaries; Dividend Restrictions"). Under the WBCA, the VB Board is barred from making any dividend payment if, after giving effect to such payment, VB is either unable to pay its debts as they become due in the usual course of business or WCB's total assets would be less than the sum of its total liabilities, as more fully provided in RCW 23B.06.400.

VOTING RIGHTS

         All voting rights are currently vested in the holders of WCB Common Stock and VB Common Stock, respectively, each share being entitled to one vote.


         Both the WCB and VB Articles provide that shareholders do not have cumulative voting rights in the election of directors. The WCB Board and the VB Board are each authorized to determine the voting rights of any preferred stock that may be issued.

PREEMPTIVE RIGHTS

         Neither the holders of WCB Common Stock nor the holders of VB Common Stock have preemptive rights to subscribe to any additional securities that may be issued.

LIQUIDATION RIGHTS

         If WCB is liquidated, the holders of WCB Common Stock are entitled to share, on a pro rata basis, WCB's remaining assets after provision for liabilities. The WCB Board is authorized to determine the liquidation rights of any preferred stock that may be issued, including priority over the liquidation rights of holders of WCB Common Stock.

         Similarly, VB Common Stock holders are entitled to share, pro rata, VB's remaining assets after provision for liabilities, if VB is liquidated. The VB Board is authorized to determine the liquidation rights of any preferred stock that may be issued, including priority over the liquidation rights of holders of VB Common Stock.

ASSESSMENTS

         All outstanding shares of VB Common Stock and of WCB Common Stock are fully paid and nonassessable.

BOARD OF DIRECTORS


         WCB's Articles of Incorporation provide for division of its Board into three classes, as nearly equal in number as possible. Each director serves for a three-year term, and the classes are staggered so that one class is elected each year. The WCB Board must consist of at least eight (8), but no more than twenty
(20) directors; the WCB Board sets the exact number by resolution. Currently, the WCB Board has thirteen (12) directors. A WCB director may not be removed without cause before his or her term expires, unless two-thirds of the shareholders entitled to vote on the matter, vote in favor of removal.


         VB's Bylaws provide that each member of its Board serves for a one-year term (or until the next annual shareholders' meeting and until the director's successor is elected and qualified). The VB Board must consist of at least five
(5), but no more than fifteen (15) directors; the VB Board sets the exact number by resolution. Currently, the VB Board has seven (7) directors. VB's shareholders, by an affirmative majority vote, may remove any director from office, with or without cause, before his or her term expires.


         A staggered board as provided in WCB's Articles of Incorporation is considered a potential "anti-takeover" provision. The effect of a staggered board may lengthen the time required for a person to acquire control of WCB through the election of a majority of the WCB Board, or otherwise, and may deter any potential unfriendly offers or other efforts to obtain control of WCB. This could also make removal of incumbent directors more difficult, even in circumstances where such action was favored by a majority of WCB's shareholders.


INDEMNIFICATION AND LIMITATION OF LIABILITY

         WCB's Articles of Incorporation provide for indemnification, to the fullest extent permissible under the OBCA, of its directors against all expense, liability, and loss (including attorneys' fees) incurred by him or her by reason of or arising from the fact that he or she is or was a director of WCB or is or was serving at WCB's request as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, and these indemnification rights continue as to a person who has ceased to be a director, officer, partner, trustee, employee, or agent and inure to the benefit of his or her heirs, executors, and administrators. WCB's Articles of Incorporation authorize WCB, through its Bylaws, and the WCB Board to provide indemnification to WCB's officers, employees, and agents, to the extent permitted by law. WCB's Bylaws provide that WCB will indemnify its directors and officers to the full extent permitted by the OBCA. However, WCB will not provide indemnification when
(a) a director or officer commits intentional misconduct or knowingly violates the law; (b) a director or officer is adjudged liable to WCB in a proceeding by or in the right of WCB; or (c) a director or officer is adjudged liable in any proceeding charging improper personal benefit on the basis that the director or officer improperly received a personal benefit. Indemnification rights and procedures, including entitlements to advanced expenses, are set forth in more detail in WCB's Bylaws.

         VB's Articles of Incorporation provide that a director is not personally liable to VB or VB's shareholders for monetary damages for conduct as a director, except for (a) intentional misconduct or knowing violations of law;
(b) conduct violating RCW 23B.08.310 (unlawful distributions); or (c) transactions from which the director will personally receive a benefit in money, property or services to which the director is not legally entitled. VB's Articles of Incorporation provide for indemnification of directors and officers under certain circumstances. The VB Board may authorize indemnification of VB's other employees and agents in accordance with VB's Articles of Incorporation. Indemnification rights and procedures, including entitlements to advanced expenses, are set forth in more detail in VB's Articles of Incorporation.

AMENDMENT OF ARTICLES OF INCORPORATION AND BYLAWS

         Under Oregon law, WCB's shareholders may amend WCB's Articles of Incorporation by an affirmative majority vote of the shares entitled to vote on the matter. The WCB Board may make the amendments listed in ORS 60.434 to the Articles of Incorporation without shareholder approval. Either the shareholders or, subject to certain restrictions, the WCB Board may amend WCB's Bylaws.


         Unless a company's articles of incorporation provide otherwise, the WBCA requires approval of two-thirds of the shareholders entitled to vote on the matter in order to amend a company's articles. VB's Articles of Incorporation allow VB's shareholders to amend VB's Articles by an affirmative majority vote of the shares entitled to vote on the matter. The VB Board may make the amendments listed in RCW 23B.10.020 to the Articles of Incorporation without shareholder approval. Either the shareholders or the VB Board may amend VB's Bylaws.


REPURCHASE OF SHARES


         Under both Oregon and Washington laws, a corporation may acquire shares of its own stock. Therefore, both WCB and VB may, under applicable state law, repurchase shares of their own capital stock.


DISSENTERS' RIGHTS

         Under the WBCA, a shareholder is entitled to dissent from, and, upon perfection of the shareholder's appraisal right, to obtain the fair value of his or her shares in the event of certain corporate actions, including certain mergers, share exchanges, sales of substantially all assets of the corporation, and certain amendments to the corporation's articles of incorporation that materially and adversely affect shareholder rights. VB's shareholders are therefore entitled to exercise dissenters' rights in connection with the proposed Merger.


         Similar dissenters' rights are generally provided to shareholders under the OBCA. However, under the OBCA, dissenters' rights are not available to shareholders of any class or series if the shares of that class or series were registered on a national securities exchange or quoted on The Nasdaq Stock Market as a National Market System issue on the record date for the shareholders' meeting at which the corporate action ordinarily entitling the shareholders to dissenters' rights was taken or on the date a copy or summary of the plan of merger is mailed to shareholders under ORS 60.491. The WCB Common Stock is quoted on the Nasdaq Stock Market as a National Market issue. Consequently, WCB's shareholders are not entitled to dissenters' rights.


SALES OF ASSETS, MERGERS AND DISSOLUTIONS - VOTING

         Under the WBCA, unless the articles of incorporation provide for a lesser vote (but not less than a majority), approval by at least two-thirds of the outstanding shares entitled to vote or two-thirds of each voting group is required for mergers, assets sales, and dissolutions. Separate voting by voting groups is required (i) on a plan of share exchange and (ii) on a plan of merger if it contains provisions that would require separate voting if contained in an amendment to articles of incorporation. VB's Articles of Incorporation reduce the VB shareholder vote otherwise required under the WBCA for mergers, asset sales, and dissolutions to a simple majority of all votes entitled to be cast by each voting group. The OBCA requires approval by the holders of a majority of the shareholders entitled to vote on the matter for assets sales, mergers and dissolutions. Both the OBCA and the WBCA contain provisions setting forth certain circumstances under which no vote by the shareholders of a corporation surviving a merger is required.

POTENTIAL "ANTI-TAKEOVER" PROVISIONS

         WCB's Articles of Incorporation and Oregon and Washington statutes contain certain provisions which may limit or prevent certain acquisitions. These provisions are briefly summarized below.

         1.       WCB's Articles of Incorporation.

         WCB's Articles of Incorporation include certain provisions that could make more difficult the acquisition of WCB by means of a tender offer, a proxy contest, merger or otherwise. These provisions include (1) restrictions on removal of directors which could limit changes in the composition of the WCB Board (See "Board of Directors," above); (2) certain nonmonetary factors that the WCB Board may consider when evaluating a takeover offer (discussed in more detail below); and (3) a requirement that at least two-thirds of the shareholders approve a Change in Control of WCB or a sale of substantially all of WCB's assets, unless the transaction is approved by 75% of the WCB Board.

         In addition, the authorization of preferred stock, which is intended primarily as a financing tool and not as a defense against takeovers, may potentially be used by management to make more difficult uninvited attempts to acquire control of WCB (e.g., by diluting the ownership interest of a substantial shareholder, increasing the amount of consideration necessary for a shareholder to obtain control, or selling authorized but unissued shares to friendly third parties).

         WCB's Articles of Incorporation allow the WCB Board to consider nonmonetary factors in evaluating another party's offer to (a) make a tender or exchange for any equity security of WCB, (b) merge or consolidate WCB with another corporation or association, or (c) purchase or otherwise acquire all or substantially all of WCB's assets. Specifically, the Articles allow the WCB Board, in determining what is in the best interests of WCB and its shareholders, to consider all relevant factors, including the effects on its employees, customers, suppliers, and other constituents of WCB and its subsidiaries and on the communities in which WCB and its subsidiaries are located.

         The staggered terms for WCB's directors, provisions in WCB's Articles of Incorporation permitting the removal of directors only for cause except by a super-majority shareholder vote, requirement of a super-majority vote of shareholders to approve change-in-control transactions unless such transactions receive a super-majority approval of the WCB Board, permitting the consideration of nonmonetary factors in evaluating takeover proposals, the availability of WCB's preferred stock for issuance without shareholder approval, and the WCB Board's ability to expand the Board size and fill resulting vacancies, may have the effect of lengthening the time required for a person to acquire control of WCB through a tender offer, proxy contest, the election of a majority of the WCB Board, or otherwise, and may deter any potential unfriendly offers or other efforts to obtain control of WCB. This could deprive WCB's shareholders of opportunities to realize a premium for their WCB Common Stock and could make removal of incumbent directors more difficult, even in circumstances where such action was favored by a majority of WCB's shareholders.

         2.       Oregon Law.

         Oregon's significant anti-takeover provisions are generally described below.

         ORS 60.357(5), a statutory provision similar to the provision described above in WCB's Articles of Incorporation, allows directors to consider nonmonetary factors when evaluating a takeover offer.

         ORS 60.157 allows a corporation's board of directors to impose certain restrictions or conditions on rights, options or warrants issued by the corporation for the purchase of shares, without violating the general rule (see ORS 60.131) that all shares within the same class must have identical preferences, limitations, and relative rights. With respect to any person (or such person's transferee) owning or offering to acquire a specified number or percentage of the outstanding stock or other securities of the corporation, this statute allows the board to (a) preclude or limit such person's exercise, transfer, or receipt of rights, options or warrants and (b) invalidate or void the rights, options or warrants held by such person. This permits the adoption of a Shareholder Rights Plan or a so called "Poison Pill."

         The Oregon Control Share Act (ORS 60.801, et.seq.) ("OCSA") operates to deny voting rights to potential acquirors of a corporation who trigger the OCSA by purchasing enough shares to cross certain thresholds designated in the statute. Under the OCSA, the shares of an "acquiring person" obtained in a "control share acquisition" are denied voting rights unless (a) the target's board or shareholders approve the acquisition in advance; (b) a majority of the disinterested shareholders approve restoration of the acquiring person's voting rights; (c) the acquiring person sells the shares to an unaffiliated person; or
(d) the corporation, in its Articles of Incorporation or Bylaws, "opts out" of the control share provisions. At this time, WCB has not opted-out of the OCSA. Transactions in which the corporation acquires its own shares and mergers involving an agreement and plan of merger to which the corporation is a party are excluded from the definition of "control share acquisition."

         ORS 60.835 prohibits business combinations with interested shareholders for a period of three years following the date the shareholder becomes interested, unless an exception applies. A shareholder becomes interested when the shareholder acquires 15% or more of the outstanding voting stock of the corporation. Business combinations with an interested shareholder are not prohibited if (a) the board of directors approves in advance either the business combination or the transaction in which the shareholder becomes an interested shareholder; (b) the shareholder acquires 85% or more of the outstanding voting stock in the same transaction in which the shareholder becomes interested; or
(c) the board of directors
approves the business combination and at least two-thirds of the outstanding voting stock (excluding the interested shares) approve the transaction (by affirmative vote and not by written consent). ORS 60.835 does not apply if a shareholder inadvertently becomes interested and divests as soon as practicable.

         3.       Washington Law.

         Washington's significant anti-takeover provisions are generally described below.

         RCW 23B.17.020 provides that all shareholders of Washington business corporations, like VB, are entitled to receive equal consideration for their shares in certain business combinations. This statute generally provides that an interested person exercising control cannot exercise such control in connection with certain corporate transactions unless the transaction is approved by the affirmative vote of the holders of two-thirds of the shares entitled to vote. Shares owned by interested persons are not entitled to vote in connection with such business combinations, but are counted for the proposes of quorum requirements. An "interested shareholder" is a person, including affiliates of such person, who beneficially owns 20% or more of the outstanding shares of a corporation. The two-thirds vote requirement is not applicable if (i) a majority of the company's board of directors approves the transaction, (ii) a majority of the company's board of directors determines that the fair market value of the consideration to be received by noninterested shareholders is not less than the highest price paid by any interested shareholder within two years before the transaction, or (iii) a company's initial or amended Articles specifically exclude the provision's applicability.

         RCW 23B.17.020 is designed to discourage the two-step, front-end loaded tender offer. Typically, that occurs when a person makes a cash tender offer to a premium above the current market price for a majority of the company's voting stock, and then follows that purchase with a later business combination, such as a merger, that "freezes out" the remaining minority shareholders at a lower price than that paid in the cash tender offer.

         Washington law also requires prior approval by a majority of the board of directors of the target company in certain acquisition transactions. RCW 23B.19.040 prohibits corporations that have a class of voting stock registered with the SEC pursuant to Section 12 of the Securities Exchange Act of 1934 from engaging in any Significant Business Transactions (including, mergers or consolidations; certain sales, leases, exchanges, mortgages, pledges, transfers, or other dispositions or encumbrances of assets; termination of 5% or more of the corporation's employees; issuances or redemptions of stock; sales of assets, liquidation, or dissolution of the corporation; reclassifications of the corporation's securities; and allowing the acquiring person or an affiliate or associate to receive any disproportionate benefit as a shareholder) for a period of five years after a person or group acquires 10% or more of the corporation's outstanding voting stock, unless the acquisition is approved in advance by majority vote of the board of directors. The statute will not apply to a person who "inadvertently" acquires 10% of the shares, if such person divests itself as soon as practicable of sufficient shares to fall below the 10% threshold. Any acquisition that violates this statute is deemed to be void and the proposed acquiror's certificate of authority to transact business in Washington is revoked. As the Common Stock is not currently registered under Section 12 of the Securities Act, these state law provisions do not apply.

                              CERTAIN LEGAL MATTERS

         The validity of the WCB Common Stock to be issued in the Merger will be passed upon for WCB by its counsel, Graham & Dunn, a professional corporation, Seattle/Tacoma, Washington. Graham & Dunn, P.C. also will give an opinion concerning certain tax matters related to the Merger.

                                     EXPERTS

         The consolidated financial statements of WCB as of December 31, 1995, 1994 and 1993, and for each of the three years in the period ended December 31, 1995, incorporated by reference into this Prospectus/Proxy Statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included therein in reliance upon the authority of such firm as experts in giving said reports.

         The financial statements of VB included in this Prospectus/Proxy Statement and in the Registration Statement have been audited by Moss Adams LLP, independent certified public accountants, to the extent and for the periods set forth in their report appearing elsewhere herein, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

                                  OTHER MATTERS

         The VB Board is not aware of any business to come before the Meeting other than those matters described above in this Prospectus/Proxy Statement. However, if any other matters should properly come before the Meeting, it is intended that proxies in the accompanying form will be voted in respect thereof in accordance with the judgment of the persons voting the proxies.

                                VANCOUVER BANCORP

                          INDEPENDENT AUDITOR'S REPORT

                                       AND

                        CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1995 AND 1994

                                    CONTENTS

                                                                   PAGE
                                                                   ----

INDEPENDENT AUDITOR'S REPORT                                         1

CONSOLIDATED FINANCIAL STATEMENTS

    Balance sheet                                                    2
    Income statement                                               3 - 4
    Statement of changes in stockholders' equity                   5 - 6
    Statement of cash flows                                          7
    Notes to consolidated financial statements                    8 - 26

[MOSS-ADAMS LLP LETTERHEAD]


                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Vancouver Bancorp

We have audited the accompanying consolidated balance sheets of Vancouver Bancorp as of December 31, 1995 and 1994, and the related consolidated statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of Vancouver Bancorp's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vancouver Bancorp as of December 31, 1995 and 1994, and the results of their operations and their cash flows for the years ended in conformity with generally accepted accounting principles.


As disclosed in Note 1 to the consolidated financial statements, Vancouver Bancorp changed its method of accounting for certain investment securities during 1994.


/s/ Moss Adams LLP
- ------------------
Moss Adams LLP

Portland, Oregon
January 17, 1996

                                VANCOUVER BANCORP

                           CONSOLIDATED BALANCE SHEETS

                                                                  MARCH 31,             DECEMBER 31,
                                                                ------------    ----------------------------
                                                                     1996            1995            1994
                                                                ------------    ------------    ------------
                                                                 (Unaudited)
                           ASSETS

  Cash and noninterest-bearing deposits due from depository
      institutions                                              $  2,745,972    $  3,368,876    $  2,518,381
  Interest-bearing deposits due from depository institutions       4,924,025         109,233       5,907,974
  Investment securities:
      Available-for-sale investment securities                     4,485,071       4,725,929       3,295,958
      Held-to-maturity investment securities                       7,609,672       7,783,038       8,857,650
      Federal Home Loan Bank stock                                   487,000         478,300         191,100
                                                                ------------    ------------    ------------
                                                                  12,581,743      12,987,267      12,344,708

  Loans                                                           65,531,518      61,410,516      42,127,027
  Allowance for loan losses                                         (913,347)       (848,207)       (551,097)
  Unearned loan fees                                                (468,564)       (434,407)       (344,543)
                                                                ------------    ------------    ------------
                                                                  64,149,607      60,127,902      41,231,387

  Property and equipment, net of depreciation                        877,627         921,782         841,824
  Accrued interest receivable                                        495,165         468,962         343,897
  Other assets                                                       922,581         943,424         789,609
                                                                ------------    ------------    ------------

                                                                $ 86,696,720    $ 78,927,446    $ 63,977,780
                                                                ============    ============    ============

              LIABILITIES AND STOCKHOLDERS' EQUITY

  DEPOSITS
      Demand deposits                                           $ 11,303,174    $ 11,083,838    $ 10,777,681
      NOW and money market accounts                                8,720,293       8,779,317       7,433,193
      Savings and time certificate accounts                       50,990,905      46,118,578      34,889,824
      Time certificate accounts of $100,000 and more               6,091,598       4,691,376       4,454,138
                                                                ------------    ------------    ------------
                                                                  77,105,970      70,673,109      57,554,836
  Accrued interest payable and other liabilities                     449,794         521,781         270,807
  Liabilities for securities sold under repurchase agreements        666,125         600,000            --
  Note payable                                                     2,350,000       1,350,000       1,500,000
                                                                ------------    ------------    ------------
                                                                  80,571,889      73,144,890      59,325,643
                                                                ------------    ------------    ------------

  COMMITMENTS AND CONTINGENCIES

  STOCKHOLDERS' EQUITY
      Preferred stock, $1 par value, 1,000,000 shares
          authorized, no shares issued and outstanding                  --              --              --
      Common stock, $1 par value, 10,000,000 shares
          authorized, 141,461 (140,205 in 1995 and 137,047
          in 1994) issued and outstanding                            141,461         140,205         137,047
      Surplus                                                      4,489,853       4,408,064       4,301,748
      Undivided profits                                            1,480,736       1,180,061         289,505
      Net unrealized gain (loss) on available-for-sale
          securities                                                  12,781          54,226         (76,163)
                                                                ------------    ------------    ------------

                                                                   6,124,831       5,782,556       4,652,137
                                                                ------------    ------------    ------------

                                                                $ 86,696,720    $ 78,927,446    $ 63,977,780
                                                                ============    ============    ============

                     The accompanying notes are an integral
                part of these consolidated financial statements.

                                VANCOUVER BANCORP

                         CONSOLIDATED INCOME STATEMENTS

                                                                 THREE MONTHS ENDED           YEARS ENDED
                                                                      MARCH 31,               DECEMBER 31,
                                                              -----------------------   -----------------------
                                                                 1996         1995         1995         1994
                                                              ----------   ----------   ----------   ----------
                                                              (Unaudited)  (Unaudited)
  INTEREST INCOME
      Interest and fees on loans                              $1,690,288   $1,203,787   $5,783,254   $3,651,769
      Interest on investment securities:
          Taxable investments                                    179,624      169,515      647,128      497,244
          Nontaxable investments                                  40,742       32,671      149,697      106,890
      Interest on deposits due from depository institutions       21,495       37,708       85,348      175,142
                                                              ----------   ----------   ----------   ----------

                                                               1,932,149    1,443,681    6,665,427    4,431,045

  INTEREST EXPENSE
      Interest on NOW, money market, and savings accounts        524,824      485,188    1,991,177    1,226,900
      Interest on time deposits                                  316,896      166,267      971,136      497,638
      Interest on borrowings                                      45,888       39,520      163,340        5,600
                                                              ----------   ----------   ----------   ----------
                                                                 887,608      690,975    3,125,653    1,730,138
                                                              ----------   ----------   ----------   ----------
                    Net interest income before provision
                        for loan losses                        1,044,541      752,706    3,539,774    2,700,907

  PROVISION FOR LOAN LOSSES                                       69,787       60,000      273,000      230,000
                                                              ----------   ----------   ----------   ----------
                    Net interest income after provision
                        for loan losses                          974,754      692,706    3,266,774    2,470,907
                                                              ----------   ----------   ----------   ----------

  NONINTEREST INCOME
      Service fees                                                43,334       34,838      152,252      149,897
      Other fee and noninterest income                            46,790       30,943      100,674       48,816
                                                              ----------   ----------   ----------   ----------
                                                                  90,124       65,781      252,926      198,713
                                                              ----------   ----------   ----------   ----------

  NONINTEREST EXPENSES
      Salaries and employee benefits                             281,678      235,237    1,037,302      799,366
      Furniture and fixture expenses                              53,329       42,397      189,307      151,182
      Insurance and assessments                                   39,184       61,961       92,583      136,306
      Professional fees                                           67,294       26,186      104,563       88,100
      Occupancy                                                   58,992       27,705      235,283       83,779
      Data processing                                             23,187       20,857       86,233       81,012
      Advertising and promotional                                 15,757        6,659       46,321       49,111
      Supplies                                                    16,671       15,366       73,718       48,760
      Other                                                       73,475       62,099      371,633      274,420
                                                              ----------   ----------   ----------   ----------
                                                                 629,567      498,467    2,236,943    1,712,036
                                                              ----------   ----------   ----------   ----------

                     The accompanying notes are an integral
                part of these consolidated financial statements.

                                                  THREE MONTHS ENDED              YEARS ENDED
                                                       MARCH 31,                  DECEMBER 31,
                                                ----------------------      ------------------------
                                                  1996          1995           1995           1994
                                                --------      --------      ----------      --------
                                               (Unaudited)   (Unaudited)
  INCOME BEFORE PROVISION FOR INCOME TAXES      $435,311      $260,020      $1,282,757      $957,584

  PROVISION FOR INCOME TAXES                     134,636        90,000         392,201       293,700
                                                --------      --------      ----------      --------

  NET INCOME                                    $300,675      $170,020      $  890,556      $663,884
                                                ========      ========      ==========      ========

EARNINGS PER COMMON AND COMMON EQUIVALENT
    SHARE                                       $   2.03      $   1.20      $     6.10      $   4.71
                                                ========      ========      ==========      ========

                                VANCOUVER BANCORP

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994

                                                 PREFERRED STOCK           COMMON STOCK
                                                -----------------      --------------------
                                                SHARES     AMOUNT      SHARES        AMOUNT
                                                ------     ------      ------        ------

  BALANCE, December 31, 1993                      --         $--       136,082      $136,082

  NET UNREALIZED GAIN ON AVAILABLE-
       FOR-SALE SECURITIES UPON
       ADOPTION OF FAS -- 114                     --          --          --            --

  PURCHASES OF COMMON STOCK                       --          --           965           965

  NET INCOME                                      --          --          --            --

  ADJUSTMENT RELATING TO
       REORGANIZATION                             --          --          --            --

  NET UNREALIZED LOSS ON AVAILABLE-
       FOR-SALE SECURITIES                        --          --          --            --
                                                 ---         ---       -------      --------
  BALANCE, December 31, 1994 (Audited)            --          --       137,047       137,047

  PURCHASE OF COMMON STOCK
       Exercise of options                        --          --         1,877         1,877
       Purchase of shares by the employee
           stock ownership plan                   --          --         1,281         1,281

  NET INCOME                                      --          --          --            --

  CHANGE IN NET UNREALIZED GAIN
       (LOSS) ON AVAILABLE-FOR-SALE
       SECURITIES                                 --          --          --            --
                                                 ---         ---       -------      --------
  BALANCE, December 31, 1995 (Audited)            --          --       140,205       140,205

  PURCHASE OF COMMON STOCK
       Purchase of shares by the employee
           stock ownership plan                   --          --         1,256         1,256

  NET INCOME                                      --          --          --            --

  CHANGE IN NET UNREALIZED GAIN
       (LOSS) ON AVAILABLE-FOR-SALE
       SECURITIES                                 --          --          --            --
                                                 ---         ---       -------      --------

  BALANCE, March 31, 1996 (Unaudited)             --         $--       141,461      $141,461
                                                 ===         ===       =======      ========

                     The accompanying notes are an integral
                part of these consolidated financial statements.

                                   NET UNREALIZED GAIN         TOTAL
                    UNDIVIDED     (LOSS) ON AVAILABLE-      STOCKHOLDERS'
    SURPLUS          PROFITS       FOR-SALE SECURITIES         EQUITY
    -------         ---------     --------------------      -------------
  $ 2,907,917      $   986,546         $    --               $ 4,030,545

         --               --              20,328                  20,328


       32,906             --                --                    33,871

         --            663,884              --                   663,884


    1,360,925       (1,360,925)             --                      --


         --               --             (96,491)                (96,491)
  -----------      -----------         ---------             -----------
    4,301,748          289,505           (76,163)              4,652,137

       55,384             --                --                    57,261

       50,932             --                --                    52,213

         --            890,556              --                   890,556




         --               --             130,389                 130,389
  -----------      -----------         ---------             -----------
    4,408,064        1,180,061            54,226               5,782,556



       81,789             --                --                    83,045

         --            300,675              --                   300,675



         --               --             (41,445)                (41,445)
  -----------      -----------         ---------             -----------

  $ 4,489,853      $ 1,480,736         $  12,781             $ 6,124,831
  ===========      ===========         =========             ===========

                                VANCOUVER BANCORP

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                    THREE MONTHS ENDED             FOR THE YEARS ENDED
                                                                         MARCH 31,                     DECEMBER 31,
                                                                --------------------------    ----------------------------
                                                                    1996           1995            1995            1994
                                                                -----------    -----------    ------------    ------------
                                                                (Unaudited)    (Unaudited)
  CASH FLOWS RELATED TO OPERATING ACTIVITIES
      Net income                                                $   300,675    $   170,020    $    890,556    $    663,884
      Adjustments to reconcile net income to net cash
            provided by operating activities:
          Depreciation and amortization                              36,906         26,414         173,200         177,412
          Provision for loan losses                                  69,787         60,000         273,000         230,000
          Gain on sale of fixed assets                                 --             --              (775)         (8,773)
          Realized gain on sale of available-for-sale
            securities                                                 --             --            (1,959)           --
          Deferred taxes                                             19,522           --           (18,250)          9,030
          Federal Home Loan Bank stock dividend                      (8,700)        (3,000)        (19,700)        (16,100)
      Increase (decrease) in cash due to changes in
            certain assets and liabilities:
          Accrued interest receivable                               (26,203)       (45,304)       (125,063)       (134,032)
          Other assets                                                1,321          6,023        (231,202)       (282,110)
          Accrued interest payable and other liabilities             15,488         49,664         270,029          83,356
                                                                -----------    -----------    ------------    ------------
                    Net cash provided by operating
                      activities                                    408,796        263,817       1,209,836         722,667
                                                                -----------    -----------    ------------    ------------

  CASH FLOWS RELATED TO INVESTING ACTIVITIES
      Net change in loans made to customers                      (4,091,492)    (6,802,953)    (19,169,515)    (10,032,854)
      Net change in interest bearing deposits                    (4,814,792)     5,906,519       5,798,741         146,266
      Purchase of property and equipment                              7,249        (84,347)       (465,714)       (331,363)
      Proceeds from disposition of property and equipment              --             --           164,822          17,788
      Purchases of available-for-sale securities                   (600,000)          --          (705,125)     (1,728,558)
      Proceeds from maturity and principal reduction of
          available-for-sale securities                                --           61,374         466,856         613,189
      Proceeds from sale of available-for-sale securities           778,063           --           562,482            --
      Purchases of held-to-maturity investments                        --         (450,950)     (1,202,183)     (4,453,516)
      Proceeds from maturity and principal reduction of
          held-to-maturity investments                              173,366           --           512,548       1,385,238
                                                                -----------    -----------    ------------    ------------
                    Net cash used in investing activities        (8,547,606)    (1,370,357)    (14,037,088)    (14,383,810)
                                                                -----------    -----------    ------------    ------------

  CASHFLOWS RELATED TO FINANCING ACTIVITIES
      Net change in demand deposits, NOW, and money
          market accounts                                         6,432,861       (233,117)      1,652,281       2,474,350
      Net change in savings and time certificates                      --             --        11,465,992      10,087,854
      Exercise of stock options and sale of common stock             83,045         53,494         109,474          33,871
      Proceeds from note payable                                  1,000,000           --              --         1,500,000
      Repayments of note payable                                       --             --          (150,000)           --
      Sale of repurchase agreements                                    --             --           600,000            --
      Net decrease in federal funds purchased                          --        1,362,000            --              --
                                                                -----------    -----------    ------------    ------------
                    Net cash provided by financing activities     7,515,906      1,182,377      13,677,747      14,096,075
                                                                -----------    -----------    ------------    ------------

  NET INCREASE (DECREASE) IN CASH AND CASH
      EQUIVALENTS                                                  (622,904)        75,837         850,495         434,932

  CASH AND CASH EQUIVALENTS, beginning of period                  3,368,876      2,518,381       2,518,381       2,083,449
                                                                -----------    -----------    ------------    ------------

  CASH AND CASH EQUIVALENTS, end of period                      $ 2,745,972    $ 2,594,218    $  3,368,876    $  2,518,381
                                                                ===========    ===========    ============    ============

  SUPPLEMENTAL DISCLOSURE OF CASH FLOW
          INFORMATION
      Interest paid in cash                                     $   806,945    $   645,466    $  2,910,856    $  1,693,621
                                                                ===========    ===========    ============    ============
      Taxes paid in cash                                        $   224,697    $    26,066    $    306,626    $    279,322
                                                                ===========    ===========    ============    ============

  SCHEDULE OF NONCASH ACTIVITIES
      Change in unrealized gain (loss) on available-for-sale
          securities, net of tax                                $   (41,445)   $    43,066    $    130,389    $    (76,163)
                                                                ===========    ===========    ============    ============
      Transfer of securities from held-to-maturity to the
          available-for-sale category                           $      --      $      --      $  1,526,194    $       --
                                                                ===========    ===========    ============    ============

                     The accompanying notes are an integral
                part of these consolidated financial statements.

                                VANCOUVER BANCORP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1995 AND 1994

NOTE 1  -         ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
                    POLICIES

         (a) Organization - In March 1994, Vancouver Bancorp (Bancorp) was established for the purpose of becoming a holding company of Bank of Vancouver (the Bank) by acquiring 100% of its outstanding common stock. This reorganization was accomplished by each share of common stock of Bank of Vancouver being converted and exchanged for a share of Bancorp's common stock. All intercompany activity has been eliminated in the preparation of these consolidated financial statements.

         (b) Nature of operations - The Bank is a state chartered institution authorized to provide banking services by the State of Washington. Bank of Vancouver began operations on June 27, 1989. The Bank offers commercial banking services primarily to small and medium-sized businesses, professionals, and retail customers in Clark County, Washington.

         (c) Management's estimates and assumptions - In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Significant estimations made by management primarily involve the calculation of the allowance for loan losses. Actual results could differ significantly from those estimates.

         (d) Investment securities - Vancouver Bancorp adopted the Financial Accounting Standards Board's Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities," as of January 1, 1994. The pronouncement requires the Bank to specifically identify its investment securities as "held-to-maturity," "available-for-sale," or "trading accounts." Accordingly, management has determined that all investment securities held at December 31, 1995 and 1994, as either "held-to-maturity" or "available-for-sale" and conform to the following accounting policies:

             Securities held-to-maturity - Bonds, notes, and debentures for which the Bank has the intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

NOTE 1  -         ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
                    POLICIES - (Continued)

              Securities available-for-sale - Available-for-sale securities consist of bonds, notes, debentures, and certain equity securities not classified as held-to-maturity securities. Unrealized gains and losses, net of tax, on available-for-sale securities are reported as a net amount in a separate component of equity until realized. Fair values for investment securities are based on quoted market prices. Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method.

              Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary, result in write-downs to their fair value. The write-downs would be included in earnings as realized losses. Premiums and discounts are recognized in interest income using the effective interest method over the period to maturity.

          (e) Loans net of allowance for loan losses and unearned income - Loans are stated at the amount of unpaid principal, reduced by an allowance for estimated losses on loans and unearned income. Interest on loans is calculated by using the simple-interest method on daily balances of the principal amount outstanding. The allowance for loan losses is established through a provision for loan losses charged to expenses. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes is adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower's ability to pay. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions, collection efforts and collateral position, that the borrower's financial condition is such that collection of interest is doubtful. Loan origination fees and certain direct origination costs are capitalized and recognized by the effective interest method as an adjustment to the yield of the related loan.

              The Bank adopted the Financial Accounting Standards Board's Statements No. 114 "Accounting by Creditors for Impairment of a Loan" and No. 118 "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures" as of January 1, 1995. These pronouncements require that impaired loans be measured based on the present value of expected future cash flows discounted at

NOTE 1  -         ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
                    POLICIES - (Continued)

the loan's effective interest rate or at the loan's market price or the fair value of the collateral if the loan is collateral dependent. A loan is impaired when, based on current information and events, management believes that a borrower will be unable to pay all amounts due according to contractual terms of a related loan agreement. Large groups of smaller-balance homogeneous loans, which include installment and credit card accounts, are collectively evaluated for impairment by management. All loans for which the accrual of interest has been discontinued are considered by management to be impaired loans. The adoption of these statements did not have a material effect on the consolidated financial statements.

         (f) Property and equipment - Property and equipment are stated at cost, less accumulated depreciation, computed principally by the straight-line method over the estimated useful lives of the assets which range from three to five years for furniture and equipment and 31-1/2 years for building premises.

         (g) Income taxes - Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

         (h) Net income per share - Earnings per share were computed by dividing net income by the weighted average number of shares of common stock and common stock equivalents outstanding for the years ending December 31, 1995 and 1994. Common stock equivalents include the number of shares that would have been purchased with the proceeds from the exercise of the options based on the average price of common stock during the year.

         (i) Off-balance-sheet financial instruments - In the ordinary course of business, the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit as well as commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

             The Financial Accounting Standards Board issued Statement No. 119 "Disclosures about Derivative Financial Instruments and Fair Value of Financial Instruments" which became effective for the Bank for the year ending December 31, 1995. This pronouncement requires that banks holding derivative financial instruments, disclose quantitative and qualitative information about the instruments. As of December 31, 1995, and for the year then ended, the Bank held no derivative financial instruments.

NOTE 1  -         ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
                    POLICIES - (Continued)

         (j) Fair value of financial instruments - The following methods and assumptions were used by the Bank in estimating fair values of financial instruments as disclosed herein:

             Cash and cash equivalents - The carrying amounts of cash and short-term instruments approximate their fair value.

             Held-to-maturity and available-for-sale securities - Fair values for investment securities, excluding restricted equity securities, are based on quoted market prices. The carrying values of restricted equity securities approximate fair values.

             Loans receivable - For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans (for example, one-to-four family residential), credit card loans, and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

             Deposit liabilities - The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts and certificates of deposit (CDs) approximate their fair values at the reporting date. Fair values for fixed-rate CDs are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

             Short-term borrowings - The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings maturing within 90 days approximate their fair values. Fair values of other short-term borrowings are estimated using discounted cash flow analyses based on the Bank's current borrowing rates for similar types of borrowing arrangements.

             Long-term debt - The fair values of the Bank's long-term debt are estimated using discounted cash flow analyses based on the Bank's current borrowing rates for similar types of borrowing arrangements.

NOTE 1  -         ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
                    POLICIES - (Continued)

             Accrued interest - The carrying amounts of accrued interest approximate their fair values.

             Off-balance-sheet instruments - The Bank's off-balance-sheet instruments include unfunded commitments to extend credit and standby letters of credit. The Bank does not participate in loan sale transactions and, therefore, has no experience nor expertise in determining the value of unfunded commitments. Furthermore, management is unaware of any source that could provide the Bank with relevant data regarding the fair value of similar off-balance-sheet financial instruments within the market area. Therefore, the fair value of these instruments is not considered practicable to estimate because of the lack of quoted market prices and the inability to estimate fair value without incurring excessive costs.

         (k) Statement of cash flows - Cash equivalents are generally short-term investments with a maturity of three months or less. Cash and cash equivalents normally include cash on hand and amounts due from banks.

         (l) Reclassifications - Certain reclassifications have been made to the 1994 financial statements to conform with current year presentations.

         (m) Unaudited interim financial data - The interim financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments including normal recurring accruals necessary for fair presentation of results of operations for the interim periods included herein have been made. The results of operations for the three months ended March 31, 1996, are not necessarily indicative of results to be anticipated for the year ending December 31, 1996.

NOTE 2  -    INVESTMENT SECURITIES

             The amortized cost and estimated market values of investments in debt securities are as follows:

                                                             GROSS         GROSS        ESTIMATED
                                               AMORTIZED   UNREALIZED    UNREALIZED      MARKET
                                                 COST        GAINS        LOSSES         VALUE
                                              ----------   ---------    -----------    ----------
December 31, 1995

  Available-for-sale securities:
     U.S. Treasury securities and obliga-
       tions of U.S. government corpora-
       tions and agencies                     $2,036,370   $  45,434    $      (159)   $2,081,645
     State and municipal securities              397,470       7,463           --         404,933
     Mortgage-backed securities and
       collateralized mortgage obligations     2,209,965      50,905        (21,519)    2,239,351
                                              ----------   ---------    -----------    ----------

                                              $4,643,805   $ 103,802    $   (21,678)   $4,725,929
                                              ==========   =========    ===========    ==========

  Held-to-maturity securities:
      U.S. Treasury securities and obliga-
        tions of U.S. government corpora-
        tions and agencies                    $  408,351   $  33,971    $      --      $  442,322
      State and municipal securities           2,591,733      44,187        (20,807)    2,615,113
      Mortgage-backed securities and
        collateralized mortgage obligations    4,782,954      19,428        (61,292)    4,741,090
                                              ----------   ---------    -----------    ----------

                                              $7,783,038   $  97,586    $   (82,099)   $7,798,525
                                              ==========   =========    ===========    ==========

                                                             GROSS          GROSS      ESTIMATED
                                              AMORTIZED   UNREALIZED     UNREALIZED      MARKET
                                                 COST        GAINS         LOSSES         VALUE
                                              ----------   ---------    -----------    ----------
December 31, 1994

  Available-for-sale securities:
      State and municipal securities          $  203,720   $    --      $   (15,471)   $  188,249
      Mortgage-backed securities and
        collateralized mortgage obligations    3,207,673       5,942       (105,906)    3,107,709
                                              ----------   ---------    -----------    ----------

                                              $3,411,393   $   5,942    $  (121,377)   $3,295,958
                                              ==========   =========    ===========    ==========

  Held-to-maturity securities:
      U.S. Treasury securities and obliga-
        tions of U.S. government corpora-
        tions and agencies                    $1,964,375   $    --      $   (86,527)   $1,877,848
      State and municipal securities           2,057,532        --         (175,304)    1,882,228
      Mortgage-backed securities and
        collateralized mortgage obligations    4,835,743       1,102       (324,423)    4,512,422
                                              ----------   ---------    -----------    ----------

                                              $8,857,650   $   1,102    $  (586,254)   $8,272,498
                                              ==========   =========    ===========    ==========

             The amortized cost and estimated market value of debt securities at December 31, 1995, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

                                           AVAILABLE-FOR-SALE        HELD-TO-MATURITY
                                               SECURITIES               SECURITIES
                                        -----------------------   -----------------------
                                                      ESTIMATED                ESTIMATED
                                         AMORTIZED     MARKET     AMORTIZED      MARKET
                                           COST         VALUE        COST         VALUE
                                        ----------   ----------   ----------   ----------
  Due in one year or less               $  508,519   $  508,360   $     --     $     --
  Due after one year through five
      years                              1,527,851    1,573,285    1,489,855    1,524,103
  Due after five years through ten
      years                                397,470      404,933    1,235,470    1,225,281
  Due after ten years                         --           --        274,759      308,051
  Mortgage-backed securities and
      collateralized mortgage obliga-
      tions                              2,209,965    2,239,351    4,782,954    4,741,090
                                        ----------   ----------   ----------   ----------

                                        $4,643,805   $4,725,929   $7,783,038   $7,798,525
                                        ==========   ==========   ==========   ==========

             During 1995, pursuant to implementation guidance on accounting for certain investments in debt and equity securities issued in a Special Report by the Financial Accounting Standards Board, the Bank reassessed the appropriateness of its classifications for investment securities. Accordingly, securities with an amortized cost of $1,526,194 were transferred from the held-to-maturity category to the available-for-sale category. This resulted in the recognition of an unrealized gain on available-for-sale securities, net of tax, of approximately $34,300 at the time of transfer.

             As of December 31, 1995 and 1994, investment securities with a book value of $1,832,443 and $1,450,802, respectively, have been pledged to secure public deposits and for other purposes required or permitted by law.

NOTE 3  -    LOANS

             The composition of loan balances are summarized as follows:

                                                        DECEMBER 31,
                                               ------------------------------
                                                   1995              1994
                                               ------------      ------------
  Commercial                                   $ 10,081,130      $  8,965,980
  Commercial - real estate                       20,536,874        15,225,084
  Real estate - construction                     19,293,548         9,253,365
  Real estate - mortgage                          9,893,050         7,317,732
  Installment                                       723,559           674,605
  Personal lines of credit, credit
     cards, and overdraft accounts                  882,355           690,261
                                               ------------      ------------
                                                 61,410,516        42,127,027
  Allowance for loan losses                        (848,207)         (551,097)
  Unearned loan fees                               (434,407)         (344,543)
                                               ------------      ------------

                                               $ 60,127,902      $ 41,231,387
                                               ============      ============

             Impaired loans of $268,129 at December 31, 1995, have been recognized in conformity with FASB Statement No. 114 as amended by FASB Statement No. 118. The investment in impaired loans at December 31, 1995, was $218,684. The total allowance for loan losses related to these loans was $49,445 on December 31, 1995. Interest income on impaired loans of $20,285 was recognized for cash payments received in 1995. Had the impaired loans performed according to their original terms, additional interest income of $18,657 would have been recognized during 1995.

NOTE 4  -    ALLOWANCE FOR LOAN LOSSES

             Changes in the allowance for loan losses were as follows:

                                                          DECEMBER 31,
                                                   --------------------------
                                                      1995             1994
                                                   ---------        ---------
  Balance at beginning of period                   $ 551,097        $ 420,421
  Provision for loan losses                          273,000          230,000
  Loans charged off                                   (4,783)        (100,597)
  Recoveries                                          28,893            1,273
                                                   ---------        ---------

                                                   $ 848,207        $ 551,097
                                                   =========        =========

NOTE 5  -    PROPERTY AND EQUIPMENT

             The major classifications of property and equipment are summarized as follows:

                                                         DECEMBER 31,
                                                -----------------------------
                                                    1995              1994
                                                -----------       -----------
  Land                                          $      --         $    75,900
  Building and improvements                         662,875           649,600
  Furniture and equipment                           697,058           464,250
  Computer software                                 136,752           112,114
  Bank-owned vehicles                                70,488            61,691
                                                -----------       -----------
                                                  1,567,173         1,363,555
  Less accumulated depreciation                    (645,391)         (521,731)
                                                -----------       -----------

                                                $   921,782       $   841,824
                                                ===========       ===========

NOTE 6 -     TIME DEPOSITS

             The maturity range for time certificates of deposit of $100,000 or more and all other time deposits as of December 31, 1995, is as follows:

                                                       TIME
                                                   CERTIFICATES     ALL OTHER
                                                   OF $100,000         TIME
                                                     OR MORE         DEPOSITS
                                                   -----------     -----------
  Due in three months or less                      $ 2,672,827     $ 1,469,903
  Due after three months through one year            1,243,018       6,679,176
  Due after one year through five years                423,392       3,553,315
  Due after five years                                 352,139       2,137,986
                                                   -----------     -----------

                                                   $ 4,691,376     $13,840,380
                                                   ===========     ===========

NOTE 7 -     REPURCHASE AGREEMENTS

             As of December 31, 1995, the Bank had sold $600,000 of U.S. government securities under agreements to repurchase. The repurchase agreements provide for interest from 4.90% to 5.50%; the securities sold yield interest from 5.25% to 7.25%. Securities sold and the corresponding liabilities were as follows:

                                 MATURITY          CARRYING        MARKET    REPURCHASE
SECURITIES SOLD                    TERM              VALUE         VALUE      LIABILITY
- ---------------------        ----------------      --------      --------    ----------
  U.S. Treasury notes        Up to six months      $704,963      $707,798      $600,000
                                                   ========      ========      ========

NOTE 8 -     INCOME TAXES

             The provision for income taxes consisted of the following:

                                                           YEARS ENDED
                                                           DECEMBER 31,
                                                     -------------------------
                                                        1995            1994
                                                     ---------        --------
  Currently payable federal taxes                    $ 410,451        $284,670
  Deferred tax (benefit) liability                     (18,250)          9,030
                                                     ---------        --------

  Provision for income taxes                         $ 392,201        $293,700
                                                     =========        ========

             Deferred income taxes represent the tax effect of differences in timing between financial income and taxable income. Deferred income taxes, according to the timing differences which caused them, were as follows:

                                                           YEARS ENDED
                                                           DECEMBER 31,
                                                      -----------------------
                                                        1995           1994
                                                      --------       --------
  Excess loan loss provision not
     deductible for tax purposes                      $ 81,900       $ 51,850
  Deferred loan fees recognized for tax
     reporting                                         (49,595)       (34,000)
  Amortization of organization costs                    (1,040)        (8,400)
  Difference between book and tax
     depreciation methods                                1,347         (2,000)
  Difference between accrual and cash
     basis for tax reporting                           (11,394)       (22,050)
  Other                                                 (2,968)         5,570
                                                      --------       --------

  Deferred tax benefit (liability)                    $ 18,250       $ (9,030)
                                                      ========       ========

         The net deferred tax asset at December 31, 1995 and 1994, includes the following components:



                                                             YEARS ENDED
                                                             DECEMBER 31,
                                                     -------------------------
                                                        1995            1994
                                                     ---------        --------

         Deferred income tax assets:                 $  38,587        $ 91,796
            Deferred loan fees                         246,561         152,866
            Reserve for loan losses
            Net book value of property and              31,962           4,574
                equipment less than tax basis        $ 317,110        $249,236
                                                     ---------        --------

         Deferred income tax liabilities:              (87,211)        (74,298)
            Accrual of cash adjustment                 (36,711)           --
                                                     ---------        --------
            Other                                     (123,922)        (74,298)
                                                     ---------        --------
         Net deferred tax asset                      $ 193,188        $174,938
                                                     =========        ========


         Management believes, based upon the Bank's historical performance, net deferred tax assets will be realized in the normal course of operations and, accordingly, management has not reduced net deferred tax assets by a valuation allowance.


         The provision for federal income tax differs from the statutory rate of 34%. The nature of the differences are as follows:



                                                             YEARS ENDED
                                                             DECEMBER 31,
                                                        ----------------------
                                                          1995          1994
                                                        --------      --------
         Expected federal tax at statutory rate         $436,138      $325,578
         Effect of nontaxable interest income, net       (42,953)      (31,983)
         Effect of nondeductible life insurance
            premiums paid on key employees                 5,823         6,258
         Other ,net                                       (6,807)       (6,153)
                                                        --------      --------
                                                        $392,206      $293,700
                                                        ========      ========

NOTE 9 - FAIR VALUES OF FINANCIAL INSTRUMENTS

         The following table shows the estimated fair value and the related carrying values of the Bank's financial instruments at December 31, 1995:

                                                      CARRYING      ESTIMATED
                                                       AMOUNT      FAIR VALUE
                                                     -----------   -----------
         Cash and due from financial
            institutions                             $ 3,368,876   $ 3,368,876
         Interest earning deposits due from
            depositing institutions                  $   109,233   $   109,233
         Securities available-for-sale               $ 4,643,805   $ 4,725,929
         Securities held-to-maturity                 $ 7,783,038   $ 7,798,526
         Loans, net of allowance for loan
            losses                                   $60,127,902   $60,286,954
         Accrued interest receivable                 $   468,962   $   468,962
         Demand deposits                             $11,083,838   $11,083,838
         NOW and money market accounts               $ 8,779,317   $ 8,779,317
         Savings and time certificate accounts       $46,118,578   $46,287,838
         Time certificate accounts of $100,000
            or more                                  $ 4,691,376   $ 4,747,424
         Accrued interest payable                    $   186,323   $   186,323
         Repurchase agreements                       $   600,000   $   600,000
         Note payable                                $ 1,350,000   $ 1,350,000


         While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were the Bank or Bancorp to have disposed of such items at December 31, 1995, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at December 31, 1995, should not necessarily be considered to apply at subsequent dates.

         In addition, other assets and liabilities of the Bank and Bancorp that are not defined as financial instruments are not included in the above disclosures, such as property and equipment. Also, nonfinancial instruments typically not recognized in the financial statements nevertheless may have value but are not included in the above disclosures. These include among other items, the estimated earnings power of core deposit accounts, the earnings potential of loan servicing rights, customer goodwill, and similar items.

NOTE 10  -  TRANSACTIONS WITH RELATED PARTIES

            Certain directors, executive officers, and principal stockholders are customers of and have had banking transactions with the Bank, and the Bank expects to have such transactions in the future. All loans and commitments included in such transactions were made in compliance with applicable laws on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons and do not involve more than the normal risk of collectibility or present any other unfavorable features. The amount of loans outstanding to directors, executive officers, principal stockholders, and companies with which they are associated was as follows:

                                                         DECEMBER 31,
                                                 -------------------------
                                                    1995            1994
                                                 ---------        --------
            Beginning balance                    $ 798,879        $333,885
            Loans made                             250,000         502,027
            Loans paid                            (403,729)        (37,418)
            Net change in Visa borrowing            (1,065)            385
                                                 ---------        --------
                                                 $ 644,085        $798,879
                                                 =========        ========


NOTE 11  -  FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

            In the normal course of business to meet the financing needs of its customers, the Bank is a party to financial instruments with off-balance-sheet risk. These financial instruments include commitments to extend credit and the issuance of letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial position. The contract amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

            The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and letters of credit written is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. Approximately 75% of the Bank's outstanding commitments to extend credit are written with variable interest rates. Unless noted otherwise, the Bank does not require collateral or other security to support financial instruments with credit risk.


                                                                      CONTRACTUAL AMOUNT
                                                                      AS OF DECEMBER 31,
                                                               --------------------------------
                                                                   1995                 1994
                                                               -----------           ----------
            Financial instruments whose contract amounts
                   represent credit risk:
               Commitments to extend credit:
                   Commercial real estate and construction
                      loan commitments                         $ 7,003,846           $2,879,374
                   Revolving lines secured by residential
                      properties                                   237,447              180,552
                   Credit card lines of credit                     922,573              836,540
                   Other unused commitments                      3,049,428            2,562,748
               Letters of credit                                   209,306              191,100
                                                               -----------           ----------
                                                               $11,422,600           $6,650,314
                                                               ===========           ==========


            Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing properties.

            Letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third-party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

NOTE 12 -   CONCENTRATIONS OF CREDIT RISK

            All of the Bank's loans, commitments, commercial letters of credit, and standby letters of credit have been granted to customers in the Bank's market area. The majority of such customers are also depositors of the Bank. Investments in state and municipal securities involve governmental entities within the Bank's geographical region. The concentrations of credit by type of loan are set forth in Note 3. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Commercial and standby letters of credit were granted primarily to commercial borrowers as of December 31, 1995. The Bank's loan policy does not allow the extension of credit to any single borrower or group of related borrowers in excess of $300,000 without approval from the Board of Director's loan committee.

NOTE 13 -   COMMITMENTS AND CONTINGENCIES

      (a) Operating lease commitments - The approximate annual commitment for rentals under noncancellable operating leases is summarized as follows:

                                           LEASE        SUB-LEASE       NET
            YEARS ENDING DECEMBER 31,    COMMITMENT       INCOME     COMMITMENT
            -------------------------    ----------     ---------    ----------
                        1996              $169,515      $ 75,000     $ 94,515
                        1997               147,924        78,125       69,799
                        1998               147,924        81,250       66,674
                        1999               147,924        87,500       60,424
                        Thereafter         228,024        87,500      140,524
                                          --------      --------     --------
                                          $841,311      $409,375     $431,936
                                          ========      ========     ========

            Rental expense for all operating leases was $106,109 and $10,250 for the periods ended December 31, 1995 and 1994, respectively.

      (b) Legal contingencies - In the ordinary course of business, the Bank may become involved in litigation arising from normal bank activities. In the opinion of management and legal counsel, the ultimate disposition of these actions will not have a material adverse effect on the Bank's financial position or results of operations.

NOTE 14 -   CREDIT ARRANGEMENTS AND NOTE PAYABLE

            The Bank is a member of the Federal Home Loan Bank (FHLB) of Seattle. As a member, the Bank has a committed line of credit up to 10% of total assets. During 1994, the collateral arrangement was changed from physical possession to a blanket pledge agreement. Borrowings generally provide for interest at the then current published rates. The Bank had no borrowings outstanding from the FHLB at December 31, 1995 or 1994.

            In December 1994, the Bancorp obtained a $1,500,000 note from Security State Bank. The note bears interest at prime (8.5% at December 31,
1994) and the final principal payment is due on December 15, 1999. Interest is paid quarterly, beginning on March 15, 1995, and principal is paid semi-annually beginning on June 15, 1995. The loan is secured by Bank of Vancouver stock.

            The scheduled repayment of long-term debt is as follows:

            YEARS ENDING DECEMBER 31,              AMOUNT
            -------------------------            ----------
                     1996                        $  225,000
                     1997                           375,000
                     1998                           375,000
                     1999                           375,000
                                                 ----------
                                                 $1,350,000
                                                 ==========

NOTE 15 -   STOCK OPTION PLANS

            The Board of Directors and Stockholders adopted an Employee Stock Option Plan (the "Plan") in June 1989 for the benefit of the Bank's and Bancorp's key employees. Under the Plan, which offers both incentive and nonqualified stock options, the maximum number of shares which may be optioned and sold is 18,552 shares of Bancorp's outstanding common stock, subject to adjustment for changes in the Bank's capitalization. Options granted under the Plan are exercisable at any time by the grantee up to the 10th anniversary of the date of the grant. The option price for the shares of common stock to be issued under the Plan is established by the Board of Directors or its committee, but, in the case of incentive stock options, will be no less than the fair market value of the stock on the date of grant.

            In October 1989, the Bank entered into incentive and nonqualified stock option agreements with its President, pursuant to the Plan. Under the incentive stock option agreement, the President was given options to purchase 4,000 shares of the Bank's common stock at $25 per share for a 10-year period from the date of grant. Under the nonqualified stock option agreement, the President was given options to purchase up to 5,914 shares of common stock for $22 per share also for a 10-year period. As of December 31, 1995, the President had exercised no options to acquire Bank or Bancorp stock.

            In December 1992, an Incentive Stock Option and Nonstatutory Stock Option Plan was approved and adopted. This Plan provides nonstatutory stock options for both directors and employees as well as incentive stock options for employees of Bancorp. The maximum number of shares optioned and sold under this Plan is 30,000, subject to adjustment for changes in Bancorp's capitalization. Options granted under the Plan will be evidenced by Stock Option Agreements stipulating terms and conditions under which the options have been granted. All options under the Plan are exercisable by the grantees up to the 10th anniversary of the date of grant. However, incentive stock options do not become exercisable for a period of one year after the date of grant. In no event will the shares granted under either the nonstatutory or incentive options, be exercisable at prices less than 100% of the fair market value of the stock at the time of grant.

            In February 1993, the President and certain officers were granted incentive stock options to acquire 5,342 shares of common stock at a price of $30.51 per share. Simultaneously, nonstatutory stock options for 11,262 shares of common stock at $30.51 per share were granted to directors of the Bank. In December 1993, other officers were granted incentive options to acquire 3,128 shares of common stock at a price of $35.10. In June 1995, nonstatutory options to acquire 1,877 shares of common stock at a price of $40.76 were granted to a Director.

            In 1995, nonstatutory stock options for 1,877 shares were exercised by a Bank director and resulted in the recognition of $57,261 of additional capital.

            The following table summarizes options granted and exercisable as of December 31, 1995:

                                            NUMBER                   AMOUNT
                                          OF SHARES     PRICE     EXERCISABLE
                                          ---------     -----     -----------
            Incentive stock options:
              October 1989                   4,000      $25.00      $100,000
              February 1993                  5,342      $30.51       162,984
              December 1993                  3,128      $35.10       109,793

            Nonqualified/nonstatutory
                 stock options:
              October 1989                   5,914      $22.00       130,108
              February 1993                 11,262      $30.51       343,604
              June 1995                      1,877      $40.76        76,506
                                                                    --------
                                                                    $922,995
                                                                    ========


NOTE 16 -   EMPLOYEE BENEFIT PLANS

            Effective January 1, 1992, the Bank adopted a Salary Savings Plan which allowed employees to defer certain amounts of compensation for income tax purposes under Section 401(k) of the Internal Revenue Code. The Plan was amended and incorporated into an Employee Stock Ownership Plan (KSOP) on November 18, 1992. The KSOP is a deferred compensation plan in which Bank contributions are used to provide participating employees with stock in the Bank and in which employee contributions are made on a before-tax basis pursuant to provisions under Internal Revenue Code Section 401(k). Essentially all full-time employees over the age of 21 and meeting length of service requirements are eligible to participate in the Plan.

            Employees may elect to contribute and defer, within statutory limits, up to 15% of their annual compensation into the Plan. Their contributions and those of the Bank will be invested by Plan Trustees into either an equity or general investment fund. The equity fund will focus on the acquisition of the Bancorp's common stock. The general investment fund will be a diversified portfolio.

            Employer contributions to the Plan are all discretionary and consist of basic, optional, and matching allocations. Employee contributions are fully vested at all times. Basic and optional contributions are primarily invested in Bancorp stock and fully vested when participating employees have six or more years of service. Matching contributions relate to employee salary reduction elections and contributions to the

Plan. Matching contributions also vest when participating employees have six or more years of service. For the years ended December 31, 1995 and 1994, the Bank contributed cash of $36,502 and $24,571, respectively, into the KSOP.

            During 1992, the Bank also adopted and implemented an Executive Supplemental Income (ESI) Plan. The Plan was established to provide retirement benefits for officers key to the Bank's growth and profitability. The Plan, which covers certain executive officers, is being indirectly funded through the purchase of corporate owned life insurance. The accumulated asset value of acquired insurance policies will serve to pay future retirement benefits of covered executives. However, these future retirement benefits are earned through the working lifetime of covered executives and, once fully vested, are only equal to the excess of the cash value of the corporate life insurance policy over premiums paid by the Bank. As of December 31, 1995, the cash value of the policies approximated the total premiums paid and, therefore, no employee benefit obligation has been accrued.

            As of December 31, 1995 and 1994, the cash surrender value of the corporate owned life insurance policies was $616,192 and $448,740, respectively.

NOTE 17 -   OTHER OPERATING EXPENSES

            Other operating expenses consist of the following:

                                                            YEARS ENDED
                                                            DECEMBER 31,
                                                      ----------------------
                                                        1995          1994
                                                      --------      --------
            Taxes and fees                            $ 97,593      $ 62,811
            Directors' fees                             72,402        55,375
            Correspondent bank service charges          32,451        32,443
            Postage                                     27,343        21,641
            Armored car and courier                     14,130        17,172
            Dues, membership, and subscriptions         17,997        15,819
            Conventions and meetings                     9,417        14,009
            Telephone                                   16,099        10,459
            Contributions                               12,690         9,890
            Education and staff development             11,940         9,114
            Other miscellaneous expenses                59,571        25,687
                                                      --------      --------
                                                      $371,633      $274,420
                                                      ========      ========

NOTE 18 -   REGULATORY MATTERS

            The Bank is required to maintain minimum amounts of capital to total "risk weighted" assets, as defined by banking regulators. At December 31, 1995, the Bank is required to have minimum Tier 1 and total capital ratios of 4.00% and 8.00%, respectively. The Bank's actual ratios at that date were 11.45% and 12.70%, respectively.

NOTE 19 -   SUBSEQUENT EVENT

            On February 15, 1996, Bancorp entered into a definitive agreement to merge with West Coast Bancorp (WCB). The agreement provides that, upon consummation of the merger, stockholders of Bancorp will receive WCB stock worth $11.6 million. Based upon the terms of the merger agreement, the exchange ratio is subject to the average price of WCB stock over a ten-day period prior to the closing of the merger. While it is anticipated that the merger will be completed in mid-1996, the acquisition is subject to certain conditions, including the approval of Bancorp's shareholders. If completed, it is expected the merger will be accounted for using the pooling of interests method. Transactions accounted for as a pooling of interests reflect the assets, liabilities, stockholders' equities, and results of operations of the separate entities as though the entities had been combined as of the earliest date reported.

                              GLOSSARY OF KEY TERMS

BHCA.................................   Bank Holding Company Act of 1956, as
                                        amended.

BANK.................................   Bank of Vancouver.

CFA..................................   Columbia Financial Advisors, Inc., VB's
                                        financial advisors.

CLOSING..............................   Closing of the Merger contemplated in
                                        the Merger Agreement.

CODE.................................   Internal Revenue Code of 1986, as
                                        amended.

DISSENTING SHARES....................   Those shares of VB Common Stock as to
                                        which shareholders have perfected their
                                        dissenters' rights pursuant to RCW
                                        23B.13.

EFFECTIVE DATE.......................   The date Closing of the Merger will
                                        occur.

EXCHANGE ACT.........................   Securities Exchange Act of 1934, as
                                        amended, and related rules and
                                        regulations.

EXCHANGE AGENT.......................   Individual designated by WCB and VB to
                                        handle the exchange of VB Common Stock
                                        for WCB Common Stock or cash (in the
                                        case of holders that would otherwise be
                                        entitled to a fractional share of WCB
                                        Common Stock).

FDIC.................................   Federal Deposit Insurance Corporation.


FRB..................................   Board of Governors of the Federal
                                        Reserve System.


GAAP.................................   Generally accepted accounting
                                        principles, consistently applied.

HB...................................   HB Acquisition Corporation, a Washington
                                        bank holding company and wholly owned
                                        subsidiary of WCB.

MERGER...............................   The merger of VB with and into HB in
                                        accordance with the Merger Agreement.

MERGER AGREEMENT.....................   The Plan and Agreement of Reorganization
                                        and Merger, dated as of February 15,
                                        1996 among WCB, HB and VB.

OBCA.................................   The Oregon Business Corporations Act.

ORS..................................   Oregon Revised Statutes.

OREGON DEPARTMENT....................   The Oregon Department of Consumer and
                                        Business Services.

PRICING PERIOD.......................   The ten consecutive trading days ending
                                        on and including the fifth trading day
                                        preceding the Effective Date.

PROSPECTUS/PROXY STATEMENT...........   Prospectus/Proxy Statement which is to
                                        be mailed to VB's shareholders, together with any amendments and supplemental and supplementals to such prospectus/proxy statement.

PURCHASE PRICE.......................   The aggregate consideration payable by
                                        WCB to VB's shareholders in connection
                                        with the Merger, with an aggregate value equal to $11,581,000.

RCW..................................   Revised Code of Washington.

REGISTRATION STATEMENT...............   Registration Statement on Form S-4, of
                                        which this Prospectus/Proxy Statement
                                        forms a part, filed by WCB with the SEC
                                        for the purpose of registering shares of WCB Common Stock to be issued in the Merger.

REGULATORY APPROVALS.................   The required regulatory approvals of the
                                        transaction by the FRB and the
                                        Washington Director.

SEC..................................   Securities and Exchange Commission.

SECURITIES ACT.......................   Securities Act of 1933, as amended, and
                                        the rules and regulations promulgated
                                        thereunder.

STOCK OPTION AGREEMENT...............   Stock Option Agreement between WCB and
                                        VB, dated as of February 15, 1996.

TERMINATION DATE.....................   A date after October 31, 1996 in which
                                        Closing has not occurred.


VB...................................   Vancouver Bancorp, a Washington bank
                                        holding company.


VB COMMON STOCK......................   VB's Common Stock, $1.00 par value per
                                        share.


VB FINANCIAL  STATEMENTS.............   VB's audited consolidated statements of
                                        financial condition as of December 31,
                                        1995 and 1994, and the related audited
                                        statements of income, changes in cash
                                        flows and stockholders' equity for each
                                        of the years ended December 31, 1995 and 1994.


WBCA.................................   The Washington Business Corporations
                                        Act.

WCB..................................   West Coast Bancorp, an Oregon bank
                                        holding company.

WCB COMMON STOCK.....................   WCB's Common Stock, no par value.

WCB FINANCIAL STATEMENTS.............   WCB's audited consolidated statements of
                                        financial condition as of December 31,
                                        1995 and 1994, and the related audited
                                        statements of income, changes in cash
                                        flows and shareholders' equity for each
                                        of the years ended December 31, 1995 and 1994.

WASHINGTON DIRECTOR..................   The Director of the Washington State
                                        Department of Financial Institutions.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         WCB's Articles of Incorporation provide for indemnification, to the fullest extent permissible under the OBCA, of its directors against all expense, liability, and loss (including attorneys' fees incurred by him or her by reason of or arising from the fact that he or she is or was a director of WCB or is or was serving at WCB's request as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, and these indemnification rights continue as to a person who has ceased to be a director, officer , partner, trustee, employee, or agent and inure to the benefit of his or her heirs, executors, and administrators. WCB's Articles of Incorporation authorize WCB, through its Bylaws, and the WCB Board to provide indemnification to WCB's officers, employees, and agents, to the extent permitted by law. WCB's Bylaws provide that WCB will indemnify its directors and officers to the full extent permitted by the OBCA. However, WCB will not provide indemnification when (a) a director or officer commits intentional misconduct or knowingly violates the law; (b) a director or officer is adjudged liable to WCB in a proceeding by or in the right of WCB; or (c) a director or officer is adjudged liable in any proceeding charging improper personal benefit on the basis that the director or officer improperly received a personal benefit. Indemnification rights and procedures, including entitlements to advanced expenses, are set forth in more detail in WCB's Bylaws.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

         (a)  The exhibits are listed on the accompanying "Exhibit Index".

         (b)  Financial Statement Schedules.

         (c) The opinion of the financial advisor is set forth as Appendix C to this Prospectus/Proxy Statement

ITEM 22.  UNDERTAKINGS

         (a)  The undersigned registrant hereby undertakes:

              (1) To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to;

                   (i) Include any prospectus required by Section 10(a)(3) of the Securities Act;

                  (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                 (iii) Include any additional or changed information on the plan of distribution;

             (2) For determining liability under the Securities Act, to treat each such post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time shall be deemed to be the initial bona fide offering.

             (3) To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

         (b) To advise all directors and officers that insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

         (c) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

         (d) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lake Oswego, State of Oregon on May 31, 1996.


                                WEST COAST BANCORP

                                By:  /s/ Rodney B. Tibbatts
                                     -------------------------------------------
                                     Rodney B. Tibbatts
                                     Co-President and Co-Chief Executive Officer



         Pursuant to the requirements of the Securities Act, this Amendment to the Registration Statement has been signed by the following persons in the capacities indicated, on the 31st day of May, 1996.


        Signature                           Title
        ---------                           -----
 /s/ Victor L. Bartruff                     Co-Chief Executive Officer
- --------------------------                  and Director (Co-Principal Executive
Victor L. Bartruff                          Officer)

 /s/ Rodney B. Tibbatts                     Co-Chief Executive Officer
- --------------------------                  and Director (Co-Principal Executive
Rodney B. Tibbatt                           Officer)

 /s/ Donald A. Kalkofen                     Treasurer and Chief Financial
- --------------------------                  Officer (Principal Financial and
                                            Accounting Officer)
Donald A. Kalkofen

     Lester D. Green  *                     Chairman of the Board
- --------------------------
Lester D. Green

     Gary D. Putnam  *                      Vice Chairman of the Board
- --------------------------
Gary D. Putnam

     Lloyd D. Ankeny  *                     Director
- --------------------------
Lloyd D. Ankeny


     Phillip G. Bateman  *                  Director
- --------------------------
Phillip G. Bateman


        Signature                           Title
        ---------                           -----

     Stanley M. Green
- ---------------------------                 Director
Stanley M. Green

     William B. Loch  *                     Director
- ---------------------------
William B. Loch

     Jack E. Long  *                        Director
- ---------------------------
Jack E. Long

     C. Douglas McGregor  *                 Director
- ---------------------------
C. Douglas McGregor

     Robert D. Morrison  *                  Director
- --------------------------
Robert D. Morrison

     J. F. Ouderkirk  *                     Director
- --------------------------
J. F. Ouderkirk

By  /s/ Rodney B. Tibbatts
- --------------------------
     Rodney B. Tibbatts
   * Attorney-in-Fact

                                 EXHIBIT INDEX

Exhibit
Number            Description of Exhibits
- -------           -----------------------

2.1* Plan and Agreement of Reorganization and Merger among WCB, HB and VB dated as of February 15, 1996, as amended (included in this Registration Statement as Appendix A to the Prospectus/Proxy Statement, which is incorporated herein by reference).

5.1* Opinion of Graham & Dunn, P.C. as to the legality of securities.

8.1 Opinion of Graham & Dunn, P.C. as to federal income tax consequences.

10.1* Stock Option Agreement between WCB and VB dated as of February 15, 1996 (included in this Registration Statement as Appendix B to the Prospectus/Proxy Statement).

10.2* Employment Agreement between VB and Lee S. Stenseth, ratified by WCB, dated as of February 15, 1996.

10.3* Form of Noncompetition Agreement among WCB, VB and each director of VB, respectively, dated as of February 15, 1996.

23.1* Consent of Graham & Dunn, P.C. (contained in its opinion filed as Exhibit 5.1).

23.2              Consent of Graham & Dunn, P.C. as to its tax opinion.

23.3              Consent of Arthur Andersen LLP, WCB's independent auditors.

23.4              Consent of Moss Adams LLP, VB's independent auditors.

23.5* Consent of Columbia Financial Advisors, Inc. (contained in its opinion included in this Registration Statement as Appendix D to the Prospectus/Proxy Statement).

24.1* Power of Attorney (included in signature page to Registration Statement) and certified resolutions of the WCB Board.

99.1* Opinion of Columbia Financial Advisors, Inc. (included in this Registration Statement as Appendix D to the Prospectus/Proxy Statement).

99.2*             Form of proxy to be mailed to the shareholders of VB.

99.3*             Rule 438 Consent of James J. Pomajevich.

- -------------------------

* previously filed